EXHIBIT 3

Annual Report 2007

Delivering Results for Canada

EDC
EXPORT

Canada

EDC

Annual Report 2007 Delivering Results for Canada

EDC
EXPORT

CONTENTS

1	2007 Performance Highlights	32	2008 Strategic Objectives	82	Financial Reporting Responsibility
4	Message to the Shareholder	36	Investor Relations	83	Auditor's Report
6	Message from the Chair	40	Board of Directors	84	Consolidated Financial Statements
8	Economic Outlook	42	Executive Management Team	88	Notes to the Consolidated Financial Statements
10	Delivering Results for Canada	43	Corporate Governance	118	Ten-Year Review
20	Operating Principles	49	2007 Financial Review	124	Glossary of Financial Terms
25	Performance Against Objectives	50	Management's Discussion and Analysis	125	Corporate Representation

EDC’s mandate — to support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade as well as respond to international business opportunities — guides everything we do.
CONTENTS 1 2007 Performance Highlights 4 Message to the Shareholder 6 Message from the Chair 8 Economic Outlook 10 Delivering Results for Canada 20 Operating Principles 25 Performance Against Objectives 32 2008 Strategic Objectives 36 Investor Relations 40 Board of Directors 42 Executive Management Team 43 Corporate Governance 49 2007 Financial Review 50 Management’s Discussion and Analysis 82 Financial Reporting Responsibility 83 Auditor’s Report 84 Consolidated Financial Statements 88 Notes to the Consolidated Financial Statements 118 Ten-Year Review 124 Glossary of Financial Terms 125 Corporate Representation

PERFORMANCE HIGHLIGHTS
2007 HIGHLIGHTS
Business Volume
Industry Sector ($ in millions)
Geographic Market ($ in millions)
Canadian Region ($ in millions)

*	Represents volume not designated to a specific Canadian region.
FIVE — YEAR REVIEW HIGHLIGHTS
Business Volume ($ in millions)

*	Includes activity pursuant to the softwood lumber deposit refund mechanism transactions.
Shareholder’s Equity ($ in millions)

*	Includes accumulated other comprehensive income.
Customers Served
EDC ANNUAL REPORT 2007     1

2007 PERFORMANCE HIGHLIGHTS
EDC served 6,963 customers; 84% were small- and medium-sized exporters
EDC facilitated $77.7 billion in exports and investments in 183 markets, a 17.5% increase over 2006
$20.8 billion of EDC’s business was in emerging markets, up 37% over 2006
$18.8 billion was in exports and investments by small- and medium-sized exporters
$9.6 billion was in Canadian direct investment abroad
$11.7 billion was done in partnership with financial institutions
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2007 PERFORMANCE HIGHLIGHTS
Canada’s total exports reached $536 billion
Canadian exports maintain 1 out of 5 jobs in Canada, and generate 25% of national income
The business EDC facilitated helped generate $55.6 billion to Canada’s GDP, about 4.5% of GDP, and supported 624,000 jobs
For the 7th consecutive year, EDC was recognized as one of Canada’s Top 100 Employers, as reported in Maclean’s magazine
EDC ANNUAL REPORT 2007     3

MESSAGE TO THE SHAREHOLDER
Delivering Results

EDC’s business model is designed to deliver results for Canadians at all points of the credit cycle, through good times and bad. In periods of tightened liquidity and greater risks, Canada’s exporters and investors look to EDC even more for help internationally. That was certainly the case in 2007.
The past year produced mixed results for Canada’s exporters and investors. While strong demand and high prices drove sustained export growth in sectors like energy and metals, the continuing strength of our dollar, high energy costs, and the economic slowdown in our largest market, the U.S., caused declines in many others. Overall growth in Canadian exports slowed in 2007.
     The mix of strong growth in some industries, and greater demand among those adversely impacted by economic conditions, produced a record $77.7 billion in EDC business. We served 6,963 customers in transactions in 183 markets and our business grew by 17.5 % overall with growth experienced in nearly all programs.
     In 2007 we continued to implement a new operating model to better connect with our customers. Initiated in 2006, our Integration Exercise restructured our business teams by industry sector to enhance customer access to the full range of services, expertise and market knowledge we offer. We further supported that work with new initiatives to streamline our business processes, and enhance the systems and technology that help us interact with customers.
     Our focus on customers is delivering strong results to grow Canada’s trade. While some 84% of our customers were small- or medium-sized businesses, the value of their business through EDC grew by 25% to $18.8 billion.
     The most dramatic increase in our business was in emerging markets. Canadian companies increasingly understand the strategic importance of these markets to future growth and in 2007 EDC worked with 1,820 of them on a business volume of $20.8 billion, a 37% increase from 2006. Emerging markets now constitute 27% of EDC’s total volume.
     A key factor in that growth has been establishing representation in high-growth markets. In 2007, representation was launched in Moscow and Mumbai, and we announced that Santiago and Abu Dhabi would be added to our list by early 2008.
     A growing number of Canadian companies are using investment as an element of their global business strategy. As a result, our support of Canadian direct investment abroad was $9.6 billion, an increase of 39%.
     EDC works to leverage greater financial capacity for Canada’s trade by working in partnership with private financial institutions. In 2007 EDC completed $11.7 billion in business done in direct partnership with financial institutions, a 2% increase over 2006.
     EDC was also working to increase financial capacity for potential exporters through the growth of our equity program. By the end of 2007 we had $190 million in equity commitments and the new regulatory changes announced by the Government in the 2007 federal budget should greatly enhance that through 2008. Our program to invest in private equity and venture capital funds both at home and abroad is designed primarily to assist small- or mid-market Canadian firms to innovate, commercialize their business and make the connections they need to go global.
     EDC ended the year with a net income of $473 million. This is a significant reduction from $1.2 billion in 2006. Growth in our business volume increased both our loans and insurance exposure, driving an increase in our provisioning for credit losses. We did expand our capacity to take on additional risk in keeping with our mandate to help more Canadian companies take advantage of trade opportunities and grow their international business, while continuing to operate on prudent commercial terms.
     The more we work with Canadian companies throughout the world, the more we see they are sustaining their success by doing business responsibly.
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This is why we have embedded corporate social responsibility (CSR) as an operating principle at EDC. In 2007 we benchmarked our practices against other Export Credit Agencies (ECAs) and private financial institutions. We measure up well against our peers, and continued to play a leadership role in key areas such as the review of potential environmental risks associated with projects. As a result, in 2007 we became only the second ECA to adopt the Equator Principles, the main guidelines followed by the world’s leading private financial institutions, including all of Canada’s major banks.
     In 2007 we also developed new training tools to deepen understanding of our Codes of Conduct and Business Ethics within EDC and we expanded our program to engage stakeholders on CSR issues. We hosted a successful forum on the CSR challenges posed by mining in the Democratic Republic of Congo, bringing together representatives of industry, government, academia and civil society. This helped inform our approach to the market, and to identify the mitigants and practices needed to ensure that any involvement in the market would lead to responsible development.
     EDC’s Disclosure Policy proactively provides information on our operations and project support with the goal of enhancing our public accountability. In 2007 EDC also became subject to the Access to Information Act. More information on EDC’s general administration is now open to the public, however confidential information in relation to our clients remains fully protected.
     In 2008 the Government will initiate a review of EDC’s mandate and operational effectiveness as required by the Export Development Act. This will provide an excellent opportunity for all those with an abiding interest in trade to focus on the importance of trade to Canadian prosperity, the needs of Canada’s exporters and investors, as well as how EDC can best meet them. It will be a timely and important discussion as we continue to work with others to grow Canada’s trade, and deliver results for Canadians.
     I am extremely proud of our 2007 results. They were only possible through the contribution and support of so many others. I would like to thank the Board of Directors for its continuing oversight and guidance as well as our shareholder, the Government of Canada, for its support of our efforts. I also want to particularly thank our employees. I have always been impressed by their commitment to excellence, and their willingness to embrace change. Their achievements this year were considerable.
     Our results in 2007 fully support the objectives of the Government’s Global Commerce Strategy. We are carrying forward terrific momentum into 2008. While we expect the year to prove challenging to many of Canada’s exporters and investors, we believe our skills, experience and financial capacity position us to increase our contribution. We look forward to delivering even greater results for Canada.
Eric D. Siegel
President and CEO
EDC ANNUAL REPORT 2007     5

MESSAGE FROM THE CHAIR
Delivering on Good Governance

With another highly successful year behind us, I am pleased to report to you on the past year’s governance activities at EDC.
It was an honour for me to begin my service as Chair of the Corporation’s Board of Directors in mid-2007. Drawing on both my public and private-sector experience in Canada’s West, I know how important trade — with our neighbours, and with emerging markets around the globe — is to the quality of life we enjoy in Canada.
     My fellow Directors and management at EDC are also mindful of trade’s importance to Canadians. We are proud of what we do because it helps Canadian exporters and investors succeed in a global marketplace that is dramatically different from what it was just five years ago. Direct investment abroad, booming emerging markets and global supply chains — they’re all part of the seismic shift facing many of our customers. EDC is working hard to stay ahead of the curve so that its services contribute to the success of small- and medium-sized companies just as well as to the growth of our global champions. The Board is focused on this objective every time we meet.
     You’ll see in this report the story of EDC delivering strong results in 2007: a record $77.7 billion of Canadian exports and investments facilitated abroad. And the amount of business in tough emerging markets grew by 37%. Management and EDC employees are to be commended for this success.
     The Board of Directors knows its role in EDC’s success: good governance. Like everything else today, the standard for “gold medal” governance seems to be an upward-moving bar. The Board keeps careful watch over EDC’s performance, values and integrity in its service to Canadians. We challenge management to exceed expectations, to do better than the Corporate Plan targets — to do better in connecting with exporters and investors; to move more exporters to see the benefits of integrative trade; and to better use EDC’s “weight” to the advantage of Canadian exporters.
     An important decision by the Board this year was the payment of a $350 million dividend to our shareholder, the Government of Canada. Under our policies, the Board may pay a dividend if EDC’s available capital exceeds our foreseeable needs. This was the case in 2007. In the years ahead, we will continue to be mindful that the first call on our capital must be devoted to increasing Canada’s international trade.
     Following the recommendations of a Board governance survey, we revamped the terms of reference of our Business Development Committee to let it play a more thorough role in EDC’s business planning cycle. With greater discussion on the Corporate Plan now taking place at the Committee level, the Board has more time to focus on other strategic issues.
     As 2008 begins, we are preparing for the legislated, independent review of EDC’s mandate and operations. This review puts our activities under a critical spotlight. Is EDC doing all that it can to help exporters and investors to succeed? How could we do it better? What more, or less, could we do? The Board is fully engaged in this work and will provide management with strategic advice and support during this demanding process.
     EDC hosted its first Annual Public Meeting in Gatineau, Quebec, on October 18, 2007. This event attracted 83 people from all our stakeholder groups — Canadian companies, government, business associations, non-governmental organizations, academia and the public at large. They had a chance to hear about EDC’s results and plans, but, even more importantly, to ask questions and provide feedback on EDC’s performance. These insights help the Board to strengthen its strategic role. Plans are underway for the next Annual Public Meeting in Ottawa on April 30, 2008.
     As is EDC’s practice, we held two Board meetings outside Ottawa last year, in Montreal and Halifax. Special events brought us together with clients and other stakeholders in their own backyard,
6     DELIVERING RESULTS FOR CANADA

thereby letting us get to know their needs better. I look forward to seeing our clients when we meet in Toronto and Calgary and attend other events across Canada this year.
     As EDC reports to the Minister of International Trade, David Emerson, the Corporation aligns its business plans with the Minister’s trade goals and expectations for EDC, outlined in his Statement of Priorities and Accountabilities. We were particularly pleased that Minister Emerson met with us this year and shared his priorities for EDC and international trade with our Directors and EDC’s executive team.
     EDC has been well served over the years by strong leaders on our Board of Directors. I especially want to pay tribute to the seasoned leadership and valuable business and government experience that Paul Gobeil brought to the table during his five and a half years as Board Chair. He has left a very strong organization in his wake.
     Several other Directors, whose terms ended in 2007, also contributed generously to EDC’s past and future strength — Raymond C. Setlakwe of Quebec, and Brian Heffernan and Marcella Szel of Alberta. We thank them all for their years of service. Finally, four other new Directors joined us in 2007: P. Mario Charpentier of Quebec, Linda M.O. Hohol and John R. Rooney of Alberta and Dr. Norman M. Betts of New Brunswick.
     I want to express my thanks to EDC’s management and employees for their warm welcome. It’s heartwarming to see the talent and passion of all the people who have made EDC one of Canada’s Top 100 Employers for seven straight years. This is also reflected in management’s ambitious plans to help Canada’s exporters and investors further expand their trade and investments abroad, all the more crucial in the turbulent times ahead.
     During my term, I want Export Development Canada to build on the development side by raising awareness about trade opportunities and helping small- and medium-sized businesses acquire the tools to be successful both inside and outside of Canada. Canadians and our national economy will all benefit from this success.
Jim Dinning
Chair
EDC ANNUAL REPORT 2007     7

ECONOMIC OUTLOOK
Exporters Face Tougher Challenge in 2008

The world economy has had a good run for the past five years, but the tide has turned.
Canadian exporters and investors, many of whom missed the best part of the global party, now must deal with the world’s hangover anyway.
     It is best to start at the beginning, September 11, 2001, one of the grimmest days in living memory. That day, U.S. consumers made a collective decision to live for the moment. They bought cars and houses and everything that goes into a house. They basically stopped saving out of their paycheques, preferring instead to feather their nest and accumulate wealth in their abode. The housing sector boomed, and U.S. economic growth accelerated, spilling over onto the rest of the world.
     Banks were big facilitators of this spending binge. They enthusiastically permitted homeowners to borrow against the rising equity in their homes to buttress their spending plans. They allowed first-time homebuyers to have mortgages equal to 100% (sometimes even more) of the purchase price of the home. They gave mortgages to unqualified borrowers, with low introductory interest rates, because after the introductory period the mortgage could be renegotiated on the basis of the rising price of the home.
     Obviously, an increasing share of new mortgages were high-risk but banks engineered ways of diversifying. In particular, they would bundle sub-prime mortgages together into a fund, create a subsidiary to hold that fund, and the subsidiary would borrow in the commercial paper market to finance that holding. Other banks, funds or individual investors would invest in this asset-backed commercial paper. It paid above-average returns, because it represented an investment in a risky package of mortgages, but because the mortgages were issued to a very diverse group of individuals and the commercial paper was held in diverse portfolios around the world, risk mitigation was deemed acceptable.
     Or so it seemed, until the U.S. economy started to slow and the housing bubble burst. Substantial numbers of sub-prime borrowers began to default on their mortgages as the introductory terms expired, payment obligations rose, and people found that the homes were now worth less than their mortgage. The quality of those mortgage bundles, and the associated commercial paper, came into question. Investors were unwilling to reinvest in the same commercial paper as its due date arrived and short-term financial markets seized up. A credit crunch was born.
     Although it was first described as minor and temporary, the credit crunch has already persisted for several months, and the financial losses being recorded by banks and their subsidiaries are in the billions. The engineered diversification that made each individual investment in sub-prime mortgage bundles seem safe now means that the impact of the default wave, and the uncertainty around the future, affects every corner of the globe.
     Most importantly, we know that the credit crunch is not simply a matter of financial confidence, but in fact has real economic roots that will not be resolved anytime soon. The U.S. housing market is in serious distress, fully a year after many thought that its correction was about over. Basic arithmetic suggests that it will be at least another 18 months before conditions can normalize in the U.S. housing market, so the downward pressure on house prices will continue. There will be more waves of defaults and foreclosures. The other components of consumer spending are now gearing back as a consequence, and the traditional dynamics of an economic downcycle are in train. Interest rate cuts and fiscal stimulus can moderate it, but probably cannot prevent it.
     How does this affect the rest of the world? The U.S. consumer contributed importantly to the good run seen by the world economy in the last five years, and we can already see the effects of slower U.S. growth and the credit crunch in Europe, Japan, and in many smaller countries, including Canada. Emerging economies have more momentum to begin with, but they will be next to feel the effects. As a result, global investment risks are on the rise and a flight to quality
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assets is underway, which means that the volatility we have seen in stock, bond and currency markets also has real roots, and is also likely to persist.
     Canadian exporters depend heavily on a healthy world economy, especially the U.S. economy, for their livelihoods. Already, 2006 and 2007 were essentially flat years for Canadian export growth, and 2008 is likely to be another. Although economists’ models suggest that managing to maintain export sales in the face of a rising Canadian dollar should be considered a victory, this resilience comes at a high cost — by protecting their customers from the effects of the higher Canadian dollar, exporters must accept a big cut in profit margins. Now that a slower pace of export orders seems inevitable, the outlook will become even more challenging.
     What is a Canadian exporter to do? First, these companies will still see good opportunities to grow their business in emerging markets. The emerging world should remain on a good growth track, even though there will be a slowdown. Infrastructure projects should stay on schedule, the demand for capital goods should continue to grow, and consumers will remain engaged. The fact is, the world economy is in much better shape today than it was a decade ago. Fiscal situations are stronger, economies have reformed, exchange rates are more flexible and companies generally have solid balance sheets. The series of crises that the world endured during 1997-99 were catalyzed by a U.S. slowdown, but what turned slowdowns into crises were the various underlying faults and imbalances that are much less widespread today.
     Second, global commodity markets should remain solid, an important foundation for Canadian export growth and Canadian investments abroad. Although there is every reason to expect lower oil and metals prices in the months ahead, provided that the developing world remains on a good growth track, those prices will remain well above their previous historical averages. This means that activity in the global mining and energy sectors, while less frenetic than last year, is likely to remain on an even keel. Furthermore, the world food sector is very strong, given the shift to production of bio-fuels, and this is likely to remain the case.
     Third, the Canadian dollar should be depreciating in this environment, not rising. Most of the recent downward pressure on the U.S. dollar has come from the perception that the global slowdown, and the associated credit crunch, are concentrated in the U.S., plus the lingering perception that the U.S. trade deficit is unsustainable. As the slowdown goes global, both of these perceptions will evaporate. The decline in the U.S. dollar that we have already seen is exporting the U.S. slowdown to other countries, and that is already showing up in the form of a significant narrowing of the U.S. trade deficit, particularly if one excludes oil from the trade data. As this process unfolds, and investment risks continue to rise, the U.S. dollar will firm against most currencies, and almost certainly against the Canadian dollar.
     This may be of only modest comfort to Canadian exporters and investors, whose profit margins have been crushed by the strong dollar, and who now will be faced with slower export sales, too. But the world economy remains fundamentally healthy, and emerging markets in particular offer good growth opportunities for Canadian companies. And, the strong Canadian dollar can be a powerful tool for those hoping to grow their global business through investing abroad. U.S.-based companies have prospered in similar conditions in the past, and there is every reason to believe that Canadian companies will do so as well.

Stephen Poloz
Senior Vice-President, Corporate Affairs and Chief Economist
EDC ANNUAL REPORT 2007     9

DELIVERING RESULTS FOR CANADA
Delivering Results for Small Business
EDC connects with more of Canada’s small- and medium-sized exporters.
Canada has more international opportunities than ever before, but we also face intensifying global competition. Canadian exporters are resilient, but they need all the capacity for trade financing and trade services that the public and the private sectors can together provide.

EDC served 6,963 customers in 2007, 5,827 of which were small- and medium-sized enterprises, representing $18.8 billion of EDC’s business volume.
     EDC provides a spectrum of products and services that help smaller businesses expand and compete in the global marketplace. This evolution, in which small companies grow into larger firms with a global reach, will be a major driver of Canada’s economic development in the 21st century.
Bringing EDC Closer to its Customers
In 2007, we continued to reorganize our business development activities to strengthen our relationships with SMEs — our largest group of customers — and to develop new products for them where there are gaps in the trade finance market.
     These changes help ensure that SMEs are more aware of EDC’s full range of products and services, along with the benefits of each, and can therefore use them more strategically to grow their business. In particular, we restructured our Small Business Team to extend EDC’s ability to reach Canadian exporters with less than $5 million in total annual sales.
     Our SME business development staff has been expanded, particularly in our regional offices across Canada.
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     We are also broadening the spectrum of products and services we offer SMEs. These tools largely revolve around Accounts Receivable Insurance (ARI), which insures a company for 90% of its loss if a customer fails to pay for goods or services received.
     Because of its immediate value, ARI is often the first product that exporters obtain from us. This ensures exporters get paid, and complements their relationship with their banking partner. Banks treat insured receivables as collateral and are usually willing to extend more working capital to help the exporter grow and ultimately compete more effectively in the global marketplace. As such, EDC’s ARI is a solid foundation for exporters to build stronger relationships with their banks and foreign buyers.
     In 2007, we introduced Single Buyer Insurance as part of our permanent suite of ARI products. The new insurance policy was designed to provide a quick and easy solution for exporters with infrequent credit insurance needs or for companies entering new foreign markets.
     When EDC has the necessary credit information on file, coverage can be issued within 24 hours and requires minimal policy administration on the part of the exporter.
     In 2007, EDC provided a $1 million revolving loan to the Saskatchewan Trade and Export Partnership (STEP), to assist small and medium local exporters through a micro-credit financing program, nextrade finance. Until the program arrived, companies such as Empire Welding in North Battleford, Saskatchewan, were either turning down export opportunities or carried the risk on their own. With nextrade financing, this 30-employee company has since received financing for several deals worth $25,000 to $40,000.
EDC ANNUAL REPORT 2007     11

Reaching Out Through Partnerships
In 2007 we also expanded our collaboration with the public and private sectors, and used these partnerships to reach out to Canadian businesses in innovative ways. Several recent initiatives reflect this trend:
•	EDC and BMO Bank of Montreal have together launched the Export Guarantee Program (EGP), which provides financing to SMEs to help them fund the initial costs associated with export contracts. The EGP is designed to help such exporters compete for larger contracts, with EDC guaranteeing up to 75% of the value of loans made by BMO Bank of Montreal.

•	EDC and Mercantile Finance Services Ltd. have jointly established EXPORT Express Credit, a new program that provides Canadian exporters with unsecured small-business loans. It is designed for companies with annual sales of less than $5 million, and provides unsecured loans of up to $50,000 with flexible repayment terms of up to two years. Borrowers need not pledge company or personal assets, and no penalties are imposed for early repayment.

•	EDC is providing a revolving loan of $1 million to the Saskatchewan Trade and Export Partnership (STEP) to help the province’s exporters develop new markets. Until this financing was made available, many Saskatchewan exporters were either turning down export opportunities or carried the risk on their own.

•	EDC and the Atlantic Canada Opportunities Agency (ACOA) have signed a Memorandum of Understanding under which the two organizations will share information on export and investment opportunities, and collaborate on trade-related initiatives such as research, skills development and trade missions.
From a broader international perspective, EDC supports a larger number of SME exporters and volume of business than the Export Credit Agencies of other countries.
     In 2006, for example, EDC worked with 5,800 Canadian SMEs. For the United States the total figure was 2,677 companies; for France, it was 142; and for the United Kingdom, just 20. Our business model has been successful, and has helped position Canadian SMEs to cope with the dramatic changes brought about by globalization.
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Trade Delivers Benefits To Canada
The economic benefits of trade to Canada are multi-faceted within the complex world of globalized trade.
Every transaction that EDC supports generates tangible economic benefits for Canada. In 2007, EDC continued to refine its model of what constitutes these benefits, to ensure we capture the full range of international trade activity in which Canadian companies are involved.
     For example, when trade was almost exclusively in the form of export sales, measuring Canadian benefits was a straightforward task of ensuring that exports had a high level of Canadian content, while tracking contributions to GDP and employment.
     Today, many companies are establishing operations abroad and using these foreign affiliates to respond to a range of global business needs and opportunities. By the same token, Canadian companies are investing or participating in these global networks. These companies continue to generate benefits for Canada, including wages they pay their employees, taxes paid in Canada and investments made in operations on Canadian soil.
     As a result, we have built a comprehensive scoring system for Canadian benefits to reflect the more complex world of integrative trade. Benefits such as future trade creation, R&D investment, employment in Canada, purchases from Canadian suppliers, and participation by smaller companies in global supply chains are all factored into our review of transactions.
     Other benefits that we evaluate include increased Canadian access to new markets, particularly fast-growing emerging markets.
     By breaking down EDC’s business volume by type of transaction and industry sector, we estimate that the global trade EDC facilitated in 2007 helped generate $55.6 billion in Canadian GDP, a 25% increase over 2006. This contribution represented some 4.5% of Canada’s total GDP, up from 3.8% in 2006, and helped maintain approximately 624,000 jobs, or about 3.7% of total national employment.
     As an illustration, Sherritt International Corporation, a diversified Canadian natural resources company, demonstrates the range of benefits that a Canadian company’s global investments can deliver. Based in Toronto, Sherritt is now the largest Canadian-owned nickel producer, with operations in Western Canada and abroad.
     With its acquisition in June 2007 of Canada’s Dynatec, Sherritt’s Metals business unit became the majority owner (40%) and operator of the Ambatovy Nickel Project in Madagascar, one of the largest such projects under development in the world. Canada’s SNC-Lavalin Group is the engineering, procurement and construction management contractor, with a 5% equity interest in the project.

Many Canadian companies are establishing operations abroad and using these foreign affiliates to respond to a range of global business opportunities, which in turn generate benefits to Canada.
     EDC is contributing to the development of this project, scheduled to begin production in 2010, as part of a consortium of lenders. We have assessed that the benefits to Canada will take many forms, including: participation of several Canadian suppliers of varying sizes, increased revenues and potential profit growth for the Canadian companies involved and thousands of new Canadian jobs over the life of the project. Sherritt is also expected to increase its R&D in Canada to further position the company as a leader in the unique nickel and cobalt extraction process used in this and similar projects.
EDC ANNUAL REPORT 2007     13

     While SNC-Lavalin will be the main contractor, other Canadian companies will obtain supply and sub-contract benefits, ranging from providing port facilities to industrial pipes. Finally, the project will increase Canadian skills and experience in Africa, along with growing awareness of Canadian capabilities in that region.
Toronto-based Sherritt International is now the largest Canadian-owned nickel producer, with operations in Western Canada and abroad including the Ambatovy Nickel Project in Madagascar. EDC is contributing to the development of this project, which should provide many benefits to Canada, including the participation of several Canadian suppliers.
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Delivering Results in Emerging Markets
India’s emerging economic power is evident by the changes taking place on both the domestic and international fronts and EDC is helping Canadian companies get in on the action.
Massive investments in infrastructure are planned and taking place as India builds the foundations for growth and change. These infrastructure needs will provide many opportunities for Canadian firms.
     Within India, growth is continuing at a brisk pace — GDP has been growing some 8% per year for the past several years with no let-up in sight.
     Indian conglomerates such as the Tata Group, Birla Group and Larsen & Toubro are investing worldwide, securing additional resources and expanding into sectors and markets where Canada is strong, and therefore present new opportunities.
     For India to meet the 9% real annual GDP growth target set out in its recent five-year plan, experts say that into the country’s air, road and rail transportation networks, its power generation systems and other basic infrastructure.
     These sectors are ideal target markets for Canadian firms, many of which have earned their stripes tackling some of the world’s toughest infrastructure challenges, ranging from hydroelectric dams to seaways, bridges and ports, in Canada’s vast and often inhospitable terrain. The engineering, construction, machinery and equipment, aerospace, automotive and maintenance companies that were involved in those and other initiatives will see similar opportunities emerging in India during the coming years.
     EDC is actively participating in the changes taking place in India, and helping Canadian companies to get in on the action. Our greatest business volume growth in emerging markets this year occurred in India, where we facilitated $1.2 billion in business, an increase of $446 million over 2006. Conscious of the growing global presence of Indian giants, we are also developing financial relationships with them to encourage procurement from Canadian companies. Our financing arrangements with Indian companies such as Tata Teleservices, Bharti Airtel, VSNL and Reliance Communications from the telecom area, as well as sector leaders such as Reliance Energy and Tata Steel, are already leading to significant spin-off opportunities for Canadian exporters.
     For example, Reliance Industries Limited (RIL) has projected capital expenditures of USD 5.2 billion on a gas exploration and development project off the east coast of India. EDC’s USD100 million participation in a 10-year, USD 2 billion syndicated loan that RIL raised to fund this project will help Canadian companies develop relationships with RIL.

EDC is developing financial arrangements with India’s conglomerate giants — encouraging them to buy from Canadian companies.
     Similarly, we participated to the extent of USD 45 million towards two syndication loans for Larsen & Toubro Limited (L&T), the leading engineering and construction company in India. EDC’s participation will encourage the use of Canadian products or services in infrastructure projects managed by L&T worldwide.
     Another move that typifies EDC’s long-term approach to the Indian market was a financial security guarantee that it provided to the State Bank of India in 2007. The deal enabled the bank to provide EDC client Minaean International with the funding to manufacture its first 50 quick-build gas station units for the Indian market. According to some estimates, demand for these stations could approach 15,000 units during coming years as India modernizes its road network.
     Our work in India is not limited to major infrastructure projects. One tactic to help SMEs is a 2007 investment in an equity fund managed by India’s Avigo
EDC ANNUAL REPORT 2007     15

Fraco, a Canadian manufacturer of mast-climbing work platforms and hoists, is currently providing equipment to Indian conglomerate Larson & Toubro (L&T) for the construction of Sipcot IT Park in Chennai, and has plans to set up a plant in Chennai to cater to the increasing demand in the market led by L&T.
Capital Partners, which enables us to connect small-and medium-sized enterprises in Avigo’s portfolio with Canadian exporters that are a strategic fit.

EDC’s business volume in India has grown from $375 million in 2005 to about $1.2 billion in 2007.
     The opportunity for Minaean was facilitated by EDC’s permanent presence on the ground in India. EDC’s Chief Representative Peter Nesbitt (New Delhi) and Regional Manager Rajesh Sharma (Mumbai) provide Canadian companies with market intelligence on the needs of local buyers and borrowers, help build contacts and boost the position of Indian and Canadian firms in global supply chains.
     These representatives are able to anticipate needs for Canadian goods and services, identify opportunities for investment, and offer financial solutions that benefit Canadian companies. They are supported by our marketing, financing and insurance experts back home in Canada. The upshot is often increased sales not just for Canadian companies, but for their Indian clients too.
     These efforts are helping us build on the growing volume of transactions we facilitate between Canadian and Indian businesses.
     India now represents one of the world’s largest and fastest-growing markets, with tens of millions of India’s young and fast growing population moving into the middle class each year. EDC is committed to developing long-term relationships in India and to finding partners among the Indian conglomerates leading the growth. Couple these market characteristics with India’s recent economic reforms, shared English language, similar political and legal systems and ties to Canada’s Indo-Canadian communities, and the rationale for Canadian companies to join us in pursuing opportunities in India is compelling.
16     DELIVERING RESULTS FOR CANADA

Delivering Growth through Equity Investments
Growing and diversifying our private equity markets is essential if Canada wants its entrepreneurs, innovators and exporters to rise up in global competitiveness rankings.
EDC’s equity investments are contributing to this diversity, adding capacity to the equity market in Canada, and building relationships and networks internationally through investments in foreign funds.
     The ability to invest enables EDC to meet the unique needs of Canadian entrepreneurs and innovators, specifically in meeting the gaps they encounter while trying to secure financing, gain experience or increase their network of contacts and partners.
     In 2007, EDC approved approximately $190 million in investment commitments. A growing portion of that participation is focused on emerging markets where our investments help to open up new networks of potential partners and customers for Canadian companies. Of these commitments, $140 million were in international funds, $35 million were in domestic venture capital and $15 million were in domestic middle-market private equity.
     The Equity Program benefited from policy approval, announced as part of the Federal Government’s 2007 budget, which led to regulatory changes that enhance EDC’s ability to invest in private equity and venture capital funds.
     Through these regulatory changes which were approved on February 28, 2008, the Government has identified EDC’s ability to make equity investments as an excellent vehicle to help Canadian companies — especially small- and medium-sized ones — participate in the global economy. EDC now has the flexibility to better tailor its equity program to specific Canadian company needs, both here at home and abroad.
     Specifically, the changes amend regulations that have until now capped investments at $10 million or no more than a 25% equity stake in firms or funds before requiring government approval. Changes also make the Equity Program’s approval process more flexible and governed by established internal EDC processes. All of this enables EDC to be more responsive to market opportunities and level the playing field with other similar investment programs from countries such as Britain, the United States and Germany. In fact, EDC expects that the Equity Program could grow to $1.2 billion by 2012.
150 companies
$3 billion in exports and investments
Since its inception, the Equity Program has supported both directly and indirectly about 150 Canadian companies, helping them enter new and emerging markets. To date, these companies have generated approximately $3 billion in exports and investments. Indirect investments through funds have accounted for 75% of the activity under the program.
EDC ANNUAL REPORT 2007     17

Launched in 1997, EDC’s Equity Team has been helping Canadian companies grow. The Equity Program benefited from policy approval announced as part of the Federal Government’s 2007 budget, which led to regulatory changes that enhance EDC’s ability to invest in private equity and venture capital funds.
     We plan our equity investments according to four main market opportunities:
•	Next Generation Exporters — These are exporters of information and communication technologies, clean and industrial technologies, biotechnology and nanotechnology that by the very nature of their products target global markets, but need to develop in order to seize market opportunities.

•	Middle-Market Exporters — The middle-market component ranges from mezzanine financing (a hybrid of debt and equity funding to existing companies) to expansion and buy-out operations. In this segment, EDC has concentrated on the smaller half of the small- to medium-sized enterprise market comprised of companies with revenues between $5 million and $200 million.

•	Emerging Markets — EDC’s equity financing in emerging markets encompasses a range of investments from GAP funds, tailored to financing business transition models for Canadian companies in large emerging markets, to foreign and infrastructure funds that help us to establish relationships and networks in the targeted developing economy.

•	Direct and Project Equity — Direct and project equity financing initiatives in relation to foreign entities are approved on a case-by-case basis by EDC to support export contracts and international expansions.
Adding Capacity to Domestic Funds
The foundation of EDC’s Equity Program is domestic private equity (venture capital and middle market) activities which are aimed at financing the growth of next generation and growing exporters. We serve this market by partnering with professionally managed funds that invest in a portfolio of entrepreneurial Canadian companies. EDC has also cooperated on various equity transactions, both direct and fund investments, with the Business Development Bank of Canada (BDC).
     There are many entry points for private equity in a company’s evolution, but EDC primarily looks for deals where small- to medium-sized companies are in
18     DELIVERING RESULTS FOR CANADA

growth or expansion phases. As such, we like to partner with private equity funds that share this focus.
     One such fund in which we have participated is PRIVEQ Capital Funds, which focuses on $3 to $7 million investments in niche manufacturing and services sectors. From management buy-outs to acquisitions, it combines a fast-track investment approach with value-added post-investment assistance to help profit-able companies achieve growth, and to manage it.
     Another fund, Wellington Financial, involves a series of limited partnership funds and provides venture and subordinated debt to venture-backed, commercial-stage companies and companies in the middle market across a broad range of sectors including automation, automotive parts, biotechnology, business services, light manufacturing, oil & gas and information technology.
Delivering International Connections
Internationally, our equity strategy is to make connections between foreign networks and strong Canadian suppliers, opportunities that would not have been possible were it not for EDC’s investments.
     Essentially, these foreign investments are designed to open doors at a specific project or fund level, to increase awareness of Canadian suppliers in foreign markets, or to facilitate Canadian participation in development in those markets.
     To date, EDC has stakes in 10 international funds covering the following countries and regions: the Caribbean, China, Europe, India, Israel, Mexico, Southeast Asia and Turkey.
     An example of our international equity investments can be found in Mexico City in the form of our USD 20 million investment in Nexxus Capital’s third limited-partnership equity fund focusing on mid-sized Mexican companies in the manufacturing, health, education, housing, tourism and water management sectors. Through Nexxus, EDC is encouraging synergies between Mexican and Canadian firms by connecting Canadian expertise with Nexxus’ needs.
     The same network-building strategy is in play in Turkey, where EDC has been keenly observing rapid-growth trends. As the world’s 17th-largest economy with a strategic location between Europe and Asia, Turkey attracted high levels of equity investments in 2007, and 2008 is expected to be a record year for investment, mergers and acquisitions.
     As a result, EDC decided to join the Ontario Teachers Pension Plan and the CPP Investment Board in seeding Istanbul-based Actera Group just as the Turkish government ramps up its privatization drive. The Actera fund will focus on investing in growth equity and buyout opportunities in Turkey and selectively in the region surrounding Turkey in partnership with Turkish companies.
     An example of an emerging market fund with investments that cut across multiple components of our equity program is Israel-based Vertex Venture Capital (VVC), where EDC’s reciprocal investment deal with Vertex brings fresh funds into Canada. Vertex is a seasoned investor in Israeli and Israel-related companies at all stages of development in the fields of information networking, communications, enterprise software and other emerging technologies.
     Because the Israeli venture capital industry is considered one of the top ones in the world, in large part due to the expertise and networks of Vertex, EDC entered into this deal to draw investments into Canada. Through this relationship with EDC, Vertex was selected as lead investor in two Canadian technology companies in 2007.

The ability to invest enables EDC to meet the unique needs of Canadian entrepreneurs and innovators, specifically in meeting the gaps they encounter while trying to secure financing, gain experience or increase their network of contacts and partners.
     Through its parent company, Vertex Venture Holdings Ltd, VVC has established a global network of business relationships and strategic partners. This network provides opportunities for Israeli companies by facilitating potential growth and leveraging strategic partnerships throughout Israel, Asia, Europe and North America. Through this investment, EDC in turn will pursue opportunities to introduce Canadian companies into this network.
     EDC has identified a real market need in Canada for those companies with the greatest potential for a breakthrough, to take their innovation globally, but do not yet have the experience or knowledge to attract the level of private investment needed. Our international experience benefits those companies, and helps lever investment from other sources to grow a company’s operations in Canada, enabling it to increase its capacity and build its business abroad.
EDC ANNUAL REPORT 2007     19

OPERATING PRINCIPLES
Operating Principles

EDC conducts its business in a manner that is respectful of applicable international agreements to which Canada is a party; consistent with its Corporate Social Responsibility commitments; and ensures the sound financial management of its activities.
Respecting International Agreements
EDC supports business on terms consistent with and respectful of Canada’s international obligations related to trade. These include the World Trade Organization’s (WTO) Agreement on Subsidies and Countervailing Measures and the Organization for Economic Co-operation and Development’s Arrangement on Officially Supported Export Credits (OECD Arrangement). The WTO and its related agreements spell out principles for trade liberalization, including individual countries’ commitments to lower customs tariffs and other trade barriers; to avoid prohibitive subsidies; and to outline procedures for settling disputes.
     In 2007, EDC was actively engaged in the review of the OECD Sector Understanding on Export Credits for Civil Aircraft under the OECD Arrangement. The objective of these discussions was to modernize the text of the agreement, drafted in 1992. Major country producers of aircraft, including Brazil which was not originally a party to this agreement and is now a major player in this sector, were involved in these discussions. A new Aircraft Sector Understanding was concluded in 2007 which provides Canadian aerospace firms with a level playing field in aircraft sales financing support. The agreement provides competitive sales financing terms to Canadian manufacturers, featuring more attractive interest rates, longer repayment terms and ensures exporters can compete on the quality and price of goods and services, rather than on the most favourable officially supported financial terms and conditions.
     We also championed the adoption of more flexible rules for supporting local costs under the OECD Arrangement. Often in infrastructure and mining projects, the foreign buyer/borrower must procure local goods and services in order to complete a project, and financing for these costs is critical to the completion of the project. The new rules will give Canadian exporters and investors access to increased levels of local cost support. EDC also supported OECD discussions to develop principles and guidelines to promote sustainable lending practices in the provision of official export credits to low-income countries, and encouraged the involvement of key non-OECD members.
     As a member of the OECD Export Credit Group, EDC adopted the enhanced OECD Action Statement on Bribery in Officially Supported Export Credits, which aims to strengthen international efforts to combat bribery in export contracts. These efforts support Canada’s commitment to combat bribery in international transactions as per the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Transactions. EDC also participated in the review of the OECD Recommendation on Common Approaches on Environment and Officially Supported Export Credits. An enhanced agreement was adopted in 2007 which is more aligned with EDC environmental review practices, providing a more level playing field for Canadian exporters in the area of export credits.
     Canada has, as per its obligations under the United Nations Security Council Resolution Against Terrorism, enacted legislation, the United Nations Suppression of Terrorism Regulations, which criminalizes the perpetration of terrorist acts and the provision of financing and related services to individuals or entities suspected of being involved in terrorist activity. EDC has implemented processes to ensure that it does not transact business with individuals or entities listed in such Regulation and in the Anti-Terrorism Act.
     EDC is a member of the Berne Union, whose mandate is to foster international acceptance of sound principles of export credit and foreign investment insurance. In October 2008, EDC will host the Annual General Meeting of the Berne Union in Banff, Alberta. The 2008 Meeting will focus, among other things, on what export credit agencies can do to reduce their own environmental footprint.
20     DELIVERING RESULTS FOR CANADA

OPERATING PRINCIPLES
Corporate Social Responsibility
EDC executes its mandate in a socially responsible manner as expected by the Government of Canada, the Canadian companies we serve and the Canadian public at large.
     Throughout 2007, we undertook substantive measures to ensure that our CSR program continues to evolve. To do so, we drew heavily on the knowledge of various experts in order to better educate ourselves, assess our CSR initiatives and ensure they are in line with global best practices moving forward.
Measuring Up
In 2007, we undertook an initiative to benchmark our CSR practices against our peers. Given that many of our CSR policies and procedures have been in effect since 2001, we initiated this exercise to gauge exactly where we are on CSR, and more importantly, where we should be in the future.
     Specifically, we assessed how our current practices compare to other Export Credit Agencies and private financial institutions. This evaluation looked at our performance against our five “pillars” of CSR: Business Ethics, Environment, Transparency, Community Investment and Organizational Climate.
     Our evaluation determined that EDC was well-positioned with its peers on most initiatives, and identified areas where we will continue to lead, including environmental practices.
     In 2008, we plan to produce a public statement articulating our position on human rights, and to refocus our Education and Youth Employment Strategy and other community investment programs. We also aim to gain a better understanding of how we can facilitate the exports of emerging environmental technologies and services through our EnviroExport initiative.
Engaging with our Stakeholders
We understand that engaging with our stakeholders is critical to the continuous evolution and improvement of our CSR policies and practices.
     Our CSR Advisory Council — comprised of prominent Canadians with diverse backgrounds representing the private sector, academia and civil society — guides us on best practices on such issues as our environmental review and disclosure practices, CSR and emerging markets, support for environmental technologies and human rights.
     We welcomed three new members in 2007: Dr. Randy Gossen, Vice President, Safety, Environment and Social Responsibility at Nexen Inc.; Jean-Claude Villiard, a retired public servant currently serving as an Associate Professor at the École nationale d’administration publique; and Ed Waitzer, Senior Partner at the law firm Stikeman Elliott LLP. Maureen O’Neil, President of the International Development Research Centre, agreed to serve as Chair. Dr. Gossen, Mr. Villiard and Mr. Waitzer join current Advisory Council members David Runnalls, President and CEO of the International Institute for Sustainable Development; and David Zussman, Jarislowsky Chair in Public Sector Management, University of Ottawa.

At EDC, Corporate Social Responsibility (CSR) is an operating principle that guides all of our business decisions and enables us to build public confidence and trust in what we do to facilitate Canada’s international trade.
     Key discussions throughout 2007 included the importance of situating EDC and its CSR practices on an equal footing with similar practices of its peer group.
First Annual Public Meeting
In October, we held our first Annual Public Meeting (APM), which attracted 83 participants from Canadian companies, government, business
EDC ANNUAL REPORT 2007     21

OPERATING PRINCIPLES
associations, non-governmental organizations, academia and the public at large. The purpose of the APM was to give members of the public and our stakeholders an opportunity to learn more about our activities and plans, and to ask questions and provide feedback on our performance. Given our growing presence in emerging markets, discussions focused on our evolving role in helping customers compete globally in an increasingly integrated global trade environment, where investment abroad has become as integral to Canadian business strategies as export sales.
ISO Working Group on Social Responsibility
Also in 2007, EDC joined the Canadian delegation of experts to the ISO (International Organization for Standardization) Working Group on Social Responsibility. The working group, representing approximately 70 countries, is drafting an international voluntary standard for all organizations on social responsibility.
Transparency and Disclosure
Our commitment to transparency is a key pillar in our overall CSR practices. To that effect, increasing transparency to demonstrate public accountability guides the Corporation’s Communications Policy. We disclose a wide range of information on our services, programs and activities and make this information publicly accessible through our website, publications, correspondence and an ongoing program of consultation and engagement with customers, partners and stakeholders. For information on EDC’s disclosure practices, visit www.edc.ca/disclosure.
     In 2007, we updated our disclosure practices to reflect revisions to the OECD Common Approaches on Environment and Officially Supported Export Credits, which now requires export credit agencies to disclose environmental information on signed Category B projects.
     In addition, changes to the Federal Accountability Act came into effect on September 1, 2007, making EDC, along with other Crown corporations, subject to the Access to Information (ATI) Act. As a result, more information on EDC is accessible to the public, moving us to a greater level of transparency.
Managing Environmental Risk
EDC’s Environmental Policy sets out our commitments to assess environmental risk in the transaction decision-making process, to advocate environmental best practices with our counterparts, and to strive for high standards of environmental conservation while ensuring this does not unduly hinder our ability to support Canadian companies.
     In 2007 we also adopted the Equator Principles, an international financial industry benchmark for assessing and managing social and environmental risk in project financing. EDC is only the second export credit agency in the world to adopt the Equator Principles, joining the five large Canadian banks to further harmonize the environmental practices of Canadian private and public financial institutions.
Reducing EDC’s Environmental Footprint
The CSR benchmarking exercise also resulted in a corporate objective to reduce our environmental footprint. To organize this effort, a cross-functional Green Team, under the leadership of the Chief CSR Advisor, was created to develop a more formal program to measure, report and reduce our environmental footprint.
Managing Social Risk
In May, EDC and CIDA brought together more than 40 country and sector experts from the mining industry, academia, private and international financial institutions, non-governmental organizations, and other government departments and agencies. Participants discussed CSR and mining practices in the Democratic Republic of Congo (DRC), such as artisanal mining, concession rights and security and ways to develop Congolese resources in a socially responsible manner. We undertook this initiative because we believe we can play a role as a financial partner and risk mitigator to ensure that development in markets such as the DRC meets the environmental, ethical and human rights standards expected by Canadians.
Human Rights
As part of our due diligence for a transaction, regional experts routinely conduct country-level political risk assessments that include an analysis of political and civil rights. In some cases, these may include an examination of a country’s socio-economic dynamics, history of conflict and other issues such as security, in order to determine whether a transaction may
22     DELIVERING RESULTS FOR CANADA

OPERATING PRINCIPLES
present a potential impact on the human rights conditions in the host country.
     In 2007 we developed a draft statement that presents our position, values and commitment with respect to human rights, to ensure that our business activities are conducted in a way that is compatible with international human rights’ protection and promotion. This was presented to our CSR Advisory Council for comment, as part of broad discussion on human rights, and will be further refined this year.
     To broaden our understanding of how countries and companies around the world assess and manage human rights issues in business, EDC participated in meetings convened by the United Nations’ Special Representative on Business and Human Rights in Zurich and Copenhagen in 2007. These discussions will help EDC develop and align its own position on human rights impacts of transactions with international best practices.
Managing Ethical Risk
EDC’s Code of Business Ethics and Code of Conduct guide the actions of EDC and its employees, to ensure that they live up to our reputation as an ethical organization. The codes define our obligation to ethical business conduct, the environment, prohibitions against corruption, promoting the protection of human rights, avoiding conflicts of interest and maintaining confidentiality of information. Directors, employees and officers are required to adhere to the standards reflected in the Code of Conduct and sign an annual Statement of Compliance.
     EDC is bound by Canada’s Corruption of Foreign Public Officials Act in which the corruption of foreign public officials is a criminal offence. As such, we take steps to ensure that we do not support export transactions that involve corruption of foreign public officials. In addition to regular diligence, EDC customers are asked to sign anti-corruption declarations.
     Throughout the year, we trained new employees on our Anti-Corruption Program and wrote to all new customers to inform them of the legal consequences of engaging in bribery and of the requirements under EDC’s Anti-Corruption Program.
Our Commitment to the Community
Our employees continue to make a contribution to local and national communities. Our Employee Volunteer Charitable Donations Policy represents a central pillar of our support for the community. Under this policy, in 2007 donations were made to 19 eligible charities where EDC employees had volunteered.
Education & Youth Employment
Through our Education and Youth Employment (EYE) Strategy, we assist educational institutions and other stakeholders to prepare Canadian students for careers in international trade and build knowledge and awareness of trade among youth. In 2007, we expanded our reach from 25 to 39 universities, which resulted in a significant increase in the number of scholarship applications. We awarded 25 scholarships, and a number of the recipients also benefited from mentoring by EDC specialists during four-month work terms with EDC.

EDC supported employee efforts to organize our Government of Canada Workplace Charitable Campaign, which raised $225,000.
EDC ANNUAL REPORT 2007     23

OPERATING PRINCIPLES
     The EYE Strategy’s outreach activities also included a Speakers Series through which our specialists shared their knowledge in matters of international trade, corporate social responsibility and risk management with Canadian students through 50 presentations and university events.
     An important new development announced as part of the launch of the 2007-2008 EYE program is the earmarking of up to five scholarships within the overall program for undergraduates involved in combined studies in business and the environment. By adding a sustainable management component to our scholarship program, we are helping to build Canada’s future capacity to engage in international trade in an environmentally responsible manner. This investment in tomorrow’s trade leaders follows our ambition to assume a leadership position among export credit agencies in innovation and environmental responsibility. More information about the EYE Strategy is available at www.edc.ca/youth.
Sound Financial Management

Measures	2007 Plan*	2007 Results	2008 Plan

Net income ($ millions)	474	473	543
Return on equity %	7.6	7.9	8.6
Gross efficiency ratio %	24.4	22.0	25.3
Financial sustainability ratio %	8.8	9.7	8.7

*	The 2007 Plan FSR and GER have been adjusted to exclude the forecast fair value impact on the loans payable portfolio.
Through sound financial management, we ensure that we have an adequate capital base to fulfill our mandate now and in the future. Operating on a self-sustaining basis with no annual appropriations from Parliament, we achieve self-sustainability by obtaining adequate return for risks taken, containing costs and appropriately managing risk. This approach has enabled us to support more than $694 billion in exports and investments from the approximately $1 billion in share capital invested in the Corporation by the Government of Canada since 1944.
     We track our financial performance in four key performance measures: net income, return on equity, gross efficiency and financial sustainability ratios.
     Net income in 2007 of $473 million was $1 million below the 2007 Corporate Plan. While provision requirements were higher than planned, this was offset by increased net financing and investment income as well as an increase in other income.
     Return on equity of 7.9% was higher than the Corporate Plan target, due to a lower level of shareholder’s equity caused primarily by a 2007 dividend payment which was not in the Plan. The gross efficiency ratio was 22%, more favourable than the Corporate Plan of 24.4% due to lower administrative expenses and higher net revenue. Administrative expenses of $219 million in 2007 were $7 million lower than the Corporate Plan figure of $226 million, as management worked diligently during 2007 to contain costs. The financial sustainability ratio of 9.7% was higher than the Corporate Plan forecast of 8.8% primarily as a result of higher operating income.
24     DELIVERING RESULTS FOR CANADA

PERFORMANCE vs OBJECTIVES
Objective 1:
Connecting with Exporters and Investors

Measures	2006 Results		2007 Plan		2007 Results	2008 Plan

Customer acquisition and retention	6,091		10% growth	6,461	(6% growth)	3% growth
Number of multiple program users	418		22% growth	513	(22.7% growth)	15% growth
Customer service index	84.2		improvement	84.5		improvement
Customer value index	79.5		improvement	77.9		improvement
Partnership volume ($B)	$11.5	*	12% growth	$11.7	(2% growth)	8%**

*	This amount was adjusted to provide an appropriate comparison to the 2007 figure, which covers a broader partnership range. The original volume reported in 2006 was $10.1 B.

**	For 2008, partnership volume will be used as a performance measure for the objective Facilitating Integrative Trade.

EDC’s effectiveness as a partner to Canadian business stems from our close relationships with our customers, and our ability to move quickly with them as market conditions rapidly evolve. The many initiatives we undertook in 2007 put EDC in a stronger position to connect with our customers and offer them better services to grow Canada’s trade.
Building Closer Relationships with Our Customers
We continued to assign new account managers to specific customers during 2007, an initiative which puts us in a position to better understand our customers’ needs and offer a full package of solutions to help them grow. The increase in the number of account managers builds on the realignment of our organization during 2006 and 2007 to match the industry sectors and global supply chains in which our customers operate. This will enable us to better anticipate the challenges exporters and investors face as they seek to lower costs and increase productivity, participate in global supply chains, invest in foreign markets and set up shop where they can best source supply or serve customers.
     Our enhanced account management will be supported by the deployment of a Customer Relationship Management (CRM) system in 2008. Once deployed, the CRM will enable us to serve customers even more effectively through a standardized, automated workflow and data transfer across all EDC programs.
     To gauge how well we are improving connections with exporters and investors, we measure customer acquisition and retention. This measures progress on two priorities: growing our customer base across all segments of our business, and retaining our existing customers within our accounts receivable insurance program. Our customer acquisition and retention result grew 6% over 2006, short of our target as Canadian companies battled a high Canadian dollar and focused business activities on the resilient domestic market.
     We also ask our customers to participate in an annual survey on how well we are meeting their needs. We seek to improve our score on these indices every year, a tough task given that we have had consistently positive responses over the 12-year history of the survey. In 2007 our customers said we had improved slightly on the product and service measure, but fell just short of our target to improve our score on the extra value-added dimension of services. In 2008, we will implement a new customer feedback program that
EDC ANNUAL REPORT 2007     25

PERFORMANCE vs OBJECTIVES
is more aligned with our increased focus on account management, enhanced products and services, and providing increased value for our customers.
Delivering Results through Multiple Programs
We established a new measure in 2006, multiple program users (MPU), to track our progress on serving each customer’s needs with a broader range of products and services. We met our target of 22% growth in MPU, reaching 513, which indicates that our enhanced account management is already helping us to communicate the full breadth of our solutions to our customers. We expect progress to continue on this measure throughout the planning phase, as we deploy more account managers and other service representatives to support transactions, particularly in our regional offices across Canada.

By partnering with private financial service providers, we increase our connections to a broad range of Canadian companies and with their customers, foreign buyers of Canadian goods and services.
Delivering Results through Financial Partners
EDC has risk-sharing partnerships with private sector financial institutions, including banks and sureties both in Canada and internationally, that increase the financial capacity in the market to facilitate Canadian exports and investments. By providing our banks and surety partners with re-insurance and guarantees, we help them to mitigate their own risks, making it more attractive for them to extend coverage or financing to Canadian exporters and investors. This is especially true in the surety market where EDC’s involvement significantly increases capacity.
     Banks and sureties each have their own extensive global networks of customers and market experts that EDC is able to leverage through our partnerships.
     Recognizing the critical value to Canadian business of these partnerships, we track the amount of risk we assume on behalf of financial institutions across a number of our programs. Our partnership volume grew 2% to $11.7 billion in 2007, short of our target due in part to a cyclical downturn in activity in some of the EDC programs measured under our partnership volume. Since most of our partnership volume is denominated in U.S. dollars, the high Canadian dollar significantly impacted the result. And, as global credit conditions tightened in the latter half of 2007, the appetite of banks and sureties to take on risk was reduced.
     Our Canadian Financial Intermediaries Group (CFIG) coordinates EDC’s partnerships with domestic financial institutions serving the exporting community. In 2007 the Group engaged in joint planning with Canada’s main banks to improve their access to EDC solutions, strengthen communication and ensure that the banks’ needs and constraints are integrated into EDC’s product innovation. Internationally, our partnerships with foreign financial intermediaries continue to be effective at facilitating foreign buyers’ purchases from Canadian suppliers. One example of such a partnership is our 2007 increase of an EDC line of credit with JSC VTB Bank (VTB) of Russia from USD 50 million to USD 150 million. This is in response to high usage of the original facility and ongoing demand by Russian buyers of Canadian goods and services from many industrial sectors.
Delivering Services with Government Partners
EDC works closely with our partners in the Department of Foreign Affairs and International Trade (DFAIT) and other federal government departments to complement the services they provide with our own market knowledge and financial solutions. Cooperation on key strategies is enhanced by quarterly meetings between EDC, CCC and DFAIT executive teams. EDC also works particularly closely with the Trade Commissioner Service (TCS), especially within Canada’s foreign missions where all of EDC’s permanent foreign representations are co-located. Working-level cooperation between
26     DELIVERING RESULTS FOR CANADA

PERFORMANCE vs OBJECTIVES
EDC and DFAIT is ongoing, with highlights from 2007 including collaboration on research to support Canada-EU trade discussions and training provided by EDC to new TCS personnel. EDC and DFAIT also launched a joint secondment program in 2007 to accelerate the professional development of key employees in each organization.
     Joint initiatives with other Crown corporations in the federal government’s trade portfolio included the launch of a Market Opportunities Matrix to be shared between EDC and Canadian Commercial Corporation to support business development activities. Similarly, EDC and the Business Development Bank of Canada began developing a pilot program to help employees of both organizations learn more about each others’ services for Canadian businesses. This program will take effect in 2008.
     EDC also works with provincial government trade officials to develop complementary services. In addition to the joint activities we undertook with STEP in Saskatchewan and ACOA in Atlantic Canada, EDC partnered with the Government of Newfoundland and Labrador on an exporter guarantee program that provides financing for smaller companies. The program, created between EDC and the province’s Department of Innovation, Trade and Rural Development, provides small- and medium-sized businesses loans of up to $250,000 for working capital or for the acquisition of fixed assets needed to complete export contracts. EDC provides a risk-sharing guarantee to the province, which in turn provides a pre-shipment loan. This risk-sharing partnership greatly increases the capital available for financing small exporting companies in the province.
Delivering Connections in Foreign Markets
Connecting with exporters and investors means we have to be in the markets where they are going, and we have to build strong relationships with the key buyers in those markets. And we are; since EDC was founded we have been building valuable financial relationships with buyers around the world. During 2007, EDC formally assigned account managers to 55 of the most important buyers around the world, foreign companies that have the most significant involvement in, and impact on, the trends we see evolving within key markets and industry sectors. By focusing on serving the needs of these buyers, we are better positioned to connect Canadian exporters and investors to their opportunities in foreign markets. We will continue developing relationships with foreign buyers, and plan to have 100 under formal account management by 2010.
Emerging Market Customer Count
     To support the objective of increasing connections to foreign buyers, we have been steadily increasing the number of permanent EDC representatives working on location in the world’s fastest growing markets. Our representatives abroad make valuable connections between our customers and the global marketplace by developing long-term relationships with local borrowers and buyers. They feed their intelligence on the financial and procurement needs of their local contacts to EDC and to our customers, so that we can anticipate sales opportunities for Canadian companies, identify investment opportunities for them and recommend financial solutions.
     EDC permanent representations are located in China, India, Russia, Central Europe, Mexico, Brazil, and Southeast Asia to serve regional markets from those bases. In 2008 we will inaugurate two new permanent representations: in Abu Dhabi (UAE), to serve the countries of the Gulf Cooperation Council and Yemen, and in Santiago, Chile. EDC continues to evaluate foreign markets for potential deployment of additional EDC permanent representations, guided by our collaboration with DFAIT and our analyses of market and sector opportunities.
EDC ANNUAL REPORT 2007     27

PERFORMANCE vs OBJECTIVES
Objective 2:
Facilitating Integrative Trade

Measures	2006 Results	2007 Plan		2007 Results	2008 Plan

Total Business Volume	$66.1 billion	10% growth	$77.7 billion	(17.5 % growth)	7% growth
Volume in Emerging Markets	$15.2 billion	15% growth	$20.8 billion	(37% growth)	8% growth

Investments Facilitated

Volume	$5.9 billion	20% growth	$9.6 billion	(63% growth)	12% growth
Number of deals	80	31% growth	85	(6.2% growth)	30% growth
Central to EDC’s corporate goals is our commitment to facilitating integrative trade —
how we help Canadian companies invest in operations abroad or participate in the global business networks of others, where it is most advantageous.
Canadian companies are increasingly creating or participating in global supply chains to produce and market their goods and services, especially in booming emerging markets. In 2007, EDC helped its clients connect with and invest in these global trade networks at an unprecedented level.
     Over the past three years, EDC has been restructured to increase the value that we provide to Canadian businesses trading and investing abroad. These efforts have contributed to record results for EDC. From financing major industrial projects to insuring them against growing political turmoil, we facilitated a record $77.7 billion in trade volume worldwide in 2007 — up 17.5% over 2006. In emerging markets alone, this volume was $20.8 billion, a 37% jump over 2006, now representing 27% of EDC’s total volume.
     Our other big trade story this past year has been our growing involvement in Canadian direct investment abroad (CDIA), including in the United States, still Canada’s primary trade market. Overall, this investment volume grew by 63% over 2006, reaching $9.6 billion. This result represents more than 10% of EDC’s total business volume and reflects a jump in demand for political risk insurance (PRI) and our growing participation in project and limited recourse financing, particularly in the mining and infrastructure sectors in a wide range of emerging markets.
     The number of investment transactions rose to 85, up from 80 in 2006, below our target of 31%. However for the dollar value of these investments, the results are higher than forecast — not surprising, considering that global trade to and from emerging markets grew at a much higher rate than trade between mature industrialized countries.
     In emerging markets, we facilitated the highest volumes of Canadian trade in Mexico, China, Brazil, India and Russia respectively. The greatest leaps since 2006 occurred in India, up 62% to a record $1.2 billion, in Russia/Commonwealth of Independent States (CIS), up 28% to $1.6 billion, and in China, a rise of 25% to $1.7 billion. These results were fed largely by massive industrial and infrastructure growth in all sectors of these economies.
     With a growing number of permanent representatives in the world’s key emerging markets, we were able to build business relationships with more corporations, host governments, financial institutions and private equity funds abroad, which are investing in industrial sectors that match Canadian skills and interests.
     In Russia and the CIS, our customers’ activities illustrate that Russia is not just primarily an oil and gas economy. Russia is rapidly re-industrializing and EDC’s solutions have been linked to Canadian equipment exports and investments in the agricultural, forestry
28     DELIVERING RESULTS FOR CANADA

PERFORMANCE vs OBJECTIVES
Total Business Volume $77.7 billion Emerging Market Volume $20.8 billion and information and communications technology sectors, financial services and engineering services in the mining and energy fields.
     In other areas, EDC’s PRI has long been used by international banks to support investments involving Canadian companies, in volatile emerging markets. In 2007, we began similarly partnering with Canadian banks, especially in Latin America, where EDC protects bank loans and investments from diverse political risks. This move, along with a more turbulent global economy, led to a near 50% jump in our PRI activity this past year, to $7.1 billion.
     EDC continued to provide financing — including structuring complex loans — for major industrial projects sponsored by or involving Canadian companies, in the large emerging markets, and increasingly in other fast-growing regions from South America to Africa.
     During the past year, EDC also facilitated acquisitions by Canadian clients in the U.S. and other industrialized markets, where the higher Canadian dollar played in our clients’ favour. In addition, we helped finance acquisitions of infrastructure assets in other regions, mainly by various Canadian investment firms, including electric power transmission assets in Chile, and the Budapest Airport. In the service sectors, we increased our financing activity on behalf of mid-sized Canadian oil and gas service companies, helping them expand their offices and activities in the United States, Mexico and South America.
     EDC’s equity program has also grown steadily since it was introduced a decade ago, facilitating the international expansion of rapidly growing Canadian companies in the medium-sized and smaller range. In 2007, we invested in the first private equity funds in emerging markets, including in India, China, Mexico and Turkey.
Outlook
Growth in global mergers and acquisitions will likely accelerate in 2008, as companies consolidate to build more productive supply chains and benefit from economies of scale. EDC expects that more Canadian companies will engage in M&A activities in emerging markets and will require new forms of financial intermediation, faster response times and greater flexibility to support their investments.
     EDC’s integrated business teams, closer relationships with key clients and international buyers, and ongoing improvements in loan turnaround times position us to help our customers take advantage of evolving international trade trends. We continue to customize our products and find new ways to deploy our capital, to ensure that all sectors of Canada’s business community can fully participate in integrative global trade.
EDC ANNUAL REPORT 2007     29

PERFORMANCE vs OBJECTIVES
Objective 3:
Leveraging the Organization

Measures	2007 Plan	2007 Results	2008 Plan

High risk volume ($B)	0.9 billion	1.5 billion	1.3 billion
(Value for Money) VfM to TCO ratio	50:50	58:42	43:57

Leveraging the Organization	2007 Plan	2007 Results	2008 Plan

	rank above	Rank same as	n/a	**
Employee engagement	high-quality organizations*	high-quality organizations
Employee retention (%)	≥ 90.4***	94.88%	≥ CB rate

*	Measured on the climate assessment independently reported by Hay Group.

**	The next survey will be conducted in 2009.

***	Conference Board of Canada data for financial institutions.
Canadian companies are increasingly being challenged to expand their trade globally, while being more productive with their existing resources, to compete in the changing global environment. EDC mirrors this evolution by leveraging our own organization — bringing into full play our capital, processes, technology and our people.
Capital: Taking on More Risk
A key part of EDC’s mandate is to increase our clients’ global export and investment opportunities, especially in more challenging emerging markets. To that effect, EDC’s business shifted in 2007 towards taking on more risk on behalf of Canadian companies.
In 2007 we undertook many initiatives to create a leaner organization that is better positioned to deliver results, such as improving loan turnaround times and using our information technology resources more effectively.
     For example, looking back to 2006, 55% of EDC’s financing volume was with investment-grade borrowers, and the remainder of our risk, 45%, involved borrowers with lower credit ratings (below BBB), classified as non-investment-grade. Last year, that ratio was practically reversed, with our non-investment-grade financing volume increased to 52%. EDC expects the current trend to continue, with riskier transactions reaching 60% of EDC’s financing activity.
     This is also evident in EDC’s credit insurance programs, where the risk profile of approved foreign buyer credit limits has changed from 62% comfortable risk and 38% higher risk in 2006, to 56% higher risk in 2007.
     In 2007, EDC continued to allocate a defined amount of capital towards higher risk business opportunities of importance to its customers, known as Strategic Risk Capital (SRC). We set aside $1.3 billion of capital for this purpose and established guidelines to facilitate its use. For example, we set a target of $0.9 billion in higher risk business volume to be closed in 2007 using SRC. Over $1.5 billion in higher risk volume was completed across our financing and insurance lines, including in new products and in riskier industries and markets. In 2008, EDC is again planning a SRC allocation of $1.3 billion or 15% of its total capital.
More Efficient Loan Process
In 2007, we applied a prototype Lean methodology, loosely defined as the systematic elimination of waste from all aspects of an operation, to our loan processes. Our goal is to increase our loan capacity
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PERFORMANCE vs OBJECTIVES
for all customers, particularly those in the mid-sized range, while using existing resources. Once the program is fully implemented this year, our customers will enjoy faster and more consistent responses on loan transactions. The prototype project has already started to demonstrate these kinds of results.
Business Systems and Technology
In addition to leveraging capital, the right business technology can go a long way to improving productivity and service. One way we measure this is by evaluating how our information technology (IT) budgets are divided between total cost of ownership (TCO), the costs of maintaining core business infrastructure and technology assets, and Value for Money (VfM) — investments in IT that increase business performance, such as programs that track and help manage customer relationships.
     Over the past few years, our VfM investments have been growing as a percentage of the total IT budget with an eye to reaching a 50:50 balance. In 2007, the 58:42 ratio in favour of VfM costs was consistent with our internal restructuring to get closer to customers. For example, we made good progress on a new customer relationship management system (CRM) that will provide better workflow and data transfer across all our programs. When the system is deployed this year, it will enhance the way we communicate with each other and our clients. This year, we expect that infrastructure costs will be more elevated, based on planned network upgrades.
People: Driving our Results
Our ability to serve an increasing number of Canadian companies also depends on our ability to recruit and retain the most qualified employees.
     To ensure that our people continue to feel recognized and motivated, changes were launched in 2007 to improve our performance management system and compensation framework. For example, the performance management system moved to a more fine-tuned rating system that allows us to better recognize differences in employee performance. The compensation framework migrated from broad salary bands to narrower, better defined ones that are linked to both corporate competencies and career development programs.
     Strategic workforce planning is underway and will enable us to determine what type of employee retention and development investments should be made to ensure future human resource requirements can be met. More customer-focused roles are being located in our Canadian regional offices and additional international representations are being planned, triggering the need for a revised staffing and development program.
     Building on the success of its recent University Recruitment Program, EDC continues to source high potential university recruits and strengthen its brand and relationships on key campuses across Canada.
Employee engagement — In 2007, an Employee Opinion Survey, conducted by the Hay Group, assessed the climate for employee engagement. The assessment identified strengths to build on and areas for improvement. As in years past, response rate was high and 87% of survey participants responded favourably to the statement “I take pride in working for EDC.” Survey findings will be the primary source for updating and implementing EDC’s Climate Strategy in 2008. Our voluntary turnover remains low, which is a positive indicator of employee retention levels.

For the seventh year in a row, EDC was named one of Canada’s Top 100 employers in 2007, and recognized as a Top 20 employer in the National Capital Region.
Leadership — A new management curriculum in conjunction with Concordia University’s Molson School of Business was launched in 2007, allowing us to effectively develop new leaders and ensure that the skills of existing leaders are regularly refreshed.
Training — To stimulate and support employee development and performance, we delivered the equivalent of 6,968 training days in 2007 for an average of 6.5 days per employee. Some 19% of the total was dedicated to language training which increases our capacity to interact with exporters and investors.
     All these efforts create a work climate that inspires employee performance and development. We continue to seek new ways to engage our people’s enthusiasm and their ability to deliver results for Canada.
EDC ANNUAL REPORT 2007     31

STRATEGIC OBJECTIVES
2008 Strategic Objectives

As a Crown corporation and an instrument of public policy, each year EDC is required to produce a Corporate Plan which presents its Business Strategy and outlines how success is measured. The Plan is approved by EDC’s Board of Directors and by the Governor-in-Council on the recommendation of the Minister of International Trade and the Minister of Finance.
The following is an overview of the Business Strategy and performance measures of the 2008-2012 Corporate Plan, a summary of which is available at www.edc.ca.
The Planning Environment
Trade liberalization, advances in technology and logistics, and rising cross-border investment have changed the way companies do business. Increasingly, trade is more than a tool of sales whereby companies sell in markets or along a supply chain. It is also a tool of production, as companies import more in order to lower their costs, improve their pricing and, ultimately, export more. Foreign direct investment and the growing prominence of emerging markets are two of the forces driving this transformation. These factors underlie EDC’s Business Strategy for facilitating Canadian trade and investment.
EDC’s Business Strategy
The three pillars of EDC’s Business Strategy are:
Connecting with Canadian exporters and investors — EDC will reach out to Canadian companies to better understand their needs and bring all of its expertise and solutions to serve them, directly or indirectly with other financial institutions.
Facilitating integrative trade — EDC will increase the competitiveness of Canadian exporters and investors by providing a wide range of trade finance and risk management solutions, in particular with respect to their investments abroad and in global supply chains, and in their business in emerging markets.
Leveraging the organization — EDC will optimize the use and allocation of its resources to better meet the global needs of Canadian companies.
1. Connecting with Canadian Exporters and Investors
Connecting means understanding and serving the needs of EDC customers. EDC’s ability to serve Canadian companies is based on its understanding of their needs and the range of challenges and opportunities they face. EDC must also ensure that Canadian companies fully understand how EDC’s solutions can help them respond to their trade opportunities and challenges.
     Connecting also means leveraging EDC’s network of representatives and developing partnerships with private and public sector players in order to enhance EDC’s ability to reach and serve its customers.
An Integrated Business Structure
Throughout 2006 and 2007, EDC reorganized its business teams to better align services with the industry sectors and global supply chains in which Canadian companies operate. Account management is the cornerstone of this new, integrated business structure and in 2008, EDC will continue deploying its new Customer Relationship Management (CRM) initiative and the underlying data management systems that support it.
An Enhanced Network of Representatives
EDC’s understanding of the needs of companies is greatly enhanced by its network of representatives in Canada and around the world. EDC representatives help the Corporation to connect with companies here in Canada and with their foreign buyers, financial intermediaries and other stakeholders around the world.
     In 2008, EDC will strengthen its regional representation in Canada in two ways. The Corporation
32     DELIVERING RESULTS FOR CANADA

STRATEGIC OBJECTIVES
will increase the number of EDC representatives working in the regional offices in Canada. EDC will also shift some transaction-related functions from its head office to its regional offices. Together, these two initiatives will ensure that the Corporation’s national network is strengthened and provides relevant solutions to Canadian companies.
     Continuing to enhance its representation in fast-growing emerging markets around the world is also a priority for EDC. The Corporation’s goal is to strengthen and expand its network such that by 2010 there will be 20 foreign representations in key global markets. As announced in 2007, EDC will add new permanent representations in Chile (Santiago), and in Abu Dhabi to serve the states of the Gulf Cooperation Council and Yemen during 2008.
Partnering to Serve Canadian Companies
EDC’s ability to effectively serve Canadian companies is enhanced by partnering with private (banks, insurance companies, sureties, brokers) and public sector players.
     Working with private financial institutions enables EDC to serve Canadian companies through their established financial intermediary. These relationships therefore serve as critical delivery channels which position EDC to connect with more Canadian companies and position EDC to encourage greater private sector participation in trade finance.
     EDC is using its financial capacity and participation in order to encourage procurement from Canadian exporters by foreign buyers. In such instances, EDC activities are truly value-added, helping to identify opportunities and facilitating exports that might never have occurred. This is particularly beneficial for SMEs which typically face greater challenges than do larger firms in accessing global markets.
     As well, EDC is working with the Business Development Bank of Canada (BDC) to identify opportunities for improved collaboration and information-sharing. In 2008, EDC and BDC will be working to identify areas where they can leverage their respective products, services and networks to meet the needs of SMEs.
2. Facilitating Integrative Trade
Facilitating integrative trade means helping Canadian companies with their foreign investments, their linkages to global supply chains, and their business in emerging markets. It addresses such needs and challenges as:
•	An accelerated pace of mergers and acquisitions (M&A) activity as companies consolidate to take advantage of low-cost centres of production, acquire new technologies, position themselves closer to key markets and benefit from the dynamics that larger companies can exploit.

•	Increased foreign acquisition of Canadian companies as ownership structure changes due to the increase in M&A activity.

•	The sustained strength of the Canadian dollar which has negatively influenced the manufacturing and forestry sectors and encourages smaller companies to move their focus to domestic markets.

•	The ability of private sector financial intermediaries to respond to both struggling and high-growth companies as key industries struggle to adapt to the new trade environment.
EDC will continue to support the evolving needs of Canadian companies as they engage in integrative trade by:
•	Focusing on small- and medium-sized companies to help develop the next generation of Canadian industry leaders and multinationals.

•	Facilitating Canadian Direct Investment Abroad (CDIA) so that Canadian companies can lower costs, improve productivity and enhance their competitiveness.

•	Supporting the continued enhancement of EDC’s equity program, which leverages EDC’s access to a unique combination of financial tools, expertise and international networks, helping Canadian companies to obtain private equity and venture capital to grow their export business.
Whether attempting to tap into or establish new supply chains, enter new and potentially risky emerging markets, facilitate the business activities of their foreign affiliates or address their working capital needs, EDC is committed to providing the right mix of solutions for companies as they face these challenges.
3. Leveraging the Organization
Leveraging the organization means using all the expertise of EDC employees and the financial resources at their disposal to benefit Canadian companies engaged in international trade. EDC will continue to effectively leverage its capital, processes, technology and people to facilitate the global
EDC ANNUAL REPORT 2007     33

STRATEGIC OBJECTIVES
business of Canadian companies at a time when risks are on the rise and competition is increasing. In 2008, EDC will:
•	Support higher risk business opportunities of strategic importance to customers and their industries by expanding its risk appetite.

•	Continue the adoption of lean operating principles and practices throughout the organization for the benefit of EDC’s customers.

•	Focus its technology-related expenditures on customer service initiatives and continue to strengthen both its data and infrastructure security.

•	Embed strategic workforce planning which will enable the Corporation to determine where and what type of retention and development investments should be made to ensure that future human resource requirements will be met.

•	Develop the policy infrastructure necessary to support a telework program for a range of positions at EDC, which is an important attraction and retention strategy as employees today are looking for flexibility on the part of their employer.
Measuring Success
EDC tracks its performance against the three pillars of its Business Strategy using various measures that are reviewed periodically to ensure they remain in line with our objectives.
Connecting with Exporters and Investors:
Customer Acquisition and Retention — This measure captures EDC’s success in retaining existing customers that use its credit insurance products and at growing its customer base across all business lines.
     Customers Served measures the number of customers who may have been acquired in previous years, but who continue to be served by the Corporation through, for example, disbursements or policy coverage.
Number of Multiple Program Users (MPU) — MPU measures EDC’s success in meeting the needs of individual customers by calculating the number of different products customers choose to use.
Customer Service Index — This measures how customers view the quality of EDC’s products and services, and has two components: Product and Service, and Net Promoter Score. The Product and Service element measures customers’ views about EDC products and services. The Net Promoter Score asks customers how likely is it they would recommend EDC to another exporter.
Facilitating Integrative Trade:
Total Business Volume — This is the total volume of exports and investments facilitated by EDC across all product lines.
Volume in Emerging Markets — Based on the IMF definition of an “emerging economy”, this measures the total volume of exports and investments facilitated by EDC in emerging markets.
Canadian Direct Investment Abroad (CDIA) — This measure will track both the volume and the number of transactions under EDC’s programs related to financing and political risk insurance.
Partnership Volume — This is the amount of contracted risk that EDC takes upon itself on behalf of financial institutions under all of the programs offered by EDC, except credit insurance.
In addition to these measures, EDC will also be tracking the number of Partnership Transactions it concludes during the year. This measure will quantify the number of transactions related to EDC’s partnerships with private institutions.
Leveraging the Organization:
VfM to TCO Ratio — EDC gauges the dollars spent on discretionary and non-discretionary information technology investments that drive business value and investments necessary to keep core assets and infrastructure in place. In this way, EDC differentiates the allocations between “Value for Money” initiatives (VfM) and the “Total Cost of Ownership” (TCO).
Employee Retention — EDC measures its success in retaining the personnel resources needed to ensure the successful implementation of its Business Strategy by comparing its retention rates to financial services industry retention data compiled by the Conference Board of Canada.
34     DELIVERING RESULTS FOR CANADA

STRATEGIC OBJECTIVES

Performance Measures	2008 Plan
Connecting with Exporters and Investors	Growth Rate
Customers served	3%
Number of multiple program users	15%
Customer service index	Improvement
Customer value index	Improvement

Facilitating Integrative Trade	Growth Rate
Total volume of business ($B)	7%
Volume in emerging markets ($B)	8%
Foreign investment volume ($B)	12%
Foreign investment transactions	30%*
Partnership volume ($B)	8%
Partnership transactions	6%

Leveraging the Organization	Target
VfM to TCO ratio	43:57
Employee engagement	n/a **
Employee retention (%)	≥ CB rate***

Sound Financial Management	Target
Net Income ($M)	543
Financial Sustainability Ratio (FSR)	8.7%
Return on Equity (ROE)	8.6%
Gross Efficiency Ratio (GER)	25.3%

*	Applies to transaction facilitated under the Financing and Political Risk Insurance programs.

**	Measured biennially on the climate assessment independently reported by Hay Group. The next assessment is planned for 2009.

***	Conference Board of Canada data for financial institutions.
Growth rates and targets as expressed in the 2008-2012 Corporate Plan.
EDC ANNUAL REPORT 2007     35

INVESTOR RELATIONS
Letter to Investors
2007 was a year that borrowers and investors will remember for quite some time. Increased borrowing programs for many Sovereign Supranational Agency (SAS) borrowers, extreme market volatility and sub-prime problems made for an interesting and challenging year.
     Throughout my career in the capital markets, I have experienced many market disruptions, including the Asia and Latin American crises, but nothing compares to the global credit situation currently underway.
     The objective of EDC has always been to add value to investors’ portfolios. In 2007 we took the opportunity to re-enter the global market and capitalize on our investor relations strategy through the successful launch of two benchmark issues. We were extremely satisfied with the execution, placement and performance of these two deals, which places us in position for further success in 2008. In addition, we reinforced our strategy of giving investors the opportunity to buy “AAA” credit with rarity value and performance during extreme market volatility.
     It also was a busy year for me as I travelled to different parts of the world, but I believe the effort that we put into investor marketing has generated the desired results based on the participation we had in our two benchmarks. A key priority in 2008 will be enhancing the relationships we have built with our investor base over the past several years.
     And while the structured note market has been extremely important for us over the last five years, it became less so in 2007, partly because it didn’t meet our risk management policies and guidelines or our asset liability term preferences.
     We launched a debut Kauri issue in 2007, which presented us with an opportunity to enter a new market and offer new and familiar investors a currency diversification in our name. The Sterling market was also a good source of diversification for EDC and investors alike.
     In 2008 EDC will be discussing with investors their investment preferences which will allow us to align our growing borrowing program. We expect it will take us to new and exciting markets such as Australia, New Zealand and Europe.
     I would like to take this opportunity to thank all who have supported our borrowing program, particularly those investors who have so graciously met with us over the last several years and the financial institutions who have partnered with us to make EDC a successful global borrower. It has been a pleasure to have worked at such a prestigious organization, committed to helping Canadian exporters succeed.
Marie MacDougall
Vice-President and Treasurer
36     DELIVERING RESULTS FOR CANADA

INVESTOR RELATIONS
Performance Against Objectives

Objectives	Performance
Provide Liquidity to EDC

Funding Program — USD 8 Billion	Funding Program — USD 9 Billion
Long-term debt securities — USD 4 billion	Long-term debt securities — USD 5 billion
60% unstructured	82% unstructured
40% structured	18% structured
Global Commercial Paper Program	Global Commercial Paper Program
USD 4 Billion	USD 4 Billion
Expanded Funding Program

Return to Global Platform	Issued a USD 1 billion 3-year global bond in March Issued a USD 1 billion 5-year global bond in October
Maintain Presence in Japanese Retail	Increased number of transactions by 57% 2007 equivalent USD volume of 740 million, versus 2006 equivalent USD volume of 123 million
Issued a Euromarket yen bond, the first in over 10 years.
Across a broader range of partners
Inter Kauri Market	Debut Kauri issuance Represented the first Kauri bond by a Canadian sovereign
Re-open STG 250 million, June 2010
STG 100 million tap	Achieved benchmark size
STG 150 million tap	Enhanced liquidity
New currencies	Debut ZAR transaction
Strengthen Investor Relationships

Acquire New Investors	Target selected Central Banks to ensure EDC is considered an approved credit
Enhance Investor Relations website	Expanded number of languages to include Spanish as well as English, French, Japanese and Chinese. Number of website visits increased 14%
EDC ANNUAL REPORT 2007     37

INVESTOR RELATIONS
Credit Credentials
All EDC issues carry the full faith and credit of the Canadian government rather than an explicit guarantee, which, in effect, elevates its credit standing to that of the sovereign. The ratings on Export Development Canada reflect:
•	Its status as an agent of Her Majesty in right of Canada

•	100% ownership by the government of Canada (AAA/Stable/A-1+)

	Domestic Currency		Foreign Currency
	Long-term	Short-term	Long-term	Short-term

Moody’s	Aaa	P1	Aaa	P1
Standard & Poor’s	AAA	A-1+	AAA	A-1+
DBRS	AAA	R-1 (high)	AAA	R-1 (high)
JCR	AAA	—	AAA	—
Zero per cent BIS risk weighted, according to Basel II guidelines.
2007 Funding Highlights
At the outset of 2007, EDC announced its annual funding program requirements of USD 8 billion which consisted of USD 4 billion in long-term debt securities and a global commercial paper program of USD 4 billion.
     For the fiscal year 2007, EDC’s funding program reached the highest in its history at USD 9.0 billion and was achieved through a combination of USD 5 billion in issuance of long-term debt securities and the operation of a global commercial paper program of USD 4 billion.
     EDC’s increased issuance of long-term debt securities was largely driven by its business development strategy, a trend which is expected to continue into 2008.
     A large portion of the bonds were plain vanilla at 82% and structured notes comprised the balance at 18%.
     EDC issued debt in eight different currencies: British Pounds (GBP), Hong Kong Dollars (HKD), Icelandic Krona (ISK), Japanese Yen (JPY), Norwegian Krone (NOK), New Zealand Dollars (NZD), U.S. Dollars (USD) and South African Rand (ZAR).
Global Bond Platform
In 2007, EDC returned to the U.S. dollar Global Bond market and issued two benchmark transactions.
     In March, EDC issued its inaugural USD 1 billion Global Bond.
Export Development Canada (Aaa/AAA/AAA)
USD 1 billion 4.625% Global Notes, due April 1, 2010
Highlights:
•	The transaction was EDC’s first USD 1 billion-sized benchmark and represented a rare public market occasion for global investors to invest in Canadian sovereign debt.

•	Books opened in Asia and achieved strong momentum which was carried through Europe and into North America. Substantial orders came in the morning session from the United States, Europe and the Middle East.

•	Placement was equally divided in the three major geographic regions.

•	EDC achieved genuine global distribution with 55 high quality money investors including central banks, money managers, banks and pension funds.
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INVESTOR RELATIONS
•	The transaction was comfortably over-subscribed and closed at USD 1.25 billion.

•	Lead Managers were BNP Paribas, HSBC, RBC and TD Securities.

•	Consistently the best performing sovereign SAS bond in the 3-year sector since issuance.
In October, EDC launched its second Global bond of the year.
Export Development Canada (Aaa/AAA/AAA)
USD 1 billion 4.50% Global Notes, due October 25, 2012
Highlights:
•	The transaction represented a strategic offering in the five-year sector which extended the EDC U.S. dollar Global curve after the three-year USD 1 billion issued earlier this year.

•	Achieved the tightest spread in 2007 for a five-year benchmark. Timing and maturity were based on investor demand.

•	Bookbuilding closed at nearly USD 1.6 billion to manage market expectations for an overwhelmingly high quality book with 46 orders and the majority of these with cash.

•	Distribution was to real money buy-and-hold investors seeking the highest credit quality, liquidity and strong secondary market performance.

•	Strong demand from Europe, the Middle East as well as the Americas drove the transaction.

•	Lead managers were Citigroup, HSBC and Merrill Lynch.
2008 Funding Program
The expanded funding program is driven by EDC’s business development strategy. In 2008, EDC will raise USD 9 billion, of which USD 5 billion will be in long-term debt securities and the balance through the global commercial paper program.
     EDC will monitor investor trends, investor enquiries and regulatory changes in the marketplace to make issuance viable in selected markets.
     In preparation for future issuance, EDC will continue to meet with investors in the United States, Asia and Europe to educate them and ensure they are familiar with the EDC brand and credit. Our investor marketing strategy is operating efficiently and the aim is to continue to reap the benefits of strengthening investor relationships worldwide.
EDC ANNUAL REPORT 2007     39

BOARD OF DIRECTORS

Board of Directors	As at December 31, 2007

Norman M. Betts Associate Professor University of New Brunswick Faculty of Business Administration Fredericton, New Brunswick	Dr. Betts has an extensive record of public service and scholarship in the fields of accounting and finance. Currently an associate professor with the Faculty of Business Administration, Dr. Betts has been associated with the University of New Brunswick in Fredericton since 1981. He is a past member of the New Brunswick Legislature and served as Minister of Finance and Minister of Business New Brunswick between 1999 and 2003. Dr. Betts also serves on the boards of several public corporations.

J. Bernard Boudreau President Keata Pharma Inc. Halifax, Nova Scotia	Mr. Boudreau has had a lengthy career in law, as senior partner and Counsel, and in politics. He was elected to the Nova Scotia Legislature in 1988 and held several portfolios including Minister of Finance. In 1999 he was appointed Leader of the Government in the Senate and the Federal Minister Responsible for Nova Scotia and subsequently, Minister of State, Atlantic Canada Opportunities Agency. He has held and continues to hold management and Board positions in a number of organizations.

P. Mario Charpentier Co-Founder and Co-Managing Partner BCF, LLP Montreal, Quebec	Mr. Charpentier was a founder of BCF, LLP in 1995 and serves as a member of the Board of Directors and Executive Committee for the law firm. He has over 20 years’ experience in corporate law, primarily in the areas of mergers and acquisitions, financing and shareholder law, taxation and estate planning. Mr. Charpentier represents emerging companies in the high-tech and biotechnology sectors, various research centres and Quebec universities and their commercial branches, and venture capital funds. He serves as a director and observer on the boards of several emerging corporations.

Jim Dinning Chair Western Financial Group Calgary, Alberta	Mr. Dinning was appointed Chair of Export Development Canada in 2007. He is the non-executive Chair of Western Financial Group and a director of several public/private companies and not-for-profit organizations. Mr. Dinning served in senior public sector leadership roles as Provincial Treasurer and Minister in key ministries during his 11-year tenure as a member of the legislative assembly in Alberta.

Rowland W. Fleming Creemore, Ontario	Mr. Fleming has significant private sector experience in the financial services industry, having held senior executive positions with a major Canadian bank, as well as being CEO of a large insurance company and a major trust company for a number of years. From 1995 to 1999 he was President and CEO of the Toronto Stock Exchange and, with long experience in corporate governance with a wide variety of companies, he continues to serve as a director with a number of corporations.

Robert A. Fung Macquarie Capital Markets Canada Toronto, Ontario	Mr. Fung has extensive expertise in the investment industry and specializes in corporate finance in the natural resources sector, particularly in mining and the oil and gas industry. He has held positions as chair, senior executive and director with a number of private, public and charitable organizations.

Linda M.O. Hohol Calgary, Alberta	Ms. Hohol has significant experience in the financial sector and expertise in venture capital financing and wealth management. From 2002 to 2007, Ms. Hohol was President of the TSX Venture Exchange following a long career with CIBC. She is a director with several for-profit and non-profit corporations and was recently recognized by The Globe and Mail newspaper as one of the 100 Most Powerful Women in Canada.
40     DELIVERING RESULTS FOR CANADA

BOARD OF DIRECTORS

Lise Lachapelle Corporate Strategy Consultant and Corporate Director Montreal, Quebec	Mrs. Lachapelle worked for nearly 20 years in the Federal civil service where she served as Commercial Counselor at the Canadian Embassy in Paris and as Assistant Deputy Minister in Industry Canada. She has been a Senior Vice President of the Montreal Stock Exchange and President and CEO of the Canadian Pulp and Paper Association, and is currently a strategic and economic consultant. She is a director of AbitibiBowater Inc., BNP-Paribas (Canada), Industrial Alliance, Insurance and Financial Services Inc., INNERGEX Energy, Trust Fund, Mirabaud Canada Inc., and Russel Metals Inc.

Jocelyne Landry Assistant director to Educational Services Campbellton Campus, Collège communautaire du Nouveau Brunswick Campbellton, New Brunswick	Prior to assuming her current position, Mme. Landry was the Director of the Centre de Commercialisation Internationale at the Université de Moncton from 1996 — 2007. There she coordinated and participated in trade missions involving students, businesses and government departments. She is also the President and founder of small private companies.

John R. Rooney Chief Executive Officer TUSK Energy Corporation Calgary, Alberta	Mr. Rooney is a Calgary-based entrepreneurial executive with technical background in finance and as a Chartered Accountant and Chartered Business Valuator. He has over 20 years’ experience primarily in the oil and gas industry, either in the role of CEO or CFO of public companies listed on the Toronto Stock Exchange. He serves as a director of several public and private companies and a not-for-profit organization.

Eric Siegel President and Chief Executive Officer Export Development Canada Ottawa, Ontario	Mr. Siegel has served in a variety of increasingly senior roles since joining the organization in 1979. Mr. Siegel was appointed Senior Vice-President of Medium- and Long-Term Financial Services in 1995, and then Executive Vice-President in 1997. Mr. Siegel was named Chief Operating Officer in September 2005, assuming leadership for EDC’s business development and transacting. He was appointed President and CEO on December 8, 2006. The appointment was effective January 1, 2007.

Irene So Senior Vice President Director and Portfolio Manager RBC Dominion Securities North York, Ontario	Mrs. So is a Chartered Financial Analyst and has a Certified Management Accountant designation. Currently a Senior Vice-President, Director and Portfolio Manager of RBC Dominion Securities, she has a varied background in the investment business in Canada and abroad. In her work promoting trade and economic development between China and North America, she has spoken at various conferences and written three investment books.

Margriet Zwarts Corporate Director Montreal, Quebec	Ms. Zwarts has more than 20 years’ experience as a corporate lawyer, having practiced with private sector firms, Fasken Martineau DuMoulin LLP and as a partner with Ogilvy Renault. She subsequently joined Telesystem International Wireless Inc. where she served as Secretary and General Counsel from 1998 until the end of 2005.
EDC ANNUAL REPORT 2007     41

EXECUTIVE MANAGEMENT TEAM
Executive Management Team

(Seated, left to right)

Eric D. Siegel	President and Chief Executive Officer

Stephen Poloz	Senior Vice-President, Corporate Affairs and Chief Economist

Susanne Laperle	Senior Vice-President, Human Resources

(Standing, left to right)

Jim McArdle	Senior Vice-President, Legal Services & Secretary

Kevin O’Brien	Senior Vice-President, Financing Products Group

Pierre Gignac	Senior Vice-President, Insurance

Sherry Noble	Senior Vice-President, Business Solutions and Technology

Peter Allen	Executive Vice-President and Chief Financial Officer

Benoit Daignault	Senior Vice-President, Business Development
42     DELIVERING RESULTS FOR CANADA

CORPORATE GOVERNANCE
Corporate Governance
2007 was a year of significant change for EDC’s Board of Directors beginning with the installation of Eric Siegel as the Corporation’s President and CEO. The Chair of the Board, Paul Gobeil concluded his term in the spring, leaving a legacy of strong governance. In June, Jim Dinning was appointed Chair. Board governance was an ongoing focus for the year as the terms of several long-serving members of the Board will expire in 2008. Actions were taken to ensure continuity through an appropriate transfer of expertise and experience among Board members.
     Their unique experience and varied backgrounds equip the directors to play a critical role in overseeing management and execution of EDC’s mandate, which is to support and develop Canada’s export trade and Canadian capacity to engage in that trade, as well as respond to international business opportunities. The Board provides strategic guidance to ensure the corporation fulfills its role as an instrument of public policy for the Government of Canada and that it meets its objectives as outlined in the annual Corporate Plan.
     The Board also followed closely the preparations for the 2008 Legislative Review of the Export Development Act, the Government’s independent review of EDC’s main governing statute, which is conducted every 10 years. The Board established a sub-committee to provide oversight and continuous guidance through the course of the Legislative Review.
Board Stewardship
The Board approved a Charter that spells out the Board’s responsibility for stewardship of EDC. The Charter states that the Board sets the strategic direction of EDC, ensures the integrity and adequacy of the Corporation’s systems and management practices, and periodically examines the Corporation’s objectives and mandate. The Board ensures the principal corporate risks are managed, evaluates the Corporation’s performance and monitors its financial results.
     Ensuring EDC remains relevant to Canadian exporters and investors in an evolving global trade environment remains key to the Board’s oversight of EDC. EDC must not only provide sound finance and risk management products but also new services and innovative products to help Canadian business remain competitive, be part of global supply chains and invest abroad. The Board encourages and supports the evolution of EDC’s products and services and closely monitors their compliance with the Corporation’s legislated mandate and regulations.
Board Independence
The roles of the Chair and the President and CEO of EDC are separate. All Board members other than the President and CEO are independent of EDC management. At each Board and committee meeting, independent directors meet in camera. The Audit Committee meets in camera in two sessions at each meeting: one with representatives of the Office of the Auditor General and another with EDC’s Vice-President, Internal Audit.
Strategic Direction and Corporate Plan
Each year, directors participate in discussions leading to the development and approval of EDC’s key strategic business document, the Corporate Plan. This year, the five-year rolling business plan was considered and discussed over several meetings of the Board and its Business Development Committee.
     This approach was consistent with the committee’s mandate which was revised in 2007 to ensure directors were engaged in the development of the annual business plan from start to finish. The new mandate includes three stages of oversight: beginning
EDC ANNUAL REPORT 2007     43

CORPORATE GOVERNANCE
first with the committee reviewing management analyses of market conditions; then considering and refining the business priorities and strategies, including the Corporate Plan; and ultimately monitoring performance against business development plans and corporate objectives.
     The Committee’s new mandate and corresponding changes in the corporation’s strategic planning effort ensured directors were engaged in EDC’s annual business planning from the outset. Their insight and experience assisted management in developing a strategic approach that ensures EDC’s expertise and financial capacity are working for Canadian exporters and investors. As well, consultations held earlier in the planning year between management and government representatives led to increased understanding and improved alignment between the annual statement of priorities and accountabilities provided to the Chair by the Minister of International Trade and the Corporate Plan.
Risk Identification and Management Systems and Practices
The Board actively monitors EDC’s risk management practices. For risks associated with EDC’s business, the Board is assisted by the Risk Management Committee, while risks associated with EDC’s financial operations are the concern of the Audit Committee. The management systems, processes, and practices used in both areas continued to evolve in 2007.
     The Board’s approval process for major transactions was strengthened by expanding the review and recommendation roles of the Risk Management Committee. The Committee also oversaw EDC’s efforts to streamline loan processes.
     As part of EDC’s strong accountability structure, the Audit Committee reviews EDC’s financial performance and reporting at each meeting. The Committee receives reports on internal audit activities and meets regularly with representatives of the Auditor General, who report on their external audit activities of EDC. In 2007, the Committee was briefed on the Auditor General’s upcoming special examination and environmental audit of EDC. Both are regular legislated reviews that will focus on EDC processes and attendant risks.
     The Audit Committee, with Board approval, adopted clearer guidelines for the approval process for major investments that are designed to enable EDC to better assist exporters. One example is the development of new software to help EDC manage its strategic risk capital which is a key part of the Capital Adequacy Policy approved by the Board in 2006. The Committee approved the technology investment and is monitoring its development.
     The Capital Adequacy Policy also includes EDC’s new dividend policy which was applied for the first time in 2007. Both Committees had roles to play, including analyzing whether the policy would permit declaration of a dividend based on the 2006 financial results and the financial implications of paying a dividend. The Board drew upon committee recommendations and declared a dividend of $350 million which was paid to the Government of Canada.
Approach to Governance
The Board’s Nominating and Corporate Governance Committee drew on both internal and external yardsticks in developing an approach to governance issues and a working agenda. The annual survey of directors on the Board’s performance served as a focus for ongoing governance work. The Committee assessed EDC’s performance against a comprehensive set of governance measures outlined in the government’s 2005 report on Crown corporation governance, and took action on outstanding areas. By adopting the Board Charter and holding its first Annual Public Meeting in October 2007, EDC now complies with the governance requirements for action by Crown corporations set out by the Treasury Board Secretariat and within EDC’s control.
Promoting an Ethical Business Culture
EDC promotes strong ethical business conduct. A Code of Business Ethics and a Code of Conduct serve as guidelines for all employees including senior management. Compliance with the Code of Conduct is verified through training and sign-off by all employees. For the first time, all employees completed an on-line tool to confirm their knowledge of the Code of Conduct. Both codes are accessible on EDC’s website.
44     DELIVERING RESULTS FOR CANADA

CORPORATE GOVERNANCE
     The Code of Business Ethics and some provisions from the Code of Conduct apply to members of the Board. Directors are expected to arrange their private affairs in such a way as to comply with statutory and other legal requirements. EDC has in place supplementary Board-specific procedures dealing with conflicts of interest and insider trading.
     Each year, the Board receives briefings on their ethical obligations. In 2007, the effects of the implementation of a new Conflict of Interest Act, parts of which are applicable to all directors, were integrated into Board briefings. As part of EDC’s ethics program, directors annually confirm their awareness and understanding of the obligations under the Code of Conduct and related procedures, as well as their compliance with them.
     The Board oversees compliance with the Codes by reviewing reports on employee and Board compliance. The Audit Committee regularly receives reports from EDC’s Compliance Officer, which include reporting on the Code of Business Ethics and on the policy for employee disclosure of wrongdoing. This policy, which was created with Board support, became effective in 2007.
     The Board also encourages adherence to corporate social responsibility programs. In 2007, the Board approved amendments to EDC’s disclosure and environment policies, as well as the Code of Business Ethics, to reflect EDC’s latest international environmental commitments. The Board is advised of the deliberations of EDC’s Advisory Council on Corporate Social Responsibility (CSR), which is composed of prominent leaders in the CSR field who provide advice and guidance on matters related to the evolving best-in-class CSR practices. The proceedings of the Advisory Council are made public on EDC’s website.
Board Renewal and Appointments
The Board includes EDC’s President and a non-executive Chair, both of whom are Governor in Council appointees. Other directors are appointed by the Minister of International Trade with the approval of the Governor in Council. Most directors are appointed for three years subject to renewal and extension, although recent changes to legislation permit appointments of up to four years.
     In addition to the new Chair, four new directors were appointed to the Board in 2007.
Working Relationships with Management
Upon the Board’s recommendation, the government appointed Eric Siegel as President and CEO for a four-year term effective January 1, 2007. EDC is fortunate to have a leader with the experience and integrity that Mr. Siegel brings to the job.
     The allocation of responsibilities between the Board and management is established under statute and in EDC’s By-law. The Board regularly reviews the authority delegated, and considers updates as EDC products evolve, and business circumstances change.
     A succession plan for senior management positions was reviewed and approved by the Human Resources Committee. Active management of the succession plan, including its use in the appointment and development processes, continues to be essential to strong governance.
CEO Assessment
The President’s performance is assessed annually against objectives approved by the Human Resource Committee after discussions with the President. Those objectives are aligned with the Corporate Plan.
Effective Communications with the Government and Other Stakeholders
Frequent communications with members of the government and their senior officials is an essential role of the President and the Chair. As noted, early discussions with government representatives informed the development of the Corporate Plan. The Board was pleased to have the opportunity to meet informally with the Minister of International Trade.
     One area of enhanced communication in 2007 was the establishment of a framework for regular consultation and strategic cooperation on business development among EDC, the Department of Foreign Affairs and International Trade, and the Canadian Commercial Corporation. EDC and Business Development Bank of Canada are cooperating more, and will be providing joint training for their employees to learn more about the services each has to offer.
EDC ANNUAL REPORT 2007     45

CORPORATE GOVERNANCE
     Both EDC and the Board expanded their outreach activities in 2007. EDC’s first Annual Public Meeting, chaired by Mr. Dinning and attended by the Board and senior management, attracted solid representation from all stakeholder groups including businesses and business associations, non-governmental organizations, government representatives and the public at large. Board meetings held in Montreal and Halifax in 2007 also provided opportunities for the directors to engage directly with customers and other stakeholders. Feedback from the various meetings helped the Board strengthen its strategic role, as did insights provided by EDC’s National Industry Stakeholder Panel.
     The Board also monitored efforts to strike the necessary balance between transparency and maintaining client confidentiality in matters of communication and disclosure. This was of special importance as EDC became subject to access to information legislation in 2007. The Board was updated regularly on the status of this legislation and EDC’s preparations for it.
Director Orientation and Education
To ensure that new and continuing directors maintain a strong understanding of EDC’s business and challenges, the Nominating and Corporate Governance Committee reviewed and endorsed an updated orientation curriculum. All new directors took part in these orientation sessions shortly after their appointments. Board members also took part in continuing education sessions focused on EDC’s business operations, including new projects and products, as well as annual refreshers on ethical obligations.
Board and Director Performance Assessment
The Nominating and Corporate Governance Committee conducted its annual survey of directors on governance issues, paying particular attention to guidelines established by government. The survey included responses by directors on their areas of greatest experience and expertise and their assessments of how the Board and its committees are functioning. Results showed strong improvement in two committee areas, and identified areas where work on performance will continue. The 2007 survey reconfirmed the Board’s satisfaction and confidence in the effective working relationship it enjoys with EDC’s management.
     The Board Chair also conducts ongoing informal assessments of individual director’s effectiveness and occasionally recommends changes to the composition of committees to maximize the skills and experience of all Board members. The annual survey also provides guidance to the Chair on governance improvements to the Corporation.
Board Committees’ Mandates
Terms of reference or mandates for the six Board committees are reviewed annually and updated as required to ensure the committees fulfill their specific Board responsibilities. Several committees’ mandates were revised in 2007, some in minor ways while others such as the Business Development Committee were completed revamped. Committees typically meet the day before Board meetings and report on their deliberations at the Board meeting. Committee mandates are summarized as follows:
The Audit Committee helps the Board fulfill its mandate in relation to a variety of financial matters, as well as issues regarding business ethics, declaration of dividends, internal and external auditor terms of engagement, and monitoring the corporate compliance program. It approves and monitors important capital and administrative expenditures; reviews the implications of new accounting guidelines; and, reviews internal and external audit results. All Audit Committee members are independent of EDC management, and Committee members include financial experts.
The committee held four meetings. L. Lachapelle chaired the Committee, succeeding B. G. Heffernan.
The Business Development Committee provides direction that enhances EDC’s ability to meet the ongoing needs of the Canadian export and investor business community. The committee’s new mandate, as described above, reflects a more
46     DELIVERING RESULTS FOR CANADA

CORPORATE GOVERNANCE
strategic orientation. The Committee also reviews new product initiatives and the impact on Canada’s economy of business facilitated by EDC. In 2007, the Committee engaged in preparatory work for the 2008 legislative review.
The committee, chaired by M. Zwarts, held six meetings.
The Executive Committee has the authority to exercise many Board powers, and meets to deal with urgent matters that arise between Board meetings. The Executive Committee held one meeting to consider transactions and a senior appointment.
J. Dinning, Chair of the Board, chairs the Executive Committee.
The Human Resources Committee assists the Board with human resources strategic planning and approves the annual management succession plan. It also approves employee and executive compensation, including measures and targets for the corporate incentive program; and sets the CEO’s performance objectives and assessment. The Committee is also responsible for the design and investment of the EDC pension plan.
The committee, chaired by J. B. Boudreau, held six meetings.
The Nominating and Corporate Governance Committee is responsible for matters relating to EDC’s corporate governance regime. It has input into the ethics program for directors, selection criteria for the President and the Chair, and profiles of the desirable skills and experience required of directors. The Committee also assists with the consideration of Board candidates, planning orientation and education programs, overseeing the Board governance survey, monitoring relations with management, and reviewing the membership and mandates of committees.
The committee, chaired by J. Dinning, held six meetings.
The Risk Management Committee assists the Board in overseeing the management of credit, market and other enterprise risks, including establishing and updating an effective regime governing authorizations required by EDC to undertake its business activities, and has input into policy changes in these areas. It is also responsible for reviewing all transactions and policy increases which require Board approval, for monitoring compliance with the Environmental Review Directive, and for some matters relating to the Capital Adequacy Policy. It receives periodic updates on various portfolio management activities and initiatives.
The committee, chaired by R. Fleming, held seven meetings.
Director remuneration
Compensation received by directors is set by Order in Council as supplemented by government guidelines. These dictate that the Chair and directors from the private sector are paid an annual retainer for their services to EDC as well as a set per diem for travel time, attending committee and Board meetings and fulfilling other responsibilities as they arise:
•	Chair of the Board: annual retainer of $12,400 and $485 per diem

•	Other directors: annual retainer of $6,200 and $485 per diem

•	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

•	Directors also receive reimbursement for reasonable out-of-pocket expenses, including travel, accommodation and meals, while performing their duties.
Most members of the Board serve on at least three committees. There were six Board meetings in 2007 and 30 committee meetings. The total remuneration paid to private sector directors including the Chair (annual retainers, pro-rated for the portion of the year each director was a member of or chaired a committee, plus per diems) was $200,711 compared to $239,496 in 2006. The total business travel, promotion and meeting expenses paid to members of the Board as well as meeting expenses for the Board and committees were $147,303 compared to $125,711 in 2006 (both figures being exclusive of the expenses of the President). The total expenses for business promotion, travel, and conference fees for EDC’s President were $100,709 compared to $66,238 in 2006 for the President and those acting as President.
EDC ANNUAL REPORT 2007     47

CORPORATE GOVERNANCE
Membership and Attendance at meetings of the Board and Board Committees in 2007

		Business		Human	Nominating	Risk
	Audit	Development	Executive	Resources	& Corporate	Management	Board
	(4)	(6)	(1)	(6)	Governance (6)	(7)	(6)

Betts[1]	4/4	6/6	n/a	n/a	n/a	7/7	6/6
Boudreau	n/a	n/a	1/1	6/6	n/a	7/7	6/6
Charpentier[2]	n/a	4/4	n/a	3/4	2/4	n/a	4/4
Dinning[3]	2/2	2/2	0/1	3/3	3/3	3/4	3/3
Fleming[4]	2/4	6/6	1/1	n/a	2/2	7/7	6/6
Fung	3/4	5/6	n/a	n/a	n/a	6/7	5/6
Gobeil[5]	n/a	1/1	n/a	1/1	1/1	0/1	1/1
Heffernan[6]	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Hohol[7]	n/a	n/a	n/a	n/a	n/a	n/a	1/1
Lachapelle	4/6	n/a	1/1	n/a	n/a	6/7	5/6
Landry	n/a	5/6	n/a	6/6	5/6	n/a	6/6
Rooney[8]	3/6	4/6	n/a	n/a	n/a	5/7	5/6
Setlakwe[9]	n/a	2/2	n/a	2/2	2/2	n/a	2/2
Siegel	3/4	6/6	1/1	6/6	n/a	7/7	6/6
So	n/a	n/a	n/a	5/6	5/6	n/a	4/6
Szel[10]	1/1	1/1	n/a	n/a	1/1	n/a	1/1
Zwarts	4/4	6/6	n/a	n/a	6/6	n/a	6/6

[1]	Mr. Betts was appointed to the Board on February 9, 2007.

[2]	Mr. Charpentier was appointed to the Board on May 11, 2007.

[3]	Mr. Dinning was appointed Chair of the Board on June 22, 2007. The Executive meeting was held on June 29, 2007.

[4]	Mr. Fleming, in his capacity of Vice-Chairperson of the Board fulfilled the responsibilities of Chairperson while the position was vacant from March 28 to June 22, 2007.

[5]	Mr. Gobeil ceased to be Chair on March 28, 2007.

[6]	Mr. Heffernan ceased to be a member of the Board on January 24, 2007.

[7]	Ms. Hohol was appointed to the Board on November 11, 2007.

[8]	Mr. Rooney was appointed to the Board on January 25, 2007.

[9]	Mr. Setalkwe ceased to be a member of the Board on May 10, 2007.

[10]	Ms. Szel ceased to be a member of the Board on April 3, 2007.

3, 4 and 5 Pursuant to EDC’s By-law, the Chair is counted as a member when he attends meetings of the committees.
48     DELIVERING RESULTS FOR CANADA

2007 FINANCIAL REVIEW
CONTENTS

50	Management’s Discussion and Analysis
50	Operating Highlights
60	Risk Management
80	Critical Accounting Policies and Estimates
82	Financial Reporting Responsibility
83	Auditor’s Report
84	Consolidated Financial Statements
84	Consolidated Balance Sheet
85	Consolidated Statement of Income
86	Consolidated Statement of Changes in Shareholder’s Equity
86	Consolidated Statement of Comprehensive Income
87	Consolidated Statement of Cash Flows
88	Notes to the Consolidated Financial Statements
118	Ten-Year Review
124	Glossary

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Highlights
EDC facilitated record business volume of $77.7 billion in 2007, exceeding our 2006 volume by 17.5% and our 2007 Corporate Plan by 17%. Financing volumes totaled $12.6 billion, a 26% increase over 2006 while volumes in the insurance program were $65.1 billion, a 16% increase. We took on more risk in 2007. Of the total financing volumes, 52% were with below investment grade obligors compared to 45% in 2006. The $77.7 billion total business volume includes volume of $20.8 billion in emerging markets and $18.8 billion with SMEs, increases of 37% and 25% over our 2006 results which are a reflection of our increased risk appetite and our commitment to support SMEs.
As a result of the record business volume in 2007 we saw increased exposure in our financing portfolio as well as an increase in our contingent liabilities. This increased exposure resulted in higher provisioning requirements which led to a reduction in net income from 2006.
Net Income
Net income in 2007 was $473 million, compared to $1,222 million reported in 2006. The decline from 2006 was primarily the result of a $704 million increase in the provision for credit losses and a $260 million reduction in debt relief income.
Income before debt relief and provisions increased by $215 million from 2006 primarily as a result of increases in net financing and investment revenue due to portfolio growth as well as income recognized as a result of the restructuring and emergence from bankruptcy of Comair, a wholly-owned subsidiary of Delta Airlines.

($ in millions)	2007	2006	2005	2004	2003

Income before debt relief and provisions	800	585	710	985	886
Debt relief income	1	261	64	43	56
Less: Provision for (reversal of) credit losses	328	(376)	(513)	(214)	784

Net income	$473	$1,222	$1,287	$1,242	$158

Items of note impacting net income include:
Provision for Credit Losses — We recorded a provision for credit losses of $328 million in 2007 compared to a $376 million reversal in 2006. The record business volumes that we experienced in 2007 increased both our loans and insurance exposure which led to increased provisioning requirements. Improved credit conditions for a number of our obligors as well as the restructuring and emergence from bankruptcy of Comair partially offset the impact the portfolio growth had on our provisioning requirements.
Comair Restructuring and Emergence from Bankruptcy Protection — During 2007 we continued to work closely with Comair to negotiate and finalize restructuring arrangements that would be acceptable to both parties. Upon completion of this restructuring, Comair emerged from bankruptcy protection and was reinstated to performing status. The Comair restructuring had a positive impact on our net income by increasing revenue recognition and reducing our provisioning requirements. The agreement with Comair completed our restructurings with bankrupt airlines which had been ongoing over the past three years. The details of the Comair restructuring and its impact on net income are more fully described on page 70.
Net Financing and Investment Income — Debt relief income decreased by $260 million in 2007 resulting in a reduction in net financing and investment income from 2006. Excluding the impact of debt relief, net financing and investment income increased by $146 million or 22% from 2006. This increase was primarily due to portfolio growth and revenue recognition resulting from the restructuring of impaired loans. Growth in the portfolio due to increased business volume as well as a reduction in impaired loans led to a higher level of income earning assets resulting in increased net financing and investment income.
Administrative Expenses — Administrative expenses were $219 million in 2007, an increase of $16 million, or 8% over the 2006 level of $203 million. The increase is primarily the result of a 6% increase in human resources costs due in part to increased headcount. While business volume exceeded our Corporate Plan by 17%, our administrative expenses were actually 3% below plan as a result of management’s focus on cost containment and reduction.
Impact of Foreign Exchange Translation on Financial Results
During 2007 we saw a continued strengthening of the Canadian dollar relative to the U.S. dollar. The impact of the stronger Canadian dollar was a reduction in our assets and liabilities which are primarily denominated in U.S. dollars as well as a reduction in our business volume and components of our net income.
Had the Canadian dollar remained stable relative to the U.S. dollar during 2007:
•	Total business volume would have been $82.4 billion, instead of $77.7 billion, an increase of 6%

•	Gross loans receivable would have been $22.0 billion, instead of $19.1 billion, an increase of 15%

•	Total assets would have been $26.3 billion, instead of $23.1 billion, an increase of 14%
Exposure to Sub-Prime Defaults
In late 2007 turmoil erupted in financial markets due to increasing default rates in the U.S. sub-prime mortgage market, causing a general liquidity squeeze and constraining credit across the broader market. The crisis in financial markets has been highly visible since July 2007, and is being perpetuated by the lack of transparency surrounding the continual announcements of losses and write-downs by global financial institutions.
50     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
EDC has no exposure to asset backed commercial paper or sub-prime instruments which are at the root of the current wave of losses and write-downs being taken by financial institutions globally. It has been EDC’s practice for some time not to invest in such financial instruments.
We do however have indirect exposure through our counterparties who are directly exposed to the risk of these investments. Our Risk Management Office (RMO) has conducted an analysis of all of our counterparties to understand the extent of their exposure and its potential impact to EDC. Our analysis covered our treasury, loan and insurance portfolios. We have concluded that our counterparty risk lies principally with the banks and financial institutions to which we have exposure by way of treasury investments and as credit obligors.
Counterparties with increased risk due to their exposure to sub-prime or other illiquid investments have been classified into the following categories. The financial institutions to which we have exposure remain highly rated.

($ in billions)	2007

Treasury Portfolio
Financial institutions	1.3
U.S. Government sponsored enterprises	0.2
Corporates	0.3

Loan Portfolio
Corporates	0.6

Insurance Portfolio
Financial institutions	0.6

Total	$3.0

We have determined that we have adequate risk mitigation strategies and financial institution collateral agreements in place at the end of 2007, and therefore require no additional provisioning as a result of this increase in risk. We are continuing to monitor and assess our risk and adjust our strategies as necessary to ensure that our indirect exposure to this issue is managed appropriately.
Income Statement Discussion
Net Financing and Investment Income
Net Finance Margin
The net finance margin represents net financing and investment income expressed as a percentage of average performing assets. Net financing and investment income represents loan, leasing and investment portfolio revenues net of interest expense and leasing and financing related expenses. Our net finance margin decreased from 4.92% in 2006 to 3.76% in 2007.
The decrease is primarily the result of a $260 million reduction in debt relief income from 2006, which is partially offset by the impact of a sovereign loan prepayment. In 2007 we received a prepayment from Peru resulting in the recognition of $57 million of non-accrued capitalized interest. Excluding the impact of debt relief income, the net finance margin actually increased from 3.51% in 2006 to 3.75% in 2007, reflecting higher loan yields on our floating rate portfolio and an increase in average income earning assets.

($ in millions)	2007	2006	2005	2004	2003

Average gross loans receivable	19,085	18,057	18,776	20,671	23,453
Average capital lease assets	129	—	—	—	—
Average operating lease assets	395	223	—	—	—
Average investment portfolio balance	2,553	2,827	3,980	3,104	2,669
Less: average impaired loans	853	2,494	2,526	1,733	2,019

Total average income earning assets	$21,309	$18,613	$20,230	$22,042	$24,103

Financing and investment revenue:
Loan	1,395	1,174	1,155	1,148	1,249
Debt relief	1	261	64	43	56
Capital lease	8	—	—	—	—
Operating lease	37	4	—	—	—
Investment portfolio	123	123	123	63	60

Total financing and investment revenue	1,564	1,562	1,342	1,254	1,365
Interest expense	717	628	494	345	404
Leasing and financing related expenses	46	19	—	—	—

Net financing and investment income	$801	$915	$848	$909	$961

Net finance margin	3.76%	4.92%	4.19%	4.12%	3.99%

EDC ANNUAL REPORT 2007     51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Loan Revenue
Loan revenue, including debt relief income, was $1,396 million in 2007, a decrease of $39 million from 2006. The decrease was the result of several offsetting factors.
Growth, primarily in the floating rate portfolio resulted in a $205 million increase in loan revenue and an increase in yield primarily on this portfolio increased loan revenue by an additional $24 million. The positive impact of these items was partially offset by the effect of the stronger Canadian dollar throughout most of 2007, which accounted for a reduction in loan revenue of $54 million.
During 2007, debt relief income recognized was $1 million compared to $261 million in 2006. An unrealized loss of $11 million was recorded in loan revenue as a result of the valuation of our credit default swaps used to manage credit risk in our loan portfolio.
These decreases were offset by increases in impaired revenue and increased recognition of income due to the amortization of non-accrued capitalized interest. Impaired revenue was $109 million in 2007, $22 million higher than 2006. Impaired revenue of $78 million was recognized in 2007 from recoveries of interest outstanding on loans from Comair as a result of the foreclosure auction of 36 aircraft held as security under our loans and cash receipts made under the terms of the restructuring agreement. (The Comair restructuring is more fully discussed on page 70). As a result of the loan prepayment by Peru, non-accrued capitalized interest of $57 million was recognized bringing the total amount of non-accrued capitalized interest recognized in income in 2007 to $74 million, a $35 million increase over 2006.
Components of the change in loan revenue from 2006

($ in millions)	2007

Revenue from portfolio growth	205
Revenue from increased yield	24
Foreign exchange impact on loan revenue	(54)

175
Decrease in debt relief income	(260)
Unrealized loss on credit default swaps	(11)
Increase in impaired revenue	22
Increase in income due to a sovereign prepayment	35

Net change in loan revenue	$(39)

Loan Interest Yield
The total loan yield was 7.66% for 2007 a decrease from the 2006 yield as a result of lower debt relief income in 2007. Excluding the impact of debt relief, the total yield actually increased from 7.54% in 2006 to 7.65% in 2007.

($ in millions)	2007	2006	2005	2004	2003

Gross loans receivable:
Average performing fixed rate	7,925	7,705	9,020	10,293	11,105
Average performing floating rate	10,307	7,858	7,230	8,645	10,329

Average performing gross loans receivable	$18,232	$15,563	$16,250	$18,938	$21,434

Loan revenue:
Performing fixed rate interest	507	501	566	678	757
Performing floating rate interest	667	498	327	273	320
Other loan revenue	221	175	262	197	172

Loan revenue	1,395	1,174	1,155	1,148	1,249
Debt relief income	1	261	64	43	56

Loan revenue (including debt relief)	$1,396	$1,435	$1,219	$1,191	$1,305

Yields — performing loans
Performing fixed rate coupon	6.40%	6.50%	6.27%	6.59%	6.82%
Performing floating rate coupon	6.47%	6.34%	4.52%	3.16%	3.10%
Total loan yield	7.66%	9.22%	7.50%	6.29%	6.09%

52     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
The average performing loans receivable balance increased by 17% from $15,563 million in 2006 to $18,232 million in 2007. The increase was due to a high level of disbursements in the latter part of 2006 and throughout 2007 as well as a 63% reduction in total impaired loans. This was partially offset by the impact of foreign exchange translation resulting from a stronger Canadian dollar during most of 2007.
Performing floating rate loans receivable averaged $10,307 million in 2007, a 31% increase from $7,858 million in 2006. Net disbursements contributed to a $3,182 million increase in the floating rate average balance, while foreign exchange translation accounted for a $733 million reduction. The floating rate portfolio earned higher interest revenue in 2007 versus 2006, $667 million versus $498 million. This was a result of an increase in volume and an increase in the average coupon rate from 6.34% in 2006 to 6.47% in 2007. The six month moving average U.S. dollar LIBOR was 5.34% in 2007, an increase of 26 basis points from the 2006 average contributing to the overall increase in the average coupon rate. Disbursements on floating rate loans yielded 1.25% over LIBOR while repayments carried a yield of 1.98% over LIBOR. New floating rate loans signed in 2007 yielded 1.24% over LIBOR compared with 1.22% in 2006, reflecting a higher proportion of non-investment grade loans signed during 2007.
Performing fixed rate loans receivable averaged $7,925 million in 2007, a 3% increase from $7,705 million in 2006. Loan disbursements exceeding repayments contributed to a $567 million increase in the fixed rate average balance, which was partially offset by a decrease of $347 million due to the strengthening of the Canadian dollar. The average coupon yield decreased in 2007 to 6.40% (2006 — 6.50%), earning interest of $507 million (2006 — $501 million). The coupon on performing fixed rate loans receivable decreased over last year as older loans earning higher interest rates were repaid and replaced by current loan disbursements carrying slightly lower interest rates. Disbursements during the year yielded 6.55% while existing loans repaid carried a yield of 6.77%. New fixed rate loans signed in 2007 had a yield of 6.66% (2006 — 6.58%) which is slightly higher than the current yield on loan disbursements. These increased yields reflect the higher proportion of non-investment grade fixed rate loans signed.
Capital Lease Revenue
As a result of Comair entering bankruptcy protection, aircraft were returned to us due to default by Comair under the related loan agreements. As part of the restructuring agreement with Comair, 13 of these returned aircraft were placed back with Comair under direct financing leases. Capital lease revenue for the year was $8 million (2006 — nil). The remaining lease terms range from eight to ten years.
Operating Lease Revenue
A number of aircraft returned to us because of default by obligors under the related loan agreements have been placed on operating leases. In the ordinary course of business we do not act as a lessor, however, for asset management purposes we have engaged in leasing activities in order to maximize recoveries and minimize losses on our returned aircraft.
Operating lease revenue for the year was $37 million (2006 — $4 million). At the end of December 2007, we had 41 aircraft recorded as equipment available for lease (2006 — 28 aircraft). All 41 aircraft were deployed under operating leases at the end of December 2007 compared to 14 aircraft at the end of 2006, resulting in the increased lease revenue over 2006.
In 2007 we assessed the impact that several economic factors, including record high fuel prices, had on our fleet of regional jets. A review for impairment was conducted and analyses of future cash flows were performed, and as a result, we reduced the carrying value of ten aircraft by a total of $35 million (2006 — nil), to reflect adjustments to fair value. The impairment loss is included in other income.
Leasing and Financing Related Expenses
Leasing and financing related expenses for 2007 totaled $46 million (2006 — $19 million). The costs related to returned aircraft include depreciation, maintenance and technical costs, insurance, amortization of lease setup costs, and management fees. The increase in maintenance and technical costs was due to a large volume of expenses incurred on the aircraft before delivery to new lessees, as well as additional amortization of deferred maintenance costs that had been capitalized in 2006 and 2007.
Components of leasing and financing related expenses:

($ in millions)	2007	2006

Maintenance and technical costs	23	4
Depreciation	15	8
Insurance — returned aircraft	1	2
Other	7	5

Total leasing and financing related expenses	$46	$19

EDC ANNUAL REPORT 2007     53

MANAGEMENT’S DISCUSSION AND ANALYSIS
Investment Portfolio Revenue
We maintain an investment portfolio in order to meet our liquidity requirements. Our liquidity policy requires that we maintain, at a minimum, enough liquidity to satisfy three months of anticipated cash flows. We typically carry a buffer of up to 15% over our policy requirements for any unanticipated requirements.
Our investment portfolio revenue consists of income earned on marketable securities, investments and government treasury bills held during the year. Investment portfolio revenue was $123 million in 2007, representing no change from 2006.
The average investment balance decreased from $2,827 million in 2006 to $2,553 million in 2007. This decrease is due, in part, to the liquidation of investments to fund loan disbursements. In addition, we revised our liquidity policy in 2007, reducing the liquidity requirement to a minimum of three months of anticipated cash flows from the previous six month requirement. This revision was based on the fact that in the event of a market disruption, we would have access to capital bond markets within a three-month window, thereby decreasing our requirement to hold six months of anticipated cash flows.
Investment yields increased from 4.33% in 2006 to 4.79% in 2007, as a result of higher average U.S. and Canadian interest rates during 2007. The decline in average balances and the strengthening of the Canadian dollar throughout most of 2007 offset any increase in income that would have been expected due to the higher rates.
Components of the change in investment portfolio revenue from 2006

($ in millions)	2007

Revenue from increased yields	12
Impact of volume decreases	(9)
Foreign exchange impact	(3)

Net change in investment portfolio revenue	$—

Interest Expense
Interest expense totaled $717 million in 2007, an increase of $89 million from 2006. This change is largely a result of an increase in our average debt balance and in the general level of interest rates partially offset by the strengthening Canadian dollar. The components of this increase are discussed below.
Average cost of funds increased from 5.04% in 2006 to 5.32% in 2007 which resulted in an increase to interest expense of $39 million. This is reflective of the higher average interest rates in both Canada and the United States.
The strengthening of the Canadian dollar throughout most of 2007 decreased interest expense on foreign currency denominated debt by $45 million.
Our average debt balance for 2007 was $13,488 million (2006 — $12,464 million) resulting in an increase to interest expense of $95 million as shown in the table below. Proceeds from the increased issuance of debt were used to fund the increase in loan disbursements.
Components of the change in interest expense from 2006

($ in millions)	2007

Increase in cost of funds	39
Foreign exchange impact	(45)
Impact of volume increases	95

Net change in interest expense	$89

Our floating rate debt averaged $11,820 million in 2007 (2006 — $10,352 million). The average cost of floating rate debt increased from 5.03% in 2006 to 5.30% in 2007 resulting in interest expense of $626 million (2006 — $520 million). Higher borrowing requirements resulted in a $2,226 million increase in the average debt, which was offset by a $758 million decrease due to the strengthening of the Canadian dollar.
Fixed rate debt averaged $1,668 million in 2007 (2006 — $2,112 million) with an average cost of 5.21% (2006 — 5.04%). This resulted in interest expense of $87 million (2006 — $107 million). While the average fixed rate loans receivable increased in 2007, the increases during the first part of the year were funded by the liquidation of investments thereby reducing our fixed rate borrowing requirements. This reduced fixed rate funding activity during the first part of 2007 accounted for $371 million of the decrease in the average fixed rate debt balance. The remaining $73 million of the decrease is the result of foreign exchange translation.
54     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Total interest expense includes other costs of $4 million (2006 – $1 million). The $3 million increase is primarily a result of an increase in transaction costs. In accordance with the new financial instruments accounting standards, we now expense these costs as they are incurred.
Insurance Premiums and Guarantee Fees
The following table analyzes the average premium rate for insurance premiums and guarantee fees:

($ in millions)	2007		2006

	$	%	$	%

Credit insurance program:
Credit insurance volume net of reinsurance	50,405		44,277
Premiums and fees earned	98		101

Average credit insurance premium rate		0.19		0.23

Medium-term insurance program:
Medium-term insurance average exposure	9,064		8,010
Premiums and fees earned	51		46

Average medium-term premium rate		0.56		0.57

Loan guarantees:
Loan guarantees average exposure	2,970		2,516
Loan guarantee fees earned	14		12

Average loan guarantee fee rate		0.47		0.48

Credit insurance volume net of reinsurance increased by $6,128 million, or 14% in 2007. This was primarily due to several strategic accounts showing significantly larger volumes than in previous years. The average premium rate decreased from 0.23% in 2006 to 0.19% in 2007 mainly as a result of an increasingly competitive market for insurance and a stronger credit environment. In addition, credit insurance premium revenue decreased by $3 million over 2006 due to a decline in revenue on the Travelers Guarantee Insurance Company (formerly St. Paul Guarantee Insurance Company) reinsured domestic policies.
Medium-term insurance premium revenue for the year totaled $51 million, an increase of 11% over 2006. The average exposure in the medium-term insurance programs increased by $1,054 million or 13% over 2006 results, primarily due to increases in exposure in the performance security, contract frustration, and surety insurance programs.
While the insurance portfolio experienced growth in 2007, the impact of this growth in volumes was partially offset by the strengthening of the Canadian dollar throughout most of the year. Credit insurance volume net of reinsurance was reduced by approximately $1,882 million and the average exposure for the medium-term insurance program decreased by approximately $463 million due to the impact of foreign exchange.
Signings of new loan guarantees outpaced loan guarantee maturities by $517 million, resulting in an increase in the average balance of loan guarantees in 2007. This was partially offset by the strengthening of the Canadian dollar.
Other Income
Components of other income:

($ in millions)	2007	2006

Unrealized gain on unsecured claims receivable[1]	48	—
Gain on the sale of financing assets	15	10
Impairment loss on equipment available for lease[2]	(35)	—
Foreign exchange translation gain	87	5
Realized losses on available-for-sale marketable securities	(2)	—
Realized losses on sale of held-to-maturity marketable securities	—	(5)
Realized and unrealized losses on loans payable designated as held-for-trading	(65)	—
Realized and unrealized losses on derivatives	(6)	—
Net realized and unrealized gain (loss) on held-for-trading marketable securities	12	(2)
Other	2	1

Total other income	$56	$9

[1]	Due to the Comair restructuring. Please see page 70 for more details.

[2]	See operating lease discussion on page 53 for more details.
EDC ANNUAL REPORT 2007     55

MANAGEMENT’S DISCUSSION AND ANALYSIS
Gain on the sale of financing assets
We realized a gain of $15 million on the sale of financing assets (2006 — $10 million). The sale of an equity instrument received as part of a previous sale of a distressed loan resulted in a gain of $6 million (2006 — $10 million) and the sale of shares received as a result of a loan restructuring resulted in a gain of $9 million.
Foreign exchange translation gain
Included in other income is a foreign exchange translation gain of $87 million. This amount includes a gain on the financial instruments funding our available-for-sale marketable securities. In accordance with the new accounting standards for financial instruments, the foreign exchange gain or loss on our available-for-sale marketable securities must be recognized in other comprehensive income. The $87 million foreign exchange translation gain recorded in other income is offset by a $97 million foreign exchange loss on our available-for-sale marketable securities which is recorded in other comprehensive income.
Realized losses on available-for-sale marketable securities
Our liquidity policy exists to ensure our ability to meet liquidity demands in U.S. dollars in the event of unexpected disruptions in the capital markets. During 2007, we realized a loss of $2 million (2006 — $5 million) as a result of the sale of marketable securities in order to rebalance the portfolio to the benchmark index. Rebalancing the portfolio requires the sale of securities which could result in a gain or loss and is done to minimize duration risk (interest rate risk) of the portfolio relative to the benchmark index. In 2007, these instruments were classified as available-for-sale, whereas in 2006 they were considered held-to-maturity.
Realized and unrealized losses on loans payable designated as held-for-trading and derivatives
Upon adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 — Financial Instruments Recognition and Measurement, we designated the majority of our long-term bonds as held-for-trading in order to obtain the same accounting treatment as their related derivatives. In general, these derivatives form an economic hedge with their related bonds. At the end of December 2007, realized and unrealized losses on loans payable designated as held-for-trading totaled $65 million and the realized and unrealized losses on the derivatives associated with the loans payable totaled $6 million. This volatility is mainly due to the requirement of generally accepted accounting principles to value our debt on the basis of our own credit rating (AAA) while the related derivatives are being valued on the swap curve (AA credit rating). We do not anticipate realizing gains or losses on this debt and the associated derivatives since it is generally our intent to hold them to maturity at which time the unrealized gains and losses will net to zero.
Provision for (Reversal of) Credit Losses
After three years of provision reversals, we reported a provision for credit losses of $328 million in 2007. The increased provisioning requirement in 2007 is the result of the record business volume which led to increased exposure in both our loan and insurance portfolios.

($ in millions)	2007	2006	2005	2004	2003

Provision for (reversal of) credit losses pertaining to:
Loans	(44)	(338)	(471)	(361)	471
Loan commitments	215	23	(34)	10	84
Loan guarantees	45	14	(49)	39	89

Total loan related provisions (reversal of)	216	(301)	(554)	(312)	644
Insurance provision (reversal of)	132	(75)	41	98	140
Reversal of treasury provision	(20)	—	—	—	—

Total provision for (reversal of) credit losses	$328	$(376)	$(513)	$(214)	$784

The provision for credit losses includes a loan-related provision charge of $216 million (2006 — $301 million provision reversal) as a result of portfolio growth. Improved credit conditions and foreclosure activities partially offset the impact of the portfolio growth on the provision.
There was a $132 million charge (2006 — $75 million reversal) to the income statement for the provision for insurance claims mainly due to portfolio growth and as a result of our annual review of the actuarial valuation assumptions. The $75 million reversal in 2006 was mainly due to refinements in the approach to the actuarial review of the portfolio as well as increased reinsurance for political risk insurance. We review the allowance calculation regularly to ensure it is aligned with standard actuarial practices in the insurance industry. In addition, $71 million of the provision charge was due to the write-off of recoverable claims in 2007 (2006 — $37 million).
As a result of a review of our allowance methodology in 2007 as well as the implementation of Section 3855 — Financial Instruments — Recognition and Measurement, we determined that our $20 million allowance for credit impairment in derivative instruments and investments was no longer required.
56     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Administrative Expenses
Expressed as a percentage of adjusted net revenue (gross efficiency ratio), administrative expenses decreased to 22.0% in 2007 from 25.9% in 2006. The gross efficiency ratio (GER) measures our operational efficiency as investments in people and technology are required to keep pace with the growth and complexity of the business. The more favourable GER in 2007 is primarily the result of administrative expenses increasing at a rate substantially slower than the rate of increase in net revenue. Net revenue increased by 24% from 2006, whereas administrative expenses increased by only 8%.
Net administrative expenses for 2007 totaled $219 million, an increase of $16 million from the prior year. The increase is primarily the result of a 6% increase in human resources costs. Human resources increased in part, as a result of a 3.4% increase in average headcount.
In the calculation of the GER, net revenue is adjusted to exclude debt relief and the unrealized gains and losses on long-term debt and derivatives. We also adjust the net revenue to include any foreign exchange gains or losses on our available-for-sale marketable securities which are reported in other comprehensive income.
Corporate Plan Discussion
Comparison with 2007 Plan
Total export business volume for 2007 was $77.7 billion, an increase of 17% over the 2007 Corporate Plan volume of $66.2 billion. The Corporate Plan assumed an average U.S. dollar exchange rate of 1.19 for the year, while the actual average exchange rate was 1.07. Had the actual U.S. dollar average rate been 1.19 for 2007, the actual reported business volume would have been approximately $83.7 billion, an increase of 26% over Plan, as more than 72% of our business volume is denominated in U.S. dollars.
Financing volumes reached a record $12.6 billion in 2007, a 54% increase over the Corporate Plan volume of $8.2 billion. Credit insurance volume and political risk insurance volume exceeded plan by 12% and 42% while contract insurance and bonding volumes were below plan by 7%. The significant increase in our overall business volume is a reflection of our enhanced focus on business development and increased risk appetite.
Financing and leasing assets and loans payable were lower than Corporate Plan as a result of a stronger Canadian dollar at the end of 2007 than anticipated in the Corporate Plan.
In accordance with our Capital Adequacy Policy, we paid a dividend of $350 million in 2007, related to our 2006 fiscal year. Since a dividend was not included in the 2007 Corporate Plan, this payment has resulted in a decrease in retained earnings relative to the Plan.
While net income of $473 million in 2007 was just $1 million below the 2007 Corporate Plan amount of $474 million, there were Plan variances on the components within net income.
•	Net financing and investment income was $31 million higher than Corporate Plan as a result of higher than planned loan, capital lease and investment revenue, in addition to lower than planned interest expense.
•	Other income was $56 million higher than Plan, due in part to foreign exchange gains related to the financial instruments that fund our available-for-sale marketable securities being recorded in other income while foreign exchange losses on our available-for-sale marketable securities are recognized in comprehensive income. The 2007 Corporate Plan had projected that there would be no foreign exchange gains or losses on these instruments.
•	The provision for credit losses was $85 million higher than the Corporate Plan, a result of higher than anticipated portfolio growth.
•	While we achieved tremendous growth in business volume in 2007, administrative expenses were $219 million, $7 million lower than the Corporate Plan, primarily a result of lower than planned human resources, depreciation, and accommodation costs.
As a result of our strong operating results combined with our ability to contain administrative expenses, the gross efficiency ratio in 2007 was 22.0%, which was more favourable than the Corporate Plan of 24.4%.
2008 Corporate Plan
Our Corporate Plan for 2008 projects export business volume of $78.5 billion, $0.8 billion higher than the 2007 volume of $77.7 billion. This is primarily due to increases in contract insurance and bonding and political risk insurance volumes of 39% and 24%, partially offset by decreases in financing and credit insurance volumes of 5% and 6%. The projected decrease in financing volumes is in anticipation of slower growth in 2008. The reduction in credit insurance volume is caused by a change in the manner by which we will report on a certain type of credit insurance account. Credit insurance volume on this certain type of account was based on gross receivables in 2007 and will be based on net receivables in 2008 to more accurately reflect the support provided. If we were to continue to report credit insurance volume on a gross basis in 2008, total projected volume for 2008 would be $82.5 billion, an increase of 6% over 2007.
Financing and leasing assets and loans payable balances are forecasted to increase from the 2007 levels by $7,562 million and $6,411 million, mainly due to the high level of financing volumes in both 2007 and 2008. In addition, the Corporate Plan assumes a depreciating Canadian dollar in 2008.
EDC ANNUAL REPORT 2007     57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Net income for 2008 is planned at $543 million, an increase of $70 million over 2007. The increase in net income is mainly due to an expected increase in debt relief revenue and insurance premiums and guarantee fees, partially offset by a decrease in other income as well as increased administrative expenses. Administrative expenses are expected to increase by $25 million to $244 million in 2008. Higher human resources costs of $10 million represent the largest component of the increase. The additional human resources costs are largely associated with a higher planned average headcount in 2008. Accommodation costs and technology costs in support of corporate systems are also expected to increase in 2008. In addition, a projected decrease in the Canada Account administrative expense recovery will also increase 2008 expenses.
The 2008 Corporate Plan forecast for the gross efficiency ratio is 25.3%, an increase over the 22.0% reported for 2007. The gross efficiency ratio is not expected to be as favourable in 2008 due to increased administrative expenses and lower net revenue since the 2007 net revenue included the impact of non-recurring events such as an unexpected sovereign loan prepayment.

	2008	2007	2007
	Corporate Plan	Actual Results	Corporate Plan

Volume
($ in billions)
Export Financing
Financing	11.8	12.5	8.1
Equity	0.2	0.1	0.1

Total financing	12.0	12.6	8.2

Export Insurance
Contract insurance and bonding	9.7	7.0	7.5
Political risk insurance	8.8	7.1	5.0
Credit insurance*	48.0	51.0	45.5

Total insurance	66.5	65.1	58.0

Total business volume	$78.5	$77.7	$66.2

Domestic insurance not included above	$—	$0.2	$—

*	A certain type of credit insurance account previously reported on a gross basis will be reported on a net basis commencing in 2008.

	2008	2007	2007
	Corporate Plan	Actual Results	Corporate Plan

Consolidated Statement of Income
($ in millions)
Financing and investment revenue
Loan	1,496	1,395	1,391
Capital lease	9	8	—
Operating lease	49	37	38
Debt relief	124	1	4
Investment portfolio	104	123	116

	1,782	1,564	1,549
Interest expense	839	717	729
Leasing and financing related expenses	37	46	50

Net financing and investment income	906	801	770
Insurance premiums and guarantee fees	199	163	173
Other income (expense)	(4)	56	—
Provision for (reversal of) credit losses	314	328	243

Income after provision for (reversal of) credit losses	787	692	700
Administrative expenses	244	219	226

Net income	$543	$473	$474

Consolidated Statement of Comprehensive Income
($ in millions)

Net income	543	473	474

Other Comprehensive Income
Net unrealized gains (losses) on available-for-sale marketable securities	(6)	(72)	1
Reclassification of losses on available-for-sale marketable securities to income	—	2	—

Other comprehensive income (loss)	(6)	(70)	1

Comprehensive Income	$537	$403	$475

Certain Corporate Plan amounts have been reclassified to conform to the current presentation.
58     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Balance Sheet	2008	2007	2007
($ in millions)	Corporate Plan	Actual Results	Corporate Plan

Assets
Cash and Investments
Cash and marketable securities	2,423	2,528	2,690
Investments	—	—	29

	2,423	2,528	2,719

Financing and Leasing Assets
Loans receivable	25,878	18,519	21,242
Allowance for losses on loans	(1,306)	(1,316)	(1,515)
Risk mitigation insurer’s share of loan allowance	22	—	107
Equity financing designated as held-for-trading	254	95	95
Net investment in capital leases	116	122	—
Equipment available for lease	390	372	352

	25,354	17,792	20,281

Other
Accrued interest and other assets	505	439	334
Derivative instruments	1,801	2,242	1,534
Reinsurers’ share of allowance for claims	78	88	75

	2,384	2,769	1,943

Total Assets	$30,161	$23,089	$24,943

Liabilities and Shareholder’s Equity
Loans payable	21,994	15,583	17,252
Accounts payable and other liabilities	298	278	94
Derivative instruments	222	166	218
Allowance for losses on loan commitments and guarantees	784	564	474
Allowance for claims on insurance	546	474	631

Total Liabilities	23,844	17,065	18,669

Shareholder’s Equity
Share capital	983	983	983
Retained earnings	5,415	5,121	5,290
Accumulated other comprehensive income	(81)	(80)	1

Shareholder’s Equity	6,317	6,024	6,274

Total Liabilities and Shareholder’s Equity	$30,161	$23,089	$24,943

Certain Corporate Plan amounts have been reclassified to conform to the current presentation.
EDC ANNUAL REPORT 2007     59

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Management
Overview
We are mandated to ensure that on a self-sustaining basis we have sufficient financial capacity to support risks acquired in the ongoing fulfillment of our mandate and in responding to the evolving needs of Canadian exporters and investors.
Through our business activities, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Management Framework. This Framework forms the foundation for appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on our execution of corporate strategies and our achievement of business objectives.
Under the Enterprise Risk Management Framework, key risks are identified and managed under the risk categories of credit, market, and operational (which includes organizational and business risks). The management of these risks is accomplished through the development and communication of policies, the establishment of formal risk review and approval processes, and the establishment of delegated authorities and limits.
Management is surveyed periodically with respect to the risks or challenges facing our organization and results are detailed in an Enterprise Risk Management Report along with a risk map and presented to the Board of Directors.
Risk Governance Structure
The responsibilities of the various stakeholders of risk management are as follows:
Board of Directors
The Board of Directors (the “Board”) provides oversight and carries out its mandate with respect to risk and capital management through the Risk Management Committee of the Board and the Audit Committee of the Board. The Board of Directors maintains overall responsibility for approval of (i) risk management policies and (ii) our Code of Business Ethics and Code of Conduct and (iii) the Environmental Review Directive. The Board of Directors also maintains oversight responsibilities for the management of the credit, market and other enterprise risks of the Corporation, as well as oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility.
Risk Management Committee of the Board
This Committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of the Corporation.
Audit Committee of the Board
This Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting, and internal control systems. The Audit Committee also monitors our corporate compliance program.
Executive Management
The Executive Management team has primary responsibility for the management of our risks, standards of integrity and behaviour, financial reporting, and internal control systems. The Executive Management team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place, and through independent validation by audit.
60     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management Risk Management Committee
This committee provides an independent endorsement as to the acceptability of credit commitments and acts as the authority for recommending risk policies to the Board for approval, and establishing internal risk management policies and procedures.
Asset Liability Management Committee
This committee acts as authority for recommending Market Risk Management policies to the Board for approval, and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee ensures that risk positions are managed within policy limits, and addresses such risk practices as diversification requirements, reporting and monitoring of guidelines, and rules for the allocation of capital.
Risk Transfer Committee
This committee acts as authority to approve recommendations for secondary risk transfer activities for portfolio management purposes.
While all areas of EDC have some responsibility for risk management, the three key risk management groups are the Risk Management Office, Corporate Finance and Control, and Internal Audit.
Risk Management Office (RMO)
RMO is responsible for risk policy and management of the financial risks impacting the Corporation including credit risk, market risk, capital adequacy and liquidity. This includes developing and maintaining policies and standards that reflect our risk appetite and comprehensive and timely reporting to management and the Board on major risks being assumed or facing the organization. RMO also identifies and reports to the Board on broader enterprise wide risks including operational and organizational risks.
Corporate Finance and Control (CFC)
CFC is responsible for financial planning, accounting, financial reporting, as well as cash receipts and disbursements. CFC ensures that appropriate controls exist to ensure complete and accurate financial reporting and effective cash management.
Internal Audit (IA)
IA independently monitors and reports on the effectiveness, adequacy and sustainability of business processes, risk management processes and related internal controls used by management to achieve our business objectives. All activities of the organization are within the scope of the internal audit group’s responsibility. IA uses a risk-based audit methodology that is reflective of the Institute of Internal Auditor’s best practices and includes input from management self-assessment. IA reports directly to the Audit Committee of the Board of Directors, in addition to communicating results to auditees, leaders and executive management.
Credit Risk Management
Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.
We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our Credit Risk Management Policy sets out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.
Credit Granting
We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement by the RMO. The purpose of endorsement is to ensure all relevant, tangible risks in the proposed credit commitment have been identified and appropriately mitigated. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether endorsement must be provided by the Management Risk Management Committee or the Risk Management Office. All transactions above U.S. $300 million require authorization by the Board of Directors. We are presently in the process of improving our credit approval process as part of a broader initiative to improve the efficiency of our loan underwriting process while retaining our quality standards. The principal elements of this new process include a senior management committee to review transactions at an earlier stage and more integrated engagement on transactions between our risk management, underwriting, and business development professionals.
Treasury counterparties are analyzed and credit limits are recommended by Market Risk Management, a team within the Risk Management Office. Recommended counterparties are endorsed by either the Risk Management Office or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our investments and derivative financial instruments. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.
EDC ANNUAL REPORT 2007     61

MANAGEMENT’S DISCUSSION AND ANALYSIS
Concentration Limits
To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. All limits are determined based on our capital base and risk factors associated with the exposure including, the obligor rating, country rating, associated collateral and product type. Exposures beyond Presidential discretionary limits require review by the Risk Management Committee and approval of the Board of Directors.
Risk Ratings
We have developed risk rating methodologies for all of our product lines. Many of the obligor risk rating methodologies use a combination of Moody’s and/or Standard & Poor’s external ratings and/or our internal ratings based (IRB) methodologies. Some of our IRB methodologies use vendor provided credit risk analysis/ratings tools such as Moody’s Financial Analyst, Risk Advisor, and RiskCalc. At the credit granting stage, all obligors are rated except for obligors with very small exposures (typically representing less than 1% of total exposure). We rate our obligors on a rating scale of between 8 and 16 credit grades depending on the product type. The obligor risk ratings are reviewed on a regular basis. The economics department is responsible for establishing, monitoring and approving country risk ratings. The country risk ratings are based on a letter grade rating system, like that of the external rating agencies; and correspond to the OECD’s zero to seven scale. Country risk is continually reviewed by the department to take into consideration any changes in the world environment or a specific country.
With respect to treasury related counterparties, each counterparty must be rated by at least two external rating agencies for credit exposure of greater than one year term to maturity, and at least one external rating agency for credit exposure of less than one year term to maturity. The risk rating for treasury counterparties is determined by the external ratings.
Exposure Measurement
To ensure that the level of credit risk is transparent to both Management and the Board of Directors, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry, and commercial obligor.
Monitoring and Review
Our operating practices include ongoing monitoring of credit exposures. Specialized teams have been created to monitor credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The asset management team within the RMO is responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews and risk ratings, and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our risk assessment and portfolio management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims, and recoveries. Management and the Board of Directors are frequently apprised on the credit quality of the portfolio through regular reporting including quarterly detailed reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.
Portfolio Management and Risk Transfer
The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and our Board of Directors are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale or swapping of assets, insurance, reinsurance, and credit derivatives.
Management and Board Reporting
The Risk Management Office provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to a (i) quarterly risk management report, (ii) monthly credit risk policy compliance report, (iii) monthly capital adequacy report, and (iv) monthly report detailing our liquidity position. In addition, significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention is maintained.
Concentration of Exposure
The major concentrations of total gross commercial and sovereign exposure in the geographic market and country in which the risk resided at the end of 2007 are outlined as follows:
62     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Financing portfolio		Contingent liabilities				Investments
	Financing		Credit	Medium-term		Medium-term	and derivative
($ in millions)	assets(1)	Commitments(2)	insurance	insurance		guarantees(3)	instruments(4)	2007 Exposure
Country								$	%

United States	8,955	2,654	2,976	674		3,788	1,638	20,685	39
Canada	1,347	1,514	150	3,170	(5)	861	2,470	9,512	18
Mexico	1,219	556	141	73		103	—	2,092	4
United Kingdom	983	227	102	15		95	290	1,712	3
India	765	532	208	4		25	—	1,534	3
China	859	9	289	61		162	—	1,380	3
Algeria	42	—	25	9		976	—	1,052	2
Brazil	383	184	340	58		23	—	988	2
Russia	281	61	449	73		45	—	909	2
Netherlands	301	241	40	—		48	62	692	1
Other(6)	4,244	2,263	2,727	1,392		1,474	310	12,410	23

Total	$19,379	$8,241	$7,447	$5,529		$7,600	$4,770	$52,966	100

(1)	Includes gross loans receivable, equity financing and gross investment in capital leases.

(2)	Includes $143 million of equity financing commitments and $250 million of letters of offer for loan guarantees.

(3)	Includes $2,967 million of loan guarantees.

(4)	Investments include amounts represented by cash and marketable securities. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)	Includes $3,165 million of surety bond insurance where risk rests with the exporter. A total of 83% of the exports insured in the surety bond program are to the United States. The balance represents exports to other countries.

(6)	Includes 171 countries with total exposure ranging from $0.001 million to $646 million.
Concentration of Exposure — Loan Portfolio
During 2007, we experienced another year where loan disbursements exceeded repayments. Net loan disbursements (disbursements less repayments) in 2007 totaled $2,794 million (2006 —$2,215 million) which continued the reversal of the downward trend of portfolio growth that we had experienced between 2003 and 2005. However, the impact of the stronger Canadian dollar on our loan portfolio, which is mainly denominated in U.S. dollars, combined with the foreclosure activities within our aerospace portfolio resulted in a decline in our gross loans receivable to $19,108 million in 2007 from the December 2006 balance of $19,581 million.
The mix between commercial and sovereign loans has continued to shift towards commercial loans. In 2003, the ratio of commercial to sovereign was 75:25, while by 2007 it had shifted to 88:12. For the past two years new signings with commercial borrowers have accounted for 100% of total signing volume. Consistent with the increase in loan signing volume from $9,899 million in 2006 to $12,468 million in 2007, both the number of financing transactions and customers supported has increased in 2007. The number of financing transactions signed increased by 10% to 1,156 in 2007 (2006 — 1,054) and the number of customers supported increased by 15% to 594 (2006 — 515).
The table below shows the five-year trend in loan-related financing transactions and customers supported.

	2007	2006	2005	2004	2003

Number of financing transactions signed	1,156	1,054	730	632	567
Average transaction value ($ in millions)	$11	$9	$7	$10	$10
Number of customers supported	594	515	380	320	252

EDC ANNUAL REPORT 2007     63

MANAGEMENT’S DISCUSSION AND ANALYSIS
Commercial Loans and Loan Guarantees
We have the following commercial risk concentrations for our commercial loans and guarantees:

	Gross loans		Loan	Total		Total
($ in millions)	receivable	Commitments	guarantees	exposure	2007	exposure	2006
Gross commercial exposure				$	%	$	%

Aerospace	5,526	2,331	75	7,932	29	7,063	28
Surface transportation	3,841	682	1,930	6,453	23	7,216	29
Extractive	2,511	2,810	142	5,463	20	4,802	19
Information and communication technology	2,601	958	116	3,675	13	2,219	9
Infrastructure and environment	1,954	903	341	3,198	12	1,828	7
Other	431	260	230	921	3	1,985	8

Total	$16,864	$7,944	$2,834	$27,642	100	$25,113	100

The commercial loans and guarantees portfolio has increased by $2,529 million or 10% from 2006, as a result of higher loan signings in 2007. Disbursements on commercial loans exceeded repayments by $3,249 million, contributing to an increase in gross loans receivable. Higher signing volumes also resulted in an increase in undisbursed amounts on signed loan agreements of $2,183 million. These increases were partially offset by foreign exchange translation due to the strengthening of the Canadian dollar.
As depicted here, the aerospace and surface transportation sectors continue to represent the largest proportion of our commercial exposure. Together, these two sectors accounted for 52% of our total commercial exposure (2006 — 57%). This is reflective of the importance of these two exporting sectors in the Canadian economy whose share of total Canadian exports was 20.5% in 2007 (2006 — 21.5%). Our exposure in the aerospace sector increased by $869 million mainly due to an increase in loan commitments. Our exposure in the surface transportation sector decreased primarily as a result of the stronger Canadian dollar. Exposure in the information and communication technology and infrastructure and environment sectors increased reflecting continued diversification in our financing portfolio.
Our largest commercial exposures in 2007 resided with eight U.S. counterparties, which collectively represented $7,694 million, or 28% of the total commercial exposure. These eight counterparties are from the aerospace, surface transportation, and information and communication technology sectors and are broken down as follows: within the aerospace sector, three airlines totaled $3,610 million (13%), within the surface transportation sector, two transit authorities totaled $1,870 million (7%), one automotive company totaled $851 million (3%) and one railcar leasing company totaled $622 million (2%). In the information and communication technology sector, one telecommunication company totaled $741 million (3%).
The ratio of below investment grade exposure to total commercial exposure decreased from 55% in 2006 to 54% in 2007. While below investment grade loans increased from 2006, this was offset by an increase in investment grade commitments and guarantees.
Sovereign Loans and Loan Guarantees
We have the following sovereign risk concentrations for our sovereign loans and guarantees:

	Gross loans		Loan	Total			Total
($ in millions)	receivable	Commitments	guarantees	exposure	2007		exposure	2006
Gross sovereign exposure				$	%		$	%

China	848	2	—	850	34	China	1,107	30
Indonesia	197	18	—	215	8	Indonesia	306	8
Mexico	110	83	—	193	8	Philippines	259	7
Dominican Republic	86	6	63	155	6	Mexico	245	7
Serbia	125	—	—	125	5	Peru	205	6
Ivory Coast	124	—	—	124	5	Dominican Republic	201	6
India	109	—	—	109	4	Ivory Coast	146	4
Other	645	45	70	760	30	Other	1,151	32

Total	$2,244	$154	$133	$2,531	100	Total	$3,620	100

64     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
The sovereign loans and guarantees portfolio decreased by $1,089 million or 30% from 2006. This decline is primarily due to repayments exceeding disbursements by $455 million, including a full prepayment from Peru, as well as foreign exchange translation due to the strengthening of the Canadian dollar.
In 2007 investment grade exposure accounted for 54% of the total sovereign portfolio (2006 — 48%).
Equity Financing
We invest directly in Canadian companies to support and facilitate their growth and development beyond the Canadian border. This activity is also accomplished indirectly by investing in Canadian private equity and venture capital funds. In addition, we invest offshore with an emphasis on emerging markets where such investment can serve to facilitate the connection of Canadian business activity into international markets. Offshore investments are typically made through private equity funds, but may on occasion be into foreign companies or projects.
We have the following geographical risk concentrations for our equity investments:

	Equity	Undisbursed	Total		Total
($ in millions)	financing	commitments	exposure	2007	exposure	2006

Gross exposure			$	%	$	%

Domestic market	63	62	125	53	88	62
Other advanced economies	23	47	70	29	55	38
Emerging markets	9	34	43	18	—	—

Total	$95	$143	$238	100	$143	100

The equity portfolio has increased by $95 million from 2006, or 66%, as a result of new signings in 2007. Disbursements in the equity portfolio exceeded receipts by $53 million, contributing to an increase in the amount invested. During the year, we signed an additional $116 million of equity financing arrangements (2006 — $79 million).
The domestic market and the other advanced economies represent the largest proportion of our exposure. These sectors accounted for 82% of our total exposure (2006 — 100%). Emerging markets represented 18% of our exposure (2006 — nil) reflecting our increased emphasis on this market.
In 2007 we recognized $1 million of income related to our equity portfolio representing the change in fair value of the equity portfolio and revenue earned. This amount is included in other income.
Capital Leases
We have a gross investment in capital leases of $176 million (2006 — nil) concentrated with one obligor in the aerospace industry in the United States. This exposure is below investment grade.
Concentration of Exposure — Insurance Portfolio
Contingent Liabilities under Insurance Policies
In the ordinary course of business, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. The table below depicts the impact of these reinsurance agreements on our exposure.

($ in millions)	2007	2006

Credit insurance
Direct insurance	7,558	6,598
Reinsurance assumed	—	189
Reinsurance ceded	(111)	(146)

Total credit insurance	7,447	6,641

Medium-term insurance*
Direct insurance	7,404	7,009
Reinsurance assumed	3,690	3,848
Reinsurance ceded	(932)	(1,199)

Total medium-term insurance*	10,162	9,658

Total contingent liabilities under insurance policies	$17,609	$16,299

*	Includes medium-term insurance and insurance guarantees.
EDC ANNUAL REPORT 2007     65

MANAGEMENT’S DISCUSSION AND ANALYSIS
Contingent liabilities under insurance policies totaled $17,609 million, an increase of 8% from 2006, mainly due to an increase in volume in the credit insurance program. The impact of increased volume was partially offset by the strengthening of the Canadian dollar which reduced the 2007 contingent liabilities under insurance policies by $2,317 million.
At the end of December 2007, contingent liabilities with exposure terms of less than one year comprised 54% of the total exposure, compared to 62% in 2006.
Credit Insurance Program
Size Concentration
The following table breaks down the number of foreign buyers and the respective exposure for the year where the exposure is the total of buyer credit limits, classified by exposure size within the credit insurance portfolio:

		2007		2006

	Total	Total buyer	Total	Total buyer
$ Value of foreign exposure	number of	credit limits	number of	credit limits
($ in thousands)	foreign buyers	($ in millions)	foreign buyers	($ in millions)

1-500	55,071	5,685	49,467	5,416
501-2,000	3,646	3,555	3,902	3,671
2,001-5,000	826	2,685	858	2,616
5,001-10,000	292	2,160	346	2,383
10,001 and over	273	7,008	337	8,025

Total	60,108	$21,093	54,910	$22,111

During 2007, the credit insurance program supported 5,825 customers (2006 — 5,798). Of the total customers supported, 5,028 were small- and medium-sized exporters (SMEs) (2006 — 5,084). In terms of total insured volume, the five customers with the largest volume represented 42% of the total 2007 insured volume (2006 — 36%).
Country Concentration
The largest concentrations within the credit insurance program are in the following countries:

*	Includes 154 countries with concentrations ranging from $0.001 million to $208 million (2006 — 150 countries with concentrations ranging from $0.001 million to $186 million).
Industry Concentration
The contingent liability in terms of exporters’ insured industry sector is as follows:
66     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Medium-term Insurance Program
Size Concentration
During 2007, 686 customers (471 SMEs) were supported in the medium-term insurance program (2006 — 701 of which 494 were SMEs). The five customers with the largest level of insurance policies and guarantees outstanding represented 47% of the 2007 medium-term insurance policies and guarantees outstanding (2006 — 46%). The largest exposure for these five customers was $1,730 million. The five largest policies at the end of December 2007 represented 18% (2006 — 19%) of the total medium-term policies and guarantees outstanding.
Country Concentration
At the end of December 2007, the medium-term insurance policies and guarantees outstanding included 5,218 policies in 150 countries (2006 — 5,011 policies in 143 countries) with an average exposure by policy of $1.9 million (2006 — $1.9 million).
The largest insurance policies and guarantees outstanding in terms of the countries in which the risk resided within the medium-term portfolio were as follows:

($ in millions)						2007							2006

		Reinsurance		Insurance	Total	Total			Reinsurance		Insurance	Total	Total
Country	Insurance	assumed	ceded	guarantees	$	%	Country	Insurance	assumed	ceded	guarantees	$	%

Canada	138	3,032	—	182	3,352	33	Canada	212	3,109	—	120	3,441	35
United States	104	570	—	2,105	2,779	27	United States	210	673	—	1,628	2,511	26
Algeria	9	—	—	830	839	8	Algeria	39	—	—	842	881	9
Libya	300	—	—	—	300	3	China	72	—	—	178	250	3
China	66	—	(5)	162	223	2	Poland	—	—	—	189	189	2
Other*	2,154	88	(927)	1,354	2,669	27	Other*	2,722	66	(1,199)	797	2,386	25

Total	$2,771	$3,690	$(932)	$4,633	$10,162	100	Total	$3,255	$3,848	$(1,199)	$3,754	$9,658	100

*	Includes 145 countries with concentrations ranging from $0.005 million to $149 million (2006 — 138 countries with concentrations ranging from $0.002 million to $174 million).
Exposure in Canada consists largely ($3,165 million) of surety bond insurance (2006 — $3,253 million), 83% of which is to support exports to the United States (2006 — 78%).
Program Concentration
Total medium-term insurance exposure increased by $504 million or 5% over 2006 results. The largest increase was in the performance security program of $837 million (22%) largely due to the issuance of new policies.
EDC ANNUAL REPORT 2007     67

MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit Quality — Loans
In assessing the credit risk profile of our loan portfolio, we rate our obligors using our risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade performing, below investment grade performing and impaired. The risk profile of our loans receivable portfolio continued to improve in 2007 as the level of impaired loans declined.
Over the past three years, the percentage of impaired loans to total loans decreased from 18% to 3%. This was primarily due to the successful restructurings that have taken place within our aerospace portfolio. In 2007, the restructurings resulted in full loan payouts from the sale in a foreclosure auction of 36 aircraft held as collateral as well as the removal of impaired loans associated with returned aircraft and the reinstatement of the remaining loans to performing status upon completion of the restructurings with the airline.
Between 2006 and 2007, investment grade loans decreased by $699 million mainly due to the foreign exchange impact on translation to Canadian dollars, which offset actual growth, as disbursements exceeded repayments by $540 million.
Despite the impact of the stronger Canadian dollar, below investment grade loans increased by $1,250 million in 2007. This reflects our increased risk appetite as disbursements exceeded repayments by $2,676 million in this portion of our loan portfolio.
The impact of the above mentioned credit migration and disbursements exceeding repayments resulted in a 3% increase in total performing gross loans receivable from $17,967 million in 2006 to $18,518 million in 2007.
Loan Commitments
Commitments include undisguised amounts on signed loans, letters of offer outstanding on loans and guarantees and unallocated confirmed lines of credit.
The level of commitments outstanding at the end of 2007 was $1,925 million higher than at the end of 2006. This was mainly due to an increase in the undisguised amounts on signed loan agreements from $3,913 million in 2006 to $6,096 million at the end of 2007. Growth in the undisguised commitment level is due to the increase in loan signings volume experienced in 2007.
The increase in commitments during the year was mainly concentrated in investment grade financing. In 2007, commitments on investment grade financing accounted for 48% of the total as compared to 45% in 2006.
Impaired Loans
Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2007 impaired gross loans receivable totaled $590 million compared to $1,614 million at the end of 2006. Impaired loans as a percentage of total gross loans receivable decreased from 8.2% in 2006 to 3.1% in 2007, primarily due to foreclosure activities related to the Comair restructuring as well as the reinstatement of impaired loans to performing status and principal repayments received.
The Comair restructuring resulted in the conversion of impaired loan assets ($339 million) into leasing assets due to the return of aircraft, the removal of impaired loan assets ($304 million) due to a foreclosure auction, as well as the reclassification of the remaining Comair loans ($177 million) to performing status (see airline bankruptcies discussion on page 70).
In 2007, five commercial loans in three countries totaling $38 million became impaired (2006 — $24 million) while loans totaling $182 million were reclassified to performing status (2006 — $964 million).
There were no additional disbursements made in relation to impaired obligors during the year (2006 — $8 million).
Impaired loans to 13 commercial borrowers totaling $21 million were written off during the year compared to $6 million in loan write-offs in 2006.
68     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Concentration of Impaired Loans
The largest concentrations of gross loans receivable for impaired loans are listed in the following table:

($ in millions)			2007			2006

	Impaired		Impaired	Impaired		Impaired
	gross	Non-accrued	net	gross	Non-accrued	net
	loans	capitalized	loans	loans	capitalized	loans
	receivable	interest	receivable	receivable	interest	receivable

Sovereign
Serbia	126	74	52	135	90	45
Ivory Coast	124	124	—	146	146	—
Democratic Republic of the Congo	46	46	—	46	46	—
Argentina	45	2	43	52	3	49
Gabon	26	10	16	35	17	18
Congo	25	25	—	36	36	—
Other	87	25	62	98	22	76

Subtotal	479	306	173	548	360	188

Commercial
Information and Communication Technology	44	5	39	47	6	41
Aerospace	42	1	41	970	1	969
Surface Transportation	16	2	14	22	2	20
Extractive	7	—	7	12	—	12
Light Manufacturing	1	—	1	5	—	5
Other	1	—	1	10	2	8

Subtotal	111	8	103	1,066	11	1,055

Total impaired	590	314	276	1,614	371	1,243
Less: specific allowance			101			332

Impaired net loans receivable			$175			$911

Non-accrued capitalized interest of $16 million was recognized as impaired revenue as a result of our review of discounted expected future cash flows on loans to Serbia ($126 million) and Gabon ($26 million), totaling $152 million.
When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.
Prior to April 2001, we were reimbursed by the Government of Canada an amount equal to the debt relief granted by the Government of Canada to our sovereign borrowers. The formula for calculating the amount to be paid to us was amended effective April 1, 2001 in two ways. Firstly, for new loans we issued after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate us for further debt relief granted to such borrowers. Secondly, for any debt reduction on new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, we will share in the costs of debt forgiveness to the amount of our appropriate specific allowances on the loans.
Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.
Payments received from the Government of Canada for debt relief on sovereign loans totaled $1 million in 2007 (2006 — $266 million) and related to Congo. These amounts are not included as receipts in the following table since the payments were received from the Government of Canada, not the borrower country.
EDC ANNUAL REPORT 2007     69

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following cash flows pertain to impaired loan obligors and represent, in the case of sovereign receipts, the long-term efforts of multilateral rescheduling arrangements through the Paris Club. The largest receipts for impaired loans including contractual principal and interest from borrowers and from commercial loan sales were as noted:

($ in millions)	2007		2006

Sovereign		Sovereign
Serbia	6	Angola	9
Gabon	6	Gabon	7
Congo	6	Congo	6
Other	8	Other	9

Subtotal	26	Subtotal	31
Commercial	408	Commercial	312

Total	$434	Total	$343

Airline Bankruptcies
Our mandate is to facilitate Canadian export sales and investment abroad. The Aerospace Industries Association of Canada (AIAC) has identified Canada as having the world’s fourth largest aerospace industry. EDC has a long history in the development of this important export sector. We have provided financing to a wide range of foreign airlines enabling them to purchase Canadian-made aircraft, engines and parts.
In financing aircraft sales, the risk of return of aircraft is inherent in every transaction. We are protected as the senior principal lender through a secured mortgage on the aircraft itself, enabling us to foreclose on the aircraft if required.
Over the past three years, as a result of airline bankruptcies, a number of aircraft were returned to EDC when the airlines elected to reject all or a portion of their aircraft. We currently have 41 of our returned aircraft deployed under operating leases and 13 aircraft deployed under capital leases. The following table depicts the status of our aircraft portfolio.

			Deployed under	Deployed under
Airline	Returned	Sold*	operating leases	capital leases

Delta	4	4	—	—
FLYi	27	—	27	—
Comair	27	—	14	13

Total	58	4	41	13

*	Four aircraft which were returned to us as a result of rejection of the leases in 2005 were sold in 2007. These aircraft had been classified as available-for-sale and included in other assets with a fair value of approximately $9 million. No material gain or loss was recorded on the sales.
The airline industry as a whole continues to struggle to control costs in a very competitive environment with record high fuel prices. We have implemented a number of portfolio management activities to manage the evolving needs surrounding our aerospace portfolio.
•	We have engaged various external aviation asset management services to provide repossession, storage, remarketing and operating lease services for the returned aircraft.

•	We have instituted a comprehensive inspection program on the aircraft we support to ensure the aircraft are properly maintained and that record keeping is in line with required standards.

•	We have purchased risk mitigation insurance to insure a portion of our aerospace portfolio. This policy provides us with protection in case of a loss due to default by an obligor, and has the effect of locking in future cash flows on the insured portion of the portfolio. This policy is further discussed in the risk mitigation insurance section on page 74.
Comair Restructuring
During 2007, we continued to address the airline bankruptcy that occurred in 2005 relating to Delta’s wholly-owned subsidiary Comair. In March 2007, a foreclosure auction took place for 49 aircraft held as security under our loans to Comair, of which 36 were sold to various investors. This resulted in the full payout of principal and accrued interest on the related loans. The remaining 13 aircraft were returned to us and placed on long-term leases with Comair, resulting in their reclassification to capital leases. There was no gain or loss recorded on this transaction. In addition, another 13 aircraft were returned to us by Comair in 2007 and were placed under operating leases with various lessees. As part of the restructuring agreement, we received aircraft as well as cash payments of $29 million relating to principal. We recorded the aircraft as assets on our balance sheet at their fair value. No material gain or loss was recorded, as the fair value of the aircraft and cash received approximated the principal balance outstanding on the related loans. In May 2007, Comair was reclassified to performing status.
In connection with the foreclosure auction and under the terms of the airline restructuring, we received additional cash payments representing recoveries of interest due. This resulted in the recognition of impaired revenue of $78 million.
70     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
We submitted an unsecured claim to the bankruptcy court for an amount of $189 million which represents concessions we provided to Comair to assist them in exiting bankruptcy. This claim was granted by the court in 2007 with an agreed settlement to be made through the issuance of Delta shares. In 2007, we received two share distributions in settlement of $44 million of this claim. The shares were immediately sold resulting in a gain of $9 million. We expect final settlement of the remaining shares to be made early in 2008. We valued the remaining $145 million of unsecured claims receivable by obtaining the quoted market price in the secondary market, which resulted in the recognition of an unrealized gain of $48 million.
Credit Quality — Insurance
The contingent liability by country risk rating for the insurance portfolio is comprised primarily of investment grade exposure. Within the credit insurance program, the proportion of investment grade exposure decreased to 83% (2006 — 86%) mainly due to a reduction in exposure for Canada which can be attributed to a decline in domestic reinsured policies. Within the medium term insurance portfolio, investment grade exposure remained relatively constant at 88% (2006 — 89%).
Claims Experience

($ in millions)	2007	2006

Claims paid	57	61
Claims recovered	14	38

Net claims	$43	$23

In 2007, we paid 1,341 claims in 66 countries. During the same period in 2006, we paid 1,290 claims in 59 countries.
There was a 7% decrease in the dollar value of claim payments to $57 million in 2007 and a 4% increase in the number of claims paid from 2006. The average amount paid per claim decreased to $42 thousand in 2007 from $47 thousand in 2006.
While the dollar value of claims decreased over 2006, the number of claims paid increased slightly due to fewer claims paid over $1 million in 2007 and a larger volume of claims paid under $100 thousand.
In 2007, we recovered in total $15 million (2006 — $39 million) of which $1 million was refunded to exporters (2006 — $1 million). In 2007, there were no recoveries in excess of $1 million, whereas in 2006, there were seven.
Size Concentration

($ in millions)	2007				2006
	$ of	Number	$ of	Number	$ of	Number	$ of	Number
	claims	of claims	claims	of claims	claims	of claims	claims	of claims
	paid	paid	recovered	recovered	paid	paid	recovered	recovered

$0 — $100,000	17	1,255	4	311	15	1,181	5	314
$100,001 — $1 million	21	80	10	28	26	99	7	30
Over $1 million	19	6	—	—	20	10	26	7

Total	$57	1,341	$14	339	$61	1,290	$38	351

EDC ANNUAL REPORT 2007     71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Insurance Claims Paid by Geographic Market

($ in millions)	2007					2006
			Failure to					Failure to
			to perform	Call on				to perform	Call on
Geographic market	Default	Insolvency	under a bond	a bond	Total	Default	Insolvency	under a bond	a bond	Total

North America/Caribbean*	19	17	1	—	37	23	10	2	3	38
Europe	9	1	3	—	13	2	2	6	—	10
Middle East/Africa	1	—	—	3	4	1	—	—	5	6
South America/Central America	2	—	—	—	2	3	—	—	—	3
Asia/Pacific	1	—	—	—	1	1	3	—	—	4

Total	$32	$18	$4	$3	$57	$30	$15	$8	$8	$61

*	Includes Mexico
Default Risk
Default is defined as the failure of the buyer to pay by the due date all or any part of the gross invoice value of goods delivered to and accepted by the buyer.
The decrease in losses in North America and the Caribbean was a result of a decrease in losses in the United States of $5 million. The increase in claim payments due to default in Europe was a result of a $5 million increase in losses in Kazakhstan.
Insolvency Risk
Insolvency of the customer occurs when the customer has reorganized his/her financial affairs under the bankruptcy or insolvency laws of his/her country.
The increase in insolvency claims paid in North America and the Caribbean was due to an increase in claim payments for losses in the United States of $7 million. The decrease in claim payments within the Asia/Pacific market was due to a decrease in losses in Hong Kong of $2 million.
Failure to Perform Under a Bond
Failure to perform occurs in cases where a guarantee has been provided relating to the contract performance of the exporter (surety bond). If the exporter fails to perform its contract obligations, the foreign buyer can make a claim on the associated surety bond.
The decrease in claim payments in Europe was due to a $6 million decrease in losses in the United Kingdom partially offset by a $3 million increase in losses in the Netherlands.
Call on a Bond
Call on a bond is the unilateral decision by the beneficiary of a stand-by letter of credit (the bond), issued on behalf of an exporter and in relation to its contract obligations, to demand the immediate payment of the face amount thereof.
Claim payments for losses in the United States have decreased from 2006 by $3 million which accounts for the change in claim payments in North America and the Caribbean. The decrease in claim payments in the Middle East and Africa are due to a decrease in losses in Iran of $2 million.
Industry Concentration
The largest portion of claims paid in 2007 related to the infrastructure and environment sector, mainly in Kazakhstan ($5 million) and the United States ($4 million). Within the light manufacturing sector, claims paid were mainly in the United States ($9 million).
In 2006 the largest portion of claims paid related to the light manufacturing sector, mainly in the United States ($10 million).
72     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Claims Submitted
Over the past five years, the value of claims submitted has decreased from $150 million in 2003 to $82 million in 2007, mainly due to the stronger economic environments in the majority of our trading partner nations. In addition, the number of claims submitted has decreased from 2,924 in 2003 to 2,071 in 2007. The five countries with the largest claims submitted in 2007 were the United States ($42 million), Mexico ($7 million), Kazakhstan ($5 million), Canada ($4 million) and Iran ($3 million).
At the end of 2007, the value of claims requests that were still under consideration was $5 million (2006 — $17 million). The largest concentration was related to claims pending for losses in Mexico ($3 million).
Allowance for Losses on Loans, Loan Commitments and Guarantees
The total allowance for losses on loans, loan commitments and guarantees was $1,880 million at the end of 2007, a decrease of $127 million from the 2006 allowance of $2,007 million.
The key components impacting the allowance in 2007 are as follows: the stronger Canadian dollar in 2007 resulted in a $319 million reduction in our allowance, improved credit conditions resulted in a release of provisions of $376 million, and the foreclosure activities related to Comair resulted in a provision release of $161 million due to the removal of the loans from our books. These decreases were partially offset by increased provisioning requirements. Growth in the portfolio led to provision requirements of $762 million.
The improved credit conditions within our loan portfolio have resulted in a decrease to the allowance as a percentage of total exposure to 6.2% in 2007 (2006 — 7.0%).
Components of the Allowance

($ in millions)	2007	2006

Base allowance	1,571	1,444
Counterparty concentration	144	187
Country overlay	—	(46)
Industry overlay	40	118
Other	10	13

Total general allowance	1,765	1,716
Specific allowances	115	352

	1,880	2,068
Risk mitigation insurer’s share of loan allowance	—	(61)

Total allowance for losses on loans, loan commitments and guarantees	$1,880	$2,007

Our provisioning methodology ensures that appropriate allowances representing management’s best estimate of probable credit losses are established. The various components of the allowance are explained in the following sections.
Base Allowance
The base allowance increased by $127 million in 2007 to $1,571 million primarily as a result of portfolio growth. The impact of the growth in the portfolio was partially offset by decreases to the base allowance as a result of improved credit conditions and the updating of the independent variables. During the year the independent variables used in the base allowance calculation were reviewed and updated where appropriate, to reflect current data. Updating the probability of default rates resulted in a slight reduction in the base provision rates used for 2007.
EDC ANNUAL REPORT 2007     73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Allowance Overlays
In addition to the base allowance, we add overlays as required to the general allowance. A concentration overlay is added to reflect the additional risk that we incur when our exposure to a specific counterparty is over a certain threshold. An industry overlay is also established to take into consideration that current financial uncertainties are not always reflected in current credit ratings. The overlays are more fully explained in the following sections.
Prior to 2007 we added a country overlay component to either increase or decrease the allowance for those countries experiencing downward or upward trends. The overlays were applied to compensate for the time delays between market events and credit rating changes. In 2007 we removed the country overlay from our allowance estimate. The removal was a result of our ongoing review of the loan provisioning methodology and underlying assumptions. The country overlay is no longer considered necessary due to ongoing improvements in the transparency and reliability of international financial information, as well as improvements in the timeliness and availability of economic data from emerging markets.
Counterparty Concentration Overlay
A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our shareholder’s equity based on the previous year’s audited financial statements, will attract a concentration component calculated on the portion of exposure over the threshold. The allowance on this portion of exposure is calculated at the base allowance rate for that counterparty. The threshold is set based on external benchmarks for commercial chartered banks. Prior to 2007 and the implementation of the new financial instrument standards, shareholder’s equity was adjusted to remove the impact of the unrealized fair value adjustment.
We had a concentration overlay of $144 million at the end of 2007 compared to $187 million a year earlier. The decrease is primarily due to a higher threshold in 2007 as a result of the increase in retained earnings at the end of December 2006 and a general increase in the credit quality of the loan portfolio.
Industry Overlay
An industry overlay component is added to certain industries where management determines there to be an increased risk of economic downturns. It is believed that companies in these industries have a greater risk than is reflected in current credit ratings. This is due to timing issues for financial difficulties that may not be reflected in current financial results, or for companies that are expected to be downgraded in the near future. The amount of overlay is directly related to the amount of exposure to each obligor and the likelihood of a subsequent downgrade. Based on the probability of the downgrade and the likely credit rating, an appropriate amount of incremental allowance is added.
In 2007 we removed the overlay for the automotive industry as the unknown credit events for which this overlay was designed to compensate are now reflected in the current credit rating of the applicable obligors. We also reduced the aerospace overlay in 2007 to reflect improved credit conditions in the aerospace sector.
Specific Allowances
Specific allowances decreased from $352 million in 2006 to $115 million in 2007. The return of aircraft to us from Comair, in addition to Comair’s restructuring and its subsequent reinstatement to performing status accounted for the majority of the decrease to the specific allowance.
Risk Mitigation Insurance
In 2005 we entered into an insurance policy to insure a portion of our aerospace loan portfolio exposure. The policy limit is currently $1.1 billion. The policy provides us with protection in the event of default by an obligor, which has the effect of locking in future cash flows on this portion of our aerospace loan portfolio.
The risk mitigation insurer’s share of the loan allowance represents our estimate of the impact of this insurance in terms of reducing our requirement for loan provisions on the loan assets covered under the policy. The estimate takes into account the credit rating and exposure amounts, net of the cost that we would still incur if a default occurs and the insurance policy coverage applies, such as refurbishment and re-marketing of the aircraft.
The upgrade of several airlines in 2007 has significantly reduced the impact of the insurance coverage on the provision requirements to a level where it is offset by estimates of refurbishments and other costs which would be incurred in the event of a default. The net result is that the risk mitigation insurer’s share of allowance is nil. This does not alter the risk mitigation benefits provided under this policy, and the positive cash flow it would provide in the event of a default by one of our aerospace obligors.
We are closely monitoring the situation surrounding the sub-prime issues that are affecting global markets and in particular the monoline insurance industry. Recent developments have introduced uncertainty surrounding the strength of the insurer due to the deterioration of its financial position as a result of its exposure to sub-prime mortgage securities (see discussion on page 50).
74     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Allowance for Claims on Insurance
At the end of December 2007, the allowance for claims on insurance was $474 million, an increase of $28 million or 6% over the 2006 allowance of $446 million. The increase was due to a charge to the provision for credit losses relating to claims on insurance of $132 million (2006 — $75 million reversal), and $21 million as a result of reinsurance, partially offset by $71 million due to write-offs of recoverable claims paid, $51 million due to foreign exchange translation and $3 million due to claims expenses.
Included in the allowance for claims on insurance was $88 million (2006 — $67 million) which represents the allowance for potential claims on insurance policies that we have ceded to reinsurance companies. These amounts were also recorded as an asset on the balance sheet as they represent the reinsurers’ share of our allowance for claims. If we were required to pay out a claim on these policies we would recover this claim payment from the reinsurer. The increase in the reinsurers’ share from 2006 was mainly due to an increase in business ceded to reinsurance companies within the political risk insurance program. The allowance for claims on insurance net of reinsurers’ share was $386 million (2006 — $379 million).
Eighty-six per cent ($61 million) of the total unrecoverable portion of the claims paid amount was attributed to credit insurance claims.
*     Includes Mexico
The net allowance as a percentage of contingent liability was 2.2% for 2007, consistent with the 2006 level of 2.3%. In 2006 the ratio declined from previous years’ levels as a result of refinements made to the actuarial methodology.
The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions (frequency of claim, severity of loss and discount rates used) relevant to the insurance programs and is derived from our own experience.
Credit Quality — Investments and Derivative Financial Instruments
The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our investments and derivative financial instruments. In addition, we have policies which are reviewed and re-approved annually by the Board, and procedures which establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.
Our interest-bearing deposits and investment portfolio expose us to the risk that the deposit-taking institutions or the investment issuer will not repay us in accordance with contractual terms. Our potential deposit and investment credit exposure is represented by the carrying value of the financial instruments.
The following table provides a breakdown, by credit rating and term to maturity, of our deposits, investments, and their related derivatives credit exposure.
($ in millions)

	Remaining term to maturity
	Under 1	1 to 3	Over 3	2007	2006
Credit rating	year	years	years	net exposure	net exposure

AAA	226	288	608	1,122	1,581
AA+	15	14	4	33	128
AA	598	34	33	665	344
AA-	298	59	9	366	947
A+	239	17	12	268	187
A	48	—	—	48	166
A-	28	—	—	28	—

Total	$1,452	$412	$666	$2,530	$3,353

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivatives, please refer to the section on derivatives (see page 78).
EDC ANNUAL REPORT 2007     75

MANAGEMENT’S DISCUSSION AND ANALYSIS
All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate this risk, we entered into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities are posted with an independent third party. At the end of December 2007, $1,278 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.
The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (master netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held our net exposure is $889 million (2006 — $413 million).
($ in millions)

	Remaining term to maturity
	Under 1	1 to 3	Over 3	Gross	Exposure	Collateral	2007 net	2006 net
Credit rating	year	years	years	exposure	netting*	held	exposure	exposure

AAA	—	—	69	69	(1)	—	68	12
AA+	—	—	—	—	—	—	—	10
AA	166	135	38	339	(35)	—	304	146
AA-	164	419	647	1,230	(27)	(893)	310	208
A+	148	199	246	593	(12)	(385)	196	37
A	—	—	11	11	—	—	11	—

Total	$478	$753	$1,011	$2,242	$(75)	$(1,278)	$889	$413

*	As a result of master netting agreements
Credit risk for investments and derivative financial instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
Market Risk Management
Market risk is the potential for loss as a result of movements in interest and foreign exchange rates.
Through our policies and procedures, we ensure that market risks are identified, measured, managed, and regularly reported to management and the Board of Directors. Our Market Risk Management Policy sets out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties, and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer, oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the market risk management team within the Risk Management Office.
Interest Rate Risk
Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.
Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board of Directors. We report interest rate risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
Our interest rate risk policy limits are tested on a monthly basis to ensure compliance with our policy. Interest rate risk is measured by simulating the impact of a 100 basis point change on both our net financing and investment income and economic value.
76     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Interest Rate Sensitivity
($ in millions)

Interest rate change	+100 Basis Points	- 100 Basis Points

Change in net financing and investment income	8	(8)
Change in economic value	(342)	368

Foreign Exchange Risk
Foreign exchange risk is the exposure of our net financing and investment income and economic value to adverse movements in foreign exchange rates. Foreign exchange risk exists where there is a mismatch between assets and liabilities in any currency. We manage foreign exchange risk with the objective of measuring, monitoring and managing the effects of currency fluctuations on our earnings.
Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
In addition to managing within the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring and reporting.
As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFll, on a consolidated Canadian dollar equivalent.
Liquidity Risk
Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the characteristics of credit commitments.
Our treasury department is responsible for our liquidity management and our market risk management team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted three month cash requirements and one month of commercial paper obligations.
Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The market risk management team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.
We maintain liquidity through a variety of methods:
•	Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2007, the average balance of cash and marketable securities was $2,654 million.

•	Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2007, the average balance of short-term debt was $3,728 million with a turnover of 10 times.

•	Standby Credit Facility: As a contingency, we also maintain a minimum U.S. $1 billion standby revolving credit facility to further ensure our liquidity. To date, it has not been necessary to use this facility.
Investment Risk
The Investment Policy defines the investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (ED Act), Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.
Debt Funding
The Export Development Act places borrowing limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.
The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of the Corporation. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.
EDC ANNUAL REPORT 2007     77

MANAGEMENT’S DISCUSSION AND ANALYSIS
Derivatives and Structured Notes
We use a variety of derivatives to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivatives is to hedge against foreign exchange and interest rate risk. Our use of derivatives may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, futures and options. We do not use derivatives for speculative purposes.
We do not engage in the use of derivatives whose value and financial risks cannot be measured, monitored and managed on a timely basis. The market risk management team formally reviews our derivative financial instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.
Derivatives are used to hedge risks by diversifying concentrated exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to diversify interest rate risk.
The following table indicates the fair value based upon maturity of our derivatives:

($ in millions)	Positive	Negative	Net

Maturity less than 1 year	478	(44)	434
Maturity 1 — 3 years	753	(27)	726
Maturity 4 — 5 years	676	(37)	639
Maturity in excess of 5 years	335	(58)	277

Gross fair value of contracts	$2,242	$(166)	$2,076

Operational Risk Management
Operational risk is defined as the risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people, or systems. Operational risk includes risk to our reputation and the risk of not meeting our mandate or regulatory requirements.
Management is directly responsible for all activities of the Corporation, including management of operational risk. Senior management is responsible for managing risks related to their units’ objectives. Primary responsibility for the day-to-day management of operational risk lies with business unit management. Business unit management is responsible for ensuring that appropriate procedures, internal controls and processes are established to manage operational risks and to comply with corporate policies. Specialist groups such as Information Systems, Human Resources, Corporate Finance and Control, and Legal provide support and are responsible for maintaining oversight in areas such as technology, corporate data, Code of Conduct requirements, financial controls, corporate insurance and legal compliance.
We also employ a variety of programs to provide additional assurance that operational risks are appropriately managed such as the Risk Management Office’s periodic Enterprise Risk Management Report based on interviews with management and the Internal Audit team’s independent and comprehensive review of the processes designed by management to manage operational risk.
In the event of an external disruption, we have a mature and comprehensive Business Continuity Plan (BCP) which has been in place since 1998. Diligent testing has been performed covering all aspects of the BCP on a regular basis, including command and control, supplier performance, infrastructure restart and recovery and, most importantly, the effectiveness and viability of the plans for the business teams. We have activated the BCP plan on more than one occasion and it has performed extremely well, maintaining the business and service to our customers with minimal disruption.
A key method by which we monitor our exposure to employee related operational risks is the biennial Employee Opinion Survey. This survey provides us with a mechanism to gather employee input on climate conditions that enable or inhibit key drivers of performance. These results drive action plans to build on our strengths and support corporate values.
As business practices evolve to address new operating environments with respect to reputational risk, we have strengthened our commitment to Corporate Social Responsibility (CSR), which is built on five essential pillars: business ethics, the environment, transparency, community investment and organizational climate. We have made a significant investment in time and resources on all of these fronts and have made CSR a central part of our ongoing business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. We strive to maximize Canadian exporter growth potential, while being conscientious of the environmental impacts of our business and acting in accordance with the highest ethical standards, as well as investing in our communities and our employees.
Our mandate guidelines ensure that we continue to respond to the needs of Canadian exporters and investors while satisfying our mandate. Issues of mandate that are unique or complex are referred to an internal legal committee.
78     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Capital Management
Our Capital Adequacy Policy ensures that we are appropriately capitalized and that our capital position is identified, measured, managed, and regularly reported to the Board.
Capital adequacy is a measurement of the demand for capital, that is, the amount of capital required to cover the credit, market, operational, business, and strategic risks we have undertaken compared to the supply of capital or the existing capital base. The demand is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, market and operational risk, business risk along with a designated capital allocation for strategic initiatives under strategic risk. The supply is determined by our financial statements and consists of paid-in share capital, retained earnings and allowances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.
The following table represents the breakdown of the demand on capital by type of risk in comparison to the supply of capital.

($ in millions)	2007	2006

Demand for capital
Credit risk	4,157	4,000
Market risk	981	1,130
Operational risk	306	324
Business risk	—	—
Strategic risk	1,244	1,250

Total demand	$6,688	$6,704

Supply of capital	$8,290	$8,331

EDC rating	AAA	AAA

The Basel II Framework, while not mandatory for EDC, nevertheless serves as an important guideline and reference point in the ongoing development of our risk management practices and policies. We are especially interested in aspects of Basel II such as suitable techniques to measure and manage risks that could lead to benefits such as improved product pricing, portfolio and customer analysis; new business opportunities; informed risk taking within the risk appetite of the business; and more effective allocation of capital relative to risk-taking.
Our Capital Adequacy Policy, established in 2006, has strengthened our ability to measure, allocate and manage our capital position. As such, we continue to have a strong capital position in excess of that required to meet our target solvency standard. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors. We strive to continuously improve our capital and risk management practices.
Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada and it is our express intention to maximize the utilization of our capital in support of our mandate. The Capital Adequacy Policy does, however, recognize that there may be situations in which the Board of Directors may wish to authorize a dividend payment. Therefore, the Capital Adequacy Policy includes a potential dividend methodology to guide the Board of Directors in determining the dividend amount that EDC can afford to pay.
The implementation of our Capital Adequacy Policy has enabled us to improve strategy development and decision making including forward looking capital based planning and allocation. This capability is aligned with the more advanced approaches under Basel II which promotes, among other things, a more forward looking measure of capital adequacy.
EDC ANNUAL REPORT 2007     79

MANAGEMENT’S DISCUSSION AND ANALYSIS
Critical Accounting Policies and Estimates
A summary of our significant accounting policies can be found in note 2 to the December 2007 consolidated financial statements. The accounting policies discussed below are considered particularly important, as they require management to make certain assumptions and estimates based on information available as at the date of the financial statements. We have established procedures to ensure that accounting policies are applied consistently and that the process for changing methodologies is well controlled, and occurs in an appropriate and systematic manner. Critical accounting estimates include the allowance for losses on loans, loan commitments and guarantees, the determination of the primary beneficiary of variable interest entities, the allowance for claims on insurance and financial instruments measured at fair value. Assumptions made for pension and other benefit plans are discussed in the Employee Future Benefits and Other Benefit Plans section in note 27 of the financial statements.
Allowance for Losses on Loans, Loan Commitments and Guarantees
The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of probable credit losses. The allowance includes both general and specific components. Management determines the allowances using various assumptions based on its assessment of the impact of recent events and changes in economic conditions and trends. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.
The purpose of the general allowance is to provide an estimate of probable incurred losses inherent in the loan portfolio that as yet have not been identified on an individual loan basis. Management judgment is required with respect to management’s assessment of probabilities of default, loss severity in the event of default, review of credit quality for internally rated obligors as well as the impact of industry trends and risk concentrations on the portfolio and the required allowance.
Specific allowances are established on an individual basis for loans that management has determined to be impaired. When a loan is considered impaired the carrying value of the loan is reduced to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows, residual values of underlying security, as well as the initial judgment as to whether the loan is impaired or performing.
Additional information on the methodology for determining allowances for losses on loans, loan commitments and guarantees can be found in note 2 to the financial statements.
Allowance for Claims on Insurance
The allowance for claims on insurance represents our estimated future claims under the terms and conditions of our insurance policies.
The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance programs and is derived from our own experience. Management judgment is required in estimating the variables that are part of the actuarial calculation of the allowance. These variables include severity of loss, frequency of claim and discount rates used. Management judgment is also used in selecting the confidence level for adverse deviation.
Financial Instruments Measured at Fair Value
In accordance with generally accepted accounting principles, the majority of financial instruments are recognized on the balance sheet at their fair value. These financial instruments include held-for-trading and available-for-sale marketable securities, derivative financial instruments, loans payable designated as held-for-trading, equity financing designated as held-for-trading, recoverable insurance claims, and loan guarantees. Fair value is defined as the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
The fair value of marketable securities is estimated using observable market prices. If such prices are not available, a valuation model is used that is consistent with accepted economic pricing methodologies.
The fair value of derivative financial instruments is estimated using various methods depending on the nature of the derivative instruments. Generally, these methods involve using models which are developed from recognized valuation techniques to discount the cash flows related to the derivative financial instruments.
The fair value of our loans payable is estimated using the valuation models such as the discounted cash flow method when independent market prices are not available.
The fair value of equity investments is estimated from observed market prices when such prices are available. When market prices are not available, discounted earnings or cash flow approaches, as well as liquidation or asset-based methods are used.
The fair value of recoverable insurance claims and of loan guarantees represents management’s best estimate of probable recovery and probable credit losses.
The use of methodologies, models and assumptions in measuring the fair value of these financial assets and liabilities is determined by our market risk management team, which is not involved in initiating the transactions related to these financial assets and liabilities and therefore provides an independent valuation. Our accounting functions utilize these independent valuations in recognizing and measuring our transactions.
80     DELIVERING RESULTS FOR CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS
Future Accounting Changes
Financial Instruments
In December 2006, the CICA issued two new accounting standards: Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, these standards will become effective beginning January 1, 2008. Section 3862 and Section 3863 will replace Section 3861, Financial Instruments — Disclosure and Presentation which we adopted on January 1, 2007. The presentation requirements prescribed by Section 3863 are consistent with the requirements of Section 3861. The adoption of Section 3862 will result in enhanced disclosure requirements on the nature and extent of risks arising from financial instruments and how we manage these risks.
Capital Disclosures
In December 2006, the CICA also issued accounting standard Section 1535, Capital Disclosures, which will become effective for us beginning January 1, 2008. Section 1535 will require us to disclose our objectives, policies and processes for managing capital.
International Financial Reporting Standards
In 2006 the Accounting Standards Board (AcSB) of Canada announced its intention to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable entities. In early 2008, the AcSB announced that the changeover date for full adoption of IFRS will be January 1, 2011. We will be required to prepare comparative figures for 2010 and an opening balance sheet at the beginning of 2010 to be compliant with IFRS standards. We are currently assessing the impact to our financial statements of adopting IFRS.
Contractual Obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.
Future payments on our long-term debt and our long-term payable over the next five years are depicted below.
We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we made, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans and guarantees as well as unallocated, confirmed lines of credit.
Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.
The table below provides a summary of our future contractual commitments.

	Under	1 to 3	3 to 5	Over
($ in millions)	1 year	years	years	5 years	Total

Long-term debt	1,540	5,295	3,360	2,430	12,625
Long-term payable	6	13	13	62	94
Undisbursed loan commitments	2,221	2,219	1,407	249	6,096
Undisbursed equity commitments	19	71	53	—	143
Letters of offer accepted and outstanding	—	1,615	—	—	1,615
Confirmed LOC	58	32	—	297	387
Operating leases	15	48	34	—	97
Purchase obligations	27	6	—	—	33

Total	$3,886	$9,299	$4,867	$3,038	$21,090

EDC ANNUAL REPORT 2007     81

FINANCIAL REPORTING RESPONSIBILITY
Financial Reporting Responsibility
Peter Allen, FCA
Executive Vice-President and
Chief Financial Officer
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the determination of the primary beneficiary of variable interest entities, the allowance for losses on loans, the allowance for losses on loan commitments and guarantees, the allowance for claims on insurance, financial instruments measured at fair value and employee future benefits. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
     In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.
     The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.
     Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in note 28 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.
     The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Eric Siegel	Peter Allen, FCA
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
82     DELIVERING RESULTS FOR CANADA

To the Minister of International Trade
I have audited the consolidated balance sheet of Export Development Canada as at December 31, 2007 and the consolidated statements of income, changes in shareholder’s equity, comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Financial Administration Act, I report that, in my opinion, these principles have been applied, except for the change in the method of accounting for financial instruments as required by the CICA Handbook Section 3855 — Financial Instruments — Recognition and Measurement, as explained in note 2 to the financial statements, on a basis consistent with that of the preceding year.
     Further, in my opinion, the transactions of the Corporation that have come to my notice during my audit of the financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations and the by-laws of the Corporation and its wholly owned subsidiary.

Sheila Fraser, FCA
Auditor General of Canada
Ottawa, Canada
February 15, 2008
EDC ANNUAL REPORT 2007     83

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

as at December 31
($ in millions)	2007	2006

Assets
Cash and Investments
Cash and cash equivalents	173	223
Marketable securities: (note 3)
Held-for-trading	1,600	1,345
Available-for-sale	755	—
Held-to-maturity	—	1,747
Investments	—	38

	2,528	3,353

Financing and Leasing Assets
Loans receivable (notes 4 and 5)	18,519	18,756
Allowance for losses on loans (note 6)	(1,316)	(1,674)
Risk mitigation insurer’s share of loan allowance (note 7)	—	61
Equity financing designated as held-for-trading (note 8)	95	58
Net investment in capital leases (note 9)	122	—
Equipment available for lease (note 10)	372	233
Accrued interest and fees	229	249

	18,021	17,683

Other
Recoverable insurance claims (note 15)	27	61
Reinsurers’ share of allowance for claims (note 16)	88	67
Derivative instruments (note 24)	2,242	1,498
Other assets	183	163

	2,540	1,789

Total Assets	$23,089	$22,825

Liabilities and Shareholder’s Equity
Loans Payable: (note 19)
Designated as held-for-trading	14,408	—
Other	1,175	15,140

	15,583	15,140

Other Liabilities and Deferred Revenue
Accounts payable and other credits	209	257
Deferred insurance premiums	69	72
Derivative instruments (note 24)	166	530
Allowance for losses on loan commitments and guarantees (note 6)	564	394
Allowance for claims on insurance (note 16)	474	446

	1,482	1,699

Loan Commitments and Contingent Liabilities (notes 11 and 13)
Shareholder’s Equity (note 22)
Share capital	983	983
Retained earnings	5,121	5,003
Accumulated other comprehensive income	(80)	—

	6,024	5,986

Total Liabilities and Shareholder’s Equity	$23,089	$22,825

See accompanying notes.
Approved by the Board of Directors

Lise Lachapelle	Eric Siegel
Director	Director
84     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

for the year ended December 31
($ in millions)	2007	2006

Financing and investment revenue:
Loan	1,395	1,174
Capital lease (note 9)	8	—
Operating lease (note 10)	37	4
Debt relief (note 26)	1	261
Investment portfolio	123	123

	1,564	1,562
Interest expense	717	628
Leasing and financing related expenses	46	19

Net Financing and Investment Income	801	915
Insurance Premiums and Guarantee Fees (note 14)	163	159
Other Income (note 17)	56	9
Provision for (Reversal of) Credit Losses (note 18)	328	(376)

Income after provision for (reversal of) credit losses	692	1,459

Administrative Expenses	219	203

Income before unrealized fair value adjustment	473	1,256

Unrealized Fair Value Adjustment	—	(34)

Net Income	$473	$1,222

See accompanying notes.
EDC ANNUAL REPORT 2007     85

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholder’s Equity

for the year ended December 31
($ in millions)	2007	2006

Share Capital	983	983

Retained Earnings
Balance beginning of year	5,003	3,781
Transition adjustment on adoption of financial instruments standards (note 2)	(5)	—
Net income	473	1,222
Dividend paid	(350)	—

Balance end of year	5,121	5,003

Accumulated Other Comprehensive Income
Balance beginning of year	—	—
Transition adjustment on adoption of financial instruments standards (note 2)	(10)	—
Other comprehensive income	(70)	—

Balance end of year	(80)	—

Retained earnings and accumulated other comprehensive income	5,041	5,003

Total Shareholder’s Equity at End of Year	$6,024	$5,986

Consolidated Statement of Comprehensive Income

for the year ended December 31 ($ in millions)	2007	2006

Net Income	473	1,222

Other Comprehensive Income
Net unrealized gains (losses) on available-for-sale marketable securities	(72)	—
Reclassification of losses on available-for-sale marketable securities to income	2	—

Other comprehensive income (loss)	(70)	—

Comprehensive Income	$403	$1,222

See accompanying notes.
86     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

for the year ended December 31
($ in millions)	2007	2006

Cash Flows from (used in) Operating Activities
Net income	473	1,222
Adjustments to determine net cash from (used in) operating activities
Provision for (reversal of) credit losses	328	(376)
Unrealized fair value adjustment	—	34
Changes in operating assets and liabilities
Increase in accrued interest and fees receivable	(131)	(419)
Change in fair value of marketable securities	3	—
Decrease in accrued interest and fees payable	—	25
Change in fair value of loans payable	52	—
Change in derivative instruments receivable	(283)	(7)
Change in derivative instruments payable	1,270	17
Other	(145)	136

Net cash from operating activities	1,567	632

Cash Flows from (used in) Investing Activities
Financing disbursements	(9,972)	(8,321)
Financing repayments	7,184	6,106
Equity financing disbursements	(56)	(22)
Equity financing receipts	3	7
Purchases of marketable securities	—	(38,677)
Sales/maturities of marketable securities	—	38,637
Purchases of held-for-trading marketable securities	(42,729)	—
Sales/maturities of held-for-trading marketable securities	43,308	—
Purchases of available-for-sale marketable securities	(303)	—
Sales/maturities of available-for-sale marketable securities	248	—
Purchase of investments	—	(1)
Sales/maturities of investments	—	27

Net cash from (used in) investing activities	(2,317)	(2,244)

Cash Flows from (used in) Financing Activities
Issue of long-term loans payable — held-for-trading	4,247	—
Repayment of long-term loans payable — held-for-trading	(2,144)	—
Issue of long-term loans payable — other	1,074	1,907
Repayment of long-term loans payable — other	(537)	(2,749)
Change in short-term loans payable	(1,063)	2,251
Change in derivative instruments receivable	(477)	137
Change in derivative instruments payable	(23)	134
Dividend paid	(350)	—

Net cash from (used in) financing activities	727	1,680

Effect of exchange rate changes on cash and cash equivalents	(27)	3

Net increase in cash and cash equivalents	(50)	71

Cash and Cash Equivalents
Beginning of year	223	152

End of year	$173	$223

Represented by
Cash	173	173
Treasury bills	—	50

	$173	$223

Supplemental information
Cash paid for interest	$695	$591

See accompanying notes.
EDC ANNUAL REPORT 2007     87

CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
1. Corporate Mandate
Export Development Canada (the “Corporation” or “EDC”), was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada that was last amended effective December 21, 2001. The Act provides that the Corporation was established for the purposes of supporting and developing, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. The Corporation is named in Part I of Schedule III to the Financial Administration Act and is accountable for its affairs to Parliament through the Minister of International Trade.
We incorporated Exinvest Inc. as a wholly-owned subsidiary (the “Subsidiary”) under the Canada Business Corporations Act in 1995.
Our earnings and those of our Subsidiary are not subject to the requirements of the Income Tax Act.
We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital, and $30.0 billion (2006 — $20.0 billion) which amount may be varied in an appropriation act. During 2007, the previous amount of $20.0 billion was increased to $27.0 billion then subsequently increased to $30.0 billion, each by way of an appropriation act. At the end of December 2007, the amount of these contingent liabilities was $20.6 billion (2006 — $19.3 billion).
We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2007 is $89.8 billion (2006 — $71.5 billion), against which borrowings amounted to $15.6 billion (2006 — $15.0 billion).
2. Summary of Significant Accounting Policies
Basis of Presentation
Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to Canadian GAAP.
Basis of Consolidation
Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our subsidiary and variable interest entities (VIEs) for which we are determined to be the primary beneficiary. Intercompany transactions and balances have been eliminated.
Change in Accounting Policies
On January 1, 2007, we adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement and Section 3861, Financial Instruments — Disclosure and Presentation. The adoption of these standards resulted in changes in the accounting for financial instruments as well as transition adjustments to opening retained earnings and opening accumulated other comprehensive income. Comparative amounts for prior periods have not been restated.
Prior to the adoption of the new standards, we classified all of our financial assets as trading securities, held-to-maturity securities, investments, or loans receivable. Trading securities were accounted for at fair value. Held-to-maturity securities and investments were accounted for at cost or amortized cost, net of any adjustment for other than temporary impairment. Loans receivable were accounted for at amortized cost. All of our financial liabilities were accounted for on an accrual basis and all of our derivatives were accounted for at fair value.
Under the new standards, when financial assets and liabilities are initially recognized they are measured at (fair value. Subsequent to initial recognition they are accounted for based on the classification as outlined below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Financial instruments purchased and sold, where the contract requires the instrument to be delivered within an established time frame, are recognized on a trade-date basis. All transaction costs are expensed as incurred.
Classification of Financial Instruments
Upon adopting Section 3855, we classified each of our financial assets as held-for-trading, held-to-maturity, available-for-sale, or loans and receivables and our financial liabilities as held-for-trading or other financial liabilities.
88     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
Held-for-Trading
A financial instrument that is acquired or incurred principally for the purpose of selling or repurchasing it in the near term is required to be classified as held-for-trading. The portion of our marketable securities portfolio that is actively managed has been classified as held-for-trading. These securities are recorded at their fair value with realized and unrealized gains and losses on the short-term securities included in investment portfolio revenue, and the gains and losses on the long-term securities included in other income.
Designated as Held-for-Trading
Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading on its initial recognition or upon the adoption of the standard if the fair value of the financial instrument is reliably measurable, even if the entity does not intend to sell or repurchase it in the near term.
We have designated our commercial paper debt and the majority of our long-term debt (including our structured debt) as held-for-trading. Measuring this debt at fair value provides better alignment between the accounting results and how the portfolio is managed. We often combine debt instruments with derivative financial instruments to manage market risk. We have designated our bonds which have derivatives associated with them as held-for-trading. They are now measured at fair value with the resulting realized and unrealized gains and losses recorded in other income.
We have also designated our equity financing assets as held-for-trading. The fair value of these investments is deemed to be reliable. We do not intend to sell these investments in the near term, however carrying them at fair value provides a more relevant value for financial statement users. This classification is consistent with investment industry practices. Realized and unrealized gains and losses are recorded in other income.
Available-for-Sale
Assets that are not actively traded, but may still be sold as a result of changes in market conditions or for liquidity purposes are classified as available-for-sale. We have classified a portion of our marketable securities portfolio as well as the investments held by our subsidiary as available-for-sale. These assets are accounted for at fair value with any unrealized gains and losses, including the impact of changes in foreign exchange rates, recorded in other comprehensive income. As the gains and losses are realized, they are recorded in other income.
Held-to-Maturity Investments
Held-to-maturity investments are non-derivative financial assets, other than those assets that meet the definition of loans and receivables, with fixed or determinable payments and a fixed maturity, which an entity has the positive intention and ability to hold-to-maturity. These investments are accounted for at amortized cost. Upon adoption of Section 3855 we classified a note ($1 million) issued by a related party as held-to-maturity. This investment matured in 2007 and at the end of December 2007 we no longer have any investments classified as held-to-maturity.
Loans and Receivables
Loans that are not actively traded are required to be classified as loans and receivables and accounted for at amortized cost using the effective interest rate method. We have classified our loans portfolio and the remainder of our financial assets as loans and receivables.
Other Financial Liabilities
Our bonds with no associated derivatives and the remainder of our financial liabilities have been classified as other financial liabilities and are accounted for at amortized cost using the effective interest rate method.
Derivatives
Some contracts we enter into contain both a derivative and a non-derivative component (hybrid contract). The characteristics of an embedded derivative are the same as those of a free-standing derivative. Under the new standards, derivatives embedded within these contracts must be accounted for as separate derivatives when their risks and characteristics are not clearly and closely related to those of the host contract and the hybrid contract is not carried at fair value. Derivatives meeting these criteria are accounted for separately from the host contract and are carried at fair value.
Unrealized gains and losses resulting from measuring all of our derivative financial instruments at fair value in previous years were recorded in the “unrealized fair value adjustment” on the income statement. With the implementation of the new financial instrument standards, these unrealized gains and losses are now included in investment portfolio revenue and other income.
Comprehensive Income
Section 1530 introduces Comprehensive Income, which includes net income and other comprehensive income. Other comprehensive income includes any unrealized gains and losses resulting from the change in fair value of financial assets that are classified as available-for-sale. A Consolidated Statement of Comprehensive Income has been included with our financial statements. Section 1530 also introduces a new component of the balance sheet entitled Accumulated Other Comprehensive Income, which is classified as part of shareholder’s equity and includes the cumulative changes in other comprehensive income.
EDC ANNUAL REPORT 2007     89

CONSOLIDATED FINANCIAL STATEMENTS
Transition Adjustment
In accordance with the new standards on January 1, 2007, where appropriate, our financial assets and liabilities were re-measured with the adjustment recorded in either opening retained earnings or opening accumulated other comprehensive income.
($ in millions)

	Retained earnings	Accumulated other
	increase/(reduction)	comprehensive income

Designation of long-term debt as held-for-trading	(119)	—
Designation of equity financing portfolio as held-for-trading	11	—
Reversal of transition balances deferred upon adoption of AcG-13	84	—
Adjustment for fair value of derivatives upon adoption of S.3855	22	—
Adjustment for effective interest method on other financial liabilities	(3)	—
Classification of marketable securities as available-for-sale	—	(10)

Total	$(5)	$(10)

Use of Estimates and Assumptions
To prepare our financial statements in accordance with Canadian GAAP, it is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the allowance for losses on loans, loan commitments and guarantees (note 6), the determination of the primary beneficiary of variable interest entities (note 12), the allowance for claims on insurance (note 16), financial instruments measured at fair value (note 25) and employee future benefits (note 27).
Management determines the allowances using various assumptions, based on its assessment of the impact of recent events and changes in economic conditions and trends. These assumptions include probability of default, loss severity in the event of default and various formulas based on credit quality of counterparties. The allowance estimates are reviewed periodically during the course of the year as required and in detail as at the date of the financial statements. Actual losses on loans and liabilities for contingencies incurred may vary significantly from management’s estimates. The uncertainty in the estimation process arises, in part, from the use of historical data to identify and quantify credit deterioration. While historical data may be the most reliable basis available to calculate these amounts, economic events may occur in the near term that render previous assumptions invalid and cause a material change to management’s estimates.
Estimates are also made in the determination of the fair values of our financial instruments, particularly concerning the amount and timing of future cash flows and discount rates. The valuation process uses market rates at a current point in time, however the amounts paid or received on an actual transaction may differ significantly from these estimates, the impact of which would be recorded in future periods.
Cash and Cash Equivalents
Cash equivalents represent short-term highly liquid investments that are readily convertible into cash and that are subject to an insignificant risk of changes in value. Cash and cash equivalents on our balance sheet may include cash and treasury bills. Cash flows arising from transactions in a foreign currency are translated at the yearly average exchange rate on the consolidated statement of cash flows.
Marketable Securities
We hold marketable securities for liquidity purposes. The size and nature of the marketable securities portfolio is governed by Board approved policy. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions greater than three years.
Marketable securities are divided into two portfolios, the available-for-sale portfolio and the held-for-trading portfolio, to reflect management’s intent with respect to these securities. We measure performance for both portfolios against appropriate benchmarks. Purchases and sales of these investments are recorded on the trade date and the transaction costs are expensed as incurred.
Debt securities which we have purchased with the intention of being held-to-maturity but may be sold in response to changes in liquidity needs, interest rates, credit risk or to rebalance the portfolio to better match its benchmark index are classified as available-for-sale and accounted for at fair value. Interest income is calculated using the effective interest method and is recorded in investment portfolio revenue. Unrealized gains and losses due to the change in value of available-for-sale securities are recorded in other comprehensive income and realized gains or losses are recorded in other income. In the case of a significant and other than temporary decline in the fair value of an available-for-sale security, the cumulative loss that had been recorded in other comprehensive income is removed from accumulated other comprehensive income and recorded in other income even though the financial instrument has not been derecognized.
Debt securities which we have purchased principally for the purpose of selling in the near-term are classified as held-for-trading and accounted for at fair value. Realized and unrealized gains and losses on the short-term securities are included in investment portfolio revenue while gains and losses on the long-term securities are included in other income.
90     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
Loans Receivable
Loans receivable are recorded at fair value upon initial recognition and are subsequently carried at amortized cost using the effective interest method. Loans receivable are stated net of non-accrued capitalized interest and deferred loan revenue. Loan revenue is recorded on an accrual basis, except for impaired loans as further described below. While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other income. Losses on sales of impaired loans are reported in the provision for credit losses.
Impaired Loans
Loans are classified as impaired when, in the opinion of management, any of the following criteria are met:
•	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest;

•	for commercial loans, when there are payment overdues of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt; or

•	management considers it prudent to cease accruing interest on the loan.
When a loan is classified as impaired, the accrual of interest ceases, and any previously accrued but unpaid interest is reversed against loan revenue. Any payments received on a loan that has been classified as impaired are credited to the carrying value of the loan including interest payments which are recorded as non-accrued capitalized interest. Interest and fees that have been capitalized as principal through the rescheduling or restructuring of an impaired loan are also credited to the carrying value of the loan by recording them as non-accrued capitalized interest.
No portion of cash received on a loan subsequent to its classification as impaired is recorded as loan revenue until such time as the loan is restored to performing status or the carrying value of the loan is determined to be unreasonably low compared to its net realizable value which is calculated using the estimated discounted future cash flows. Cash received on an impaired loan with a carrying value of zero is recorded as income.
Loans are restored to performing status when it is determined that there is a reasonable assurance of full and timely collection of principal and interest. Rescheduled loans are considered performing unless they meet the criteria of impaired loans. When we restore an impaired loan to an accrual basis, any non-accrued capitalized interest as a result of cash payments received is recognized in income immediately and any remaining non-accrued capitalized interest is recognized over the remaining term of the loan using the effective interest method.
Foreclosed Assets
Assets that are returned to us1 because of default under loan agreements are classified as held-for-use or available-for-sale according to management’s intention. Those classified as held-for-use are recorded at fair value and included in equipment available for lease or reclassified as capital leases. Those classified as available-for-sale are recorded at fair value less costs to sell and included in other assets. Any write-downs at recognition are reported in the provision for credit losses and any gains are recorded in other income. We generally determine fair value based on market prices obtained from an independent appraiser.
Allowance for Losses on Loans, Loan Commitments and Guarantees
The allowance for losses on loans, loan commitments and guarantees is based on a review of all loans, loan guarantees and commitments to commercial and sovereign borrowers and represents management’s best estimate of probable credit losses. The allowance includes both general and specific allowances.
General allowances are comprised of the base allowance calculated using counterparty credit ratings, loss severity and probability of default, an industry overlay, and a counterparty concentration allowance. General allowances are calculated using probable credit losses for performing loans, loan guarantees, and loan commitments (including letters of offer). Amounts for loan commitments are factored to provide for the estimated usage rate of the commitment.
For the base allowance, we classify our performing loans, loan commitments and guarantees into seven exposure categories. For the first six categories, we separate our exposures into portfolios representing commercial and sovereign risks. These two portfolios are then separated into low risk (greater than A-) and emerging market countries. Commercial risk for both low risk and emerging market countries are further divided into secured and unsecured exposures. The seventh exposure category represents loan assets that have been designated as watchlist items, which require a higher degree of monitoring and loan allowance. We also assign credit ratings to our performing commercial and sovereign loans using a rating system of fourteen credit grades (AA grade to C grade). The seven exposure categories, as well as the fourteen credit grades, are consistent with the categorization and ratings used by our credit risk management policies. Based on the credit rating and exposure category, we then establish an appropriate general allowance. Provision rates for emerging market exposures are further adjusted reflecting the added risk inherent in this sector. Loss severity is determined based on our historical loan loss rates and by management estimates for each of our exposure categories and default rates are based on the average of Moody’s and Standard & Poor’s default tables.
An industry overlay may be provided for those industries which are currently experiencing downward or upward trends. An overlay may be needed because of the time delay that exists between market events and the announcement of credit rating changes. In prior years, we used a market overlay which encompassed both industry and country overlays.

[1]	All aircraft returned to us for which the equity interest has been foreclosed have been registered with a number of trusts, of which we are the sole beneficiary.
EDC ANNUAL REPORT 2007     91

CONSOLIDATED FINANCIAL STATEMENTS
As a result of a review of our allowance methodology in 2007, country overlays which were previously provided for those countries experiencing downward or upward trends have been removed from the estimate. The overlays were applied to compensate for the time delays between market events and credit rating changes. These overlays are no longer considered necessary due to ongoing improvements in the transparency and reliability of international financial information, as well as improvements in the timeliness and availability of economic data from emerging markets.
We have a number of significant single name counterparty concentrations as a result of our mandate. A counterparty concentration allowance is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This allowance is applied to counterparties whose exposure exceeds 10% of our shareholder’s equity determined in accordance with the previous year’s audited financial statements. For years prior to 2007 and the implementation of the new financial instrument standards, the unrealized fair value adjustment was removed from shareholder’s equity for this calculation.
Specific allowances are established on an individual loan basis to recognize credit losses. When a loan is considered impaired, the carrying value of the loan is reduced to its estimated realizable value by discounting expected cash flows at rates inherent in the loan. When cash flows can not be reliably estimated, the estimated realizable value is determined using appropriate market values. Calculations also take into account any collateral held. The amount of initial impairment and any subsequent changes due to the re-evaluation of estimated future cash flows are recorded through the provision for credit losses as an adjustment to the specific allowance for impaired loans.
Loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely. Loan write-offs are charged against the allowance for losses on loans.
The general allowances for performing loans and specific allowances for impaired loans are shown as a reduction to loans receivable on the balance sheet. General and specific allowances for loan commitments and guarantees are shown as a liability on the balance sheet.
Risk Mitigation Insurance
In order to create capacity for new financing transactions in portfolios with significant concentrations, we purchased risk mitigation insurance that would provide a pre-determined level of cash flows on an existing pool of secured financing transactions in case of a loss due to default by an obligor. The premiums paid for this insurance are deducted from loan revenue.
The risk mitigation insurer’s share of loan allowance represents our estimate of the impact of this insurance in terms of reducing our requirement for an allowance on the loan assets covered under the policy. The estimate is determined by calculating the amount of loan allowance related to the insured amount, based on a pro rata credit risk allocation from the pool of insured assets. The exposure to the obligor is replaced by our exposure to the insurer. An allowance on the exposure to the insurer and an estimate of the outlays required to maintain the assets in a saleable condition are subtracted from the amount calculated above to arrive at the overall impact to the loan allowance.
Equity Financing
Equity financing investments are comprised of direct investments that we have made in private and public companies and investments in private equity funds. They are designated as held-for-trading assets and are measured at fair value. The fair values of these investments are reliably determinable. Realized and unrealized gains or losses are recorded in other income and transaction costs are expensed as incurred. Purchases and sales of these investments are recorded on a trade-date basis.
Equipment Available for Lease
Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While we do not in the ordinary course of business act as a lessor, from time to time we may engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses. Depreciation is calculated on a straight-line basis over the remaining useful life of the aircraft after consideration of any residual value. The maximum remaining useful life is 20 years. Depreciation as well as insurance and other costs related to the equipment available for lease are included in leasing and financing related expenses. Lease set-up costs are deferred and amortized over a period equaling the term of the specific lease. Operating lease revenue is recognized on a straight-line basis over the terms of the underlying leases.
A review for impairment of equipment available for lease is performed when events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount is not recoverable when it exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Current lease rentals, as well as market information on projected future rentals and fair values, form the basis of this calculation. An impairment loss is recognized when the carrying amount of the asset is not recoverable and exceeds the fair value of the asset. Fair value is based on market prices obtained from an independent appraiser. The amount of the impairment loss is calculated as the difference between the carrying amount of the asset and the fair value and is included in other income.
Capital Leases
Capital leases relate to aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed back with the obligor under long-term, direct-financing leases. Direct-financing leases are recorded at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based primarily on independent appraisals and are reviewed periodically.
Capital lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.
92     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
Deferred Revenue
Deferred loan revenue, which consists of exposure and administration fees, is included in loans receivable and amortized as a yield increment over the term of the related loan. Guarantee fee revenue and certain insurance premium revenue are recognized as deferred revenue and are amortized over the term of the related guarantee or insurance policy.
Recoverable Insurance Claims
Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered net of any recovery through reinsurance agreements. Recoverable insurance claims are financial instruments which we have classified as loans and receivables and are recorded at amortized cost. Subsequent net gains or losses on recovery are credited or charged to the allowance for claims on insurance when recoverable values are re-estimated.
Allowance for Claims on Insurance
The allowance for claims on insurance represents our estimated future claims under the terms and conditions of our insurance policies. Included in the allowance are amounts for reported claims, incurred but not reported claims, and management’s best estimate of the net present value of net future claims under existing policies. The allowance is based on an actuarial valuation of the insurance policy and claim liabilities and is reviewed continuously by management. The actuarial valuation uses simulation techniques and is based on assumptions (severity of loss, frequency of claim, and discount rates used) relevant to the insurance programs which are derived from our own experience. The valuation process conforms to the recommendations of the Canadian Institute of Actuaries. Any adjustments are reflected in the provision for credit losses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.
Insurance Premiums
Premiums for credit insurance are recognized in income when underlying sales are declared by the policyholders. Premiums on other insurance policies are deferred and recognized in income using methods that generally reflect the exposures over the terms of the policies and are amortized over the life of the policies on a straight-line basis.
Reinsurance
In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured. We also assume reinsurance and thereby take on risk. Reinsurance premiums and recoveries on claims incurred are recorded to their respective income and balance sheet accounts. Unearned premiums ceded to reinsurers and estimates of amounts recoverable from reinsurers on paid claims are deducted from deferred premiums and recoverable claims respectively. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy.
Derivative Financial Instruments
Derivative financial instruments (“derivatives”) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we currently use include interest rate swaps, cross currency interest rate swaps, equity index swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps.
We use derivatives to manage market risk and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors.
We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the balance sheet upon the trade date and are removed from the balance sheet when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. Realized and unrealized gains or losses due to a change in fair value of derivatives associated with long-term loans payable are recorded in other income, while the gains and losses on derivatives associated with our marketable securities and our short-term debt are recorded in investment portfolio revenue or interest expense as appropriate. Realized and unrealized gains and losses due to changes in fair value of credit default swaps are included with loan revenue.
We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with our operations being largely denominated in U.S. dollars. All income and expenses associated with this portfolio are included in interest expense, while realized and unrealized gains and losses are recorded in other income.
Loans Payable
We have designated a portion of our loans payable as held-for-trading and the remainder is classified as other financial liabilities.
We have designated our commercial paper debt as held-for-trading and account for it at fair value. Coupon interest and any changes in fair value are recorded in interest expense. We have also designated the majority of our bonds, including our structured debt as held-for-trading and record them at fair value. Contractual interest is recorded on an accrual basis in interest expense and realized and unrealized gains and losses are recorded in other income.
Our bonds which do not have derivatives associated with them are classified as other financial liabilities and are carried at amortized cost using the effective interest rate method with interest recorded in interest expense.
EDC ANNUAL REPORT 2007     93

CONSOLIDATED FINANCIAL STATEMENTS
Accounts Payable
Accounts payable and other credits are classified as other financial liabilities and are carried at amortized cost.
Translation of Foreign Currency
All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other income except for unrealized foreign exchange gains and losses on available-for-sale financial instruments which are recorded in other comprehensive income.
Employee Future Benefits
We maintain defined benefit pension plans and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits.
The accrued benefit obligations are actuarially determined using the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).
The discount rate used to determine the accrued benefit obligations was 5.5% for 2007 (2006 — 5.2%) based on market rates for long-term high-quality bonds. Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.
The defined benefits costs (included in administrative expenses) consist of the actuarially determined retirement benefits for the current year’s service, imputed interest on projected benefit obligations net of interest earned on any plan assets and the amortization of actuarial gains or losses and other items over the average remaining service period of active employees expected to receive benefits under the plans. For 2007 the average remaining service period of the active employees covered by the pension plans was 12 years (2006 — 12 years). For the other benefit plans it was 13 years (2006 — 13 years).
Actuarial gains or losses arise from the difference between actual long-term rate of return and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. They are amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plans only if the net actuarial gain or loss at the beginning of the year is in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets.
The cumulative difference between the defined benefits pension plans’ costs and funding contributions is included in other assets or accounts payable and other credits as applicable.
Adoption in fiscal 2000 of the Canadian Institute of Chartered Accountants’ (CICA) new standard for recording employee future benefits resulted in a transitional obligation with respect to the non-pension post-retirement benefit plans. The transitional obligations with respect to the retiring allowance plan and the other post-retirement benefit plans are being amortized on a straight-line basis into income over 14 and 20 years.
Future Accounting Changes
Financial Instruments
In December 2006, the CICA issued two new accounting standards: Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which will become effective for us beginning January 1, 2008. Section 3862 and Section 3863 will replace Section 3861, Financial Instruments — Disclosure and Presentation which we adopted on January 1, 2007. The presentation requirements prescribed by Section 3863 are consistent with the requirements of Section 3861. The adoption of Section 3862 will result in enhanced disclosures with respect to risk management policies as well as the nature and extent of risk arising from financial instruments. These risks typically include credit risk, liquidity risk, and market risk. Sensitivity analysis will be provided for each type of risk to which the entity is exposed.
Capital Disclosures
In December 2006, the CICA also issued accounting standard Section 1535, Capital Disclosures, which will become effective for us beginning January 1, 2008. Section 1535 will result in both quantitative and qualitative disclosure, and will enable users to evaluate an entity’s objectives, policies and processes for managing capital.
International Financial Reporting Standards
In 2006 the Accounting Standards Board (AcSB) of Canada announced its intention to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable entities. In early 2008, the AcSB announced that the changeover date for full adoption of IFRS will be January 1, 2011. We will be required to have comparative figures for 2010 and an opening balance sheet at the beginning of 2010 to comply with IFRS standards. We are currently assessing the impact to our financial statements of adopting IFRS.
94     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
3. Marketable Securities
We maintain liquidity sufficient to meet general operating requirements, to maintain stability in the short-term borrowing program and to provide flexibility in achieving corporate objectives. In order to meet these varied needs, marketable securities are held in either the available-for-sale or held-for-trading portfolio.

($ in millions)	2007			2006
	Held-for-trading	Available-for-sale	Total	Total

Issued or guaranteed by:
Financial institutions	980	141	1,121	1,544
U.S. government	163	394	557	579
Asset backed trusts	—	—	—	351
U.S. Agency	87	160	247	316
Corporate	340	33	373	264
Canadian government*	15	27	42	42
Other government	15	—	15	17
Accrued interest	—	—	—	17

Total marketable securities	$1,600	$755	$2,355	$3,130

*	Canadian government includes federal, provincial, and municipal governments and Crown corporations.
Available-for-sale marketable securities include $39 million of restricted cash and debt securities held by our subsidiary Exinvest Inc. In 2006 these securities totaled $37 million and were classified as investments on our balance sheet along with a $1 million bond which matured in 2007.
Interest income on available-for-sale securities was $34 million in 2007.
The following table provides a breakdown of our marketable securities by remaining term to maturity and shows how derivative financial instruments have been used to manage the interest rate and foreign currency exposures of the marketable securities in our available-for-sale portfolio.

($ in millions)	2007				2006
	Remaining term to maturity
	Under 1	1 to 3	Over 3
	year	years	years	Total	Total

Held-for-trading securities
Fixed rate securities	—	130	224	354	396
Floating rate securities	1,246	—	—	1,246	949

Total held-for-trading	1,246	130	224	1,600	1,345

Available-for-sale securities*
Fixed rate securities	6	282	441	729	825
Derivative instruments	(6)	—	—	(6)	(7)

Subtotal	—	282	441	723	818

Yield to maturity %	—	4.56	4.77	4.74	4.78
Floating rate securities	26	—	—	26	943
Derivative instruments	8	—	—	8	7

Subtotal	34	—	—	34	950

Yield to reset %	4.56	—	—	4.56	4.73
Total available-for-sale including derivatives	34	282	441	757	1,768

Total marketable securities before derivatives	1,278	412	665	2,355	3,113
Derivative instruments	2	—	—	2	—
Accrued interest	—	—	—	—	17

Total marketable securities including derivatives	$1,280	$412	$665	$2,357	$3,130

*	The 2006 comparative is comprised of a held-to-maturity portfolio which was carried at amortized cost.
EDC ANNUAL REPORT 2007     95

CONSOLIDATED FINANCIAL STATEMENTS
4. Loans Receivable
The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and Prime for Canadian dollars.

($ in millions)	2007					2006
		Yield to					Yield to
	Fixed	maturity	Floating	Spread	Total	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$	$	%	$	%	$

Performing:
Overdue	6	5.92	8	1.65	14	24	6.52	22	1.93	46
2007	—	—	—	—	—	911	6.51	1,318	1.86	2,229
2008	774	6.35	1,980	1.80	2,754	786	6.48	948	1.90	1,734
2009	722	6.51	1,167	1.72	1,889	786	6.56	1,331	1.38	2,117
2010	757	6.46	1,045	1.75	1,802	829	6.50	970	2.00	1,799
2011	798	6.47	1,486	1.39	2,284	847	6.53	2,169	1.17	3,016
2012	761	6.44	2,112	1.00	2,873	822	6.45	729	1.59	1,551
2013 — 2017	2,804	6.55	2,546	1.75	5,350	2,922	6.55	1,437	1.60	4,359
2018 and beyond	888	6.65	664	1.23	1,552	732	6.65	384	1.08	1,116

Performing gross loans receivable	7,510	6.55	11,008	1.46	18,518	8,659	6.55	9,308	1.45	17,967
Impaired (note 5)	38	3.51	552	0.62	590	570	6.54	1,044	1.10	1,614

Gross loans receivable	$7,548		$11,560		$19,108	$9,229		$10,352		$19,581

Non-accrued capitalized interest on:
Impaired loans (note 5)					(314)					(371)
Performing loans*					(37)					(121)
Deferred loan revenue and other credits**					(238)					(333)

Loans receivable					$18,519					$18,756

*	Represents the unamortized balance that accrued while the loan was impaired.

**	Represents deferred loan fee revenue of $238 million (2006 — $255 million related to deferred loan revenue and cash receipts of $78 million related to impaired loans being restructured).
At the end of December 2007, the floating rate performing gross loans receivable yield was 6.48% (2006 — 6.69%) with an average term to reset of 88 days (2006 — 95 days).
The breakdown of our performing gross loans receivable between sovereign and commercial is as follows:

($ in millions)	2007					2006
		Yield to					Yield to
	Fixed	maturity	Floating	Spread	Total	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$	$	%	$	%	$

Sovereign	1,150	7.98	615	1.10	1,765	1,529	7.92	1,006	1.08	2,535
Commercial	6,360	6.33	10,393	1.48	16,753	7,130	6.28	8,302	1.51	15,432

Total performing gross loans receivable	$7,510	6.55	$11,008	1.46	$18,518	$8,659	6.55	$9,308	1.45	$17,967

96     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
We have country risk concentrations as outlined below.

($ in millions)	2007		2006
	Performing gross			Performing gross
Country	loans receivable	%	Country	loans receivable	%

United States	8,745	47	United States	7,520	42
Canada	1,263	7	Mexico	1,619	9
Mexico	1,218	7	Canada	1,258	7
United Kingdom	974	5	China	1,106	6
China	859	5	United Kingdom	867	5
Other	5,459	29	Other	5,597	31

Total	$18,518	100	Total	$17,967	100

We have single counterparty performing gross loans receivable totaling $1,900 million with two airlines (2006 — $1,925 million with one airline), $2,087 million (2006 — $2,833 million) with three surface transportation entities, $524 million (2006 — $549 million) with an oil and gas entity and $741 million (2006 — nil) with a telecom and media entity. Six of these counterparties are located in the United States and one in Mexico.
We sold $62 million in financing assets to various counterparties in 2007 (2006 — $77 million). Loan sales totaled $46 million (2006 — $73 million) and included four performing loans totaling $44 million (2006 — $15 million). The performing loans were sold without recourse and the sales were done for an amount approximate to the loans’ carrying value resulting in no material gain or loss. The asset sales also included the sale of equity instruments with a net carrying value of $16 million which were received through loan restructurings resulting in a gain of $15 million (2006 — $10 million).
Non-accrued capitalized interest is a contractually determined amount typically representing rescheduled interest that would have been recognized on loans to borrowers if those loans were performing.
The following reflects the movement of non-accrued capitalized interest during the year:

($ in millions)	2007	2006

Balance at beginning of year	492	806
Capitalized during the year	4	17
Impaired interest and fees received	85	87
Amortization	(74)	(39)
Debt relief	(1)	(261)
Impaired interest and fees recognized	(83)	(92)
Foreclosed loans	—	(12)
Revaluation of sovereign impaired loans	(16)	(13)
Write-off	(2)	—
Foreign exchange translation	(54)	(1)

Balance at end of year	$351	$492

EDC ANNUAL REPORT 2007     97

CONSOLIDATED FINANCIAL STATEMENTS
5. Impaired Loans Receivable
The following table shows the amount of impaired gross loans receivable, net of non-accrued capitalized interest and the specific allowance, which represents impaired net loans receivable.

($ in millions)	2007	2006

Impaired gross loans receivable
Sovereign	479	548
Commercial	111	1,066

	590	1,614
Less: Non-accrued capitalized interest	314	371
Specific allowance	101	332

Impaired net loans receivable	$175	$911

The following reflects the movement in impaired gross loans receivable during the year:

($ in millions)	2007	2006

Balance at beginning of year	1,614	3,193
Loans classified as impaired	38	24
Capitalized interest	1	17
Additional disbursements	—	8
Loans written off	(21)	(6)
Foreign exchange translation	(98)	(17)
Principal recoveries from loan sales	(2)	(82)
Principal repayments	(116)	(100)
Proceeds from foreclosure auction	(304)	—
Foreclosed loans	(339)	(193)
Receipts from the Government of Canada for sovereign debt relief	(1)	(266)
Loans reinstated to performing	(182)	(964)

Balance at end of year	$590	$1,614

During the year, impaired loans to 13 commercial borrowers totaling $21 million were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. For the five years ended December 2007, cumulative write-offs totaled $254 million, of which 26% occurred in the past three years.
During 2007, payments of principal and interest from borrowers, as well as proceeds from sales of impaired loans and proceeds from a foreclosure auction were $434 million (2006 — $343 million). These amounts were applied to the book value of the impaired loans and did not affect interest income.
A foreclosure auction took place in 2007 for 49 aircraft operated by an impaired obligor who had entered bankruptcy protection in 2005. These aircraft were held as security under our loans. As a result of the foreclosure auction, 36 aircraft were sold to various investors resulting in the full payout of the $304 million in outstanding principal on the associated loans and a reversal of the allowance of $76 million. No gain or loss was realized. The remaining 13 aircraft were returned to us and immediately placed on capital leases with the obligor, who has since been reclassified to performing status. The $182 million of loans reinstated to performing in 2007 includes $177 million as a result of this airline’s return to performing status.
Loans foreclosed during 2007 totaled $339 million (2006 — $193 million) which resulted in the reversal of $85 million (2006 — $62 million) of the allowance for losses on loans and no reversal (2006 — $12 million) of non-accrued capitalized interest. Loan foreclosures resulted in the return of 26 aircraft to us in 2007. In addition to the 13 aircraft returned to us following the foreclosure auction, there were an additional 13 aircraft returned to us in 2007 by this obligor. We received cash payments of $29 million relating to principal as well as the aircraft as part of the restructuring agreement. No material gain or loss was recorded, as the fair value of the aircraft and cash received approximated the principal balance outstanding on the related loans after the reversal of the allowance. These 13 aircraft were placed in trusts designated as variable interest entities for which we are the primary beneficiary (note 12). The aircraft are classified on our balance sheet as equipment available for lease.
98     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
In connection with the foreclosure auction and under the terms of the airline restructuring, we received additional cash payments which represented recoveries of interest due, resulting in the recognition of impaired income of $78 million which is included in loan revenue.
We were also awarded $189 million in unsecured claims in 2007 by the bankruptcy court which represents concessions we provided to the obligor to assist them in exiting bankruptcy. The settlement of these claims will be made through the distribution of shares by the obligor. During 2007 approximately $44 million of these claims were settled through the distribution of shares. These shares were immediately sold resulting in a realized gain of $9 million. The outstanding claims of $145 million were valued by obtaining the quoted market price in the secondary market and resulted in an unrealized gain of $48 million which is recorded in other income.
6. Allowance for Losses on Loans, Loan Commitments and Guarantees
The composition of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2007	2006

Base allowance
Investment grade exposure	121	92
Non-investment grade exposure	1,450	1,352

Total base allowance	1,571	1,444

Counterparty concentration
Investment grade exposure	7	14
Non-investment grade exposure	137	173

Total counterparty concentration	144	187

Market overlays
Country	—	(46)
Industry	40	118
Other	10	13

Total overlays	50	85

Total general allowance	1,765	1,716
Specific allowance for call of indemnity with subsidiary (note 26)	11	13
Specific allowance for impaired loans, loan commitments and guarantees	104	339

	1,880	2,068
Risk mitigation insurer’s share of loan allowance (note 7)	—	(61)

Total allowance for losses on loans, loan commitments and guarantees	$1,880	$2,007

As a result of a review of our allowance methodology in 2007, as discussed in note 2, the country overlays were removed from the allowance estimate. This resulted in a $46 million increase in the allowance in 2007.
The balance sheet classification of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2007	2006

Allowance for losses on loans	1,316	1,674
Allowance for losses on loan commitments	429	285
Allowance for losses on loan guarantees	135	109
Risk mitigation insurer’s share of loan allowance	—	(61)

Total	$1,880	$2,007

EDC ANNUAL REPORT 2007     99

CONSOLIDATED FINANCIAL STATEMENTS
The allowance for losses on loans is shown as a reduction to loans receivable on the balance sheet and the allowance for losses on loan commitments and guarantees is reported as a liability.
During the year, changes to the allowance for losses on loans, loan commitments and guarantees were as follows:

($ in millions)	2007				2006
			Risk mitigation				Risk mitigation
			insurer’s share of				insurer’s share of
	General	Specific	loan allowance	Total	General	Specific	loan allowance	Total

Balance at beginning of year	1,716	352	(61)	2,007	1,568	935	(124)	2,379
Provision for (reversal of) losses on loans, loan commitments and guarantees*	335	(184)	65	216	150	(514)	63	(301)
Write-offs**	—	(19)	—	(19)	—	(68)	—	(68)
Recovery of amounts written-off in prior years	—	18	—	18	—	—	—	—
Equity adjustment	(20)	(3)	—	(23)	—	—	—	—
Foreign exchange translation	(266)	(49)	(4)	(319)	(2)	(1)	—	(3)

Total	$1,765	$115	$—	$1,880	$1,716	$352	$(61)	$2,007

*	Includes a reversal of $85 million (2006 — $6 million) on foreclosed loans and a reversal of $76 million as a result of the sale of 36 aircraft.

**	Includes write-offs on foreclosed loans, which in 2007 is nil (2006 — $62 million). See note 5 for more information on loan write-offs.
7. Risk Mitigation Insurance
In 2005 we entered into an insurance policy to insure a portion of our aerospace loan portfolio exposure. The policy limit is currently $1.1 billion. The policy provides us with protection in the event of default by an obligor, which has the effect of locking in future cash flows on this portion of our aerospace loan portfolio.
The risk mitigation insurer’s share of loan allowance represents our estimate of the impact of this insurance in terms of reducing our requirement for loan provisions on the loan assets covered under the policy. The estimated impact takes into account the credit rating and exposure amounts of the obligors, net of the costs that we would still incur if a default occurs, such as refurbishment and re-marketing of the aircraft.
The upgrade of several airlines in 2007 has significantly reduced the impact of the insurance coverage on the provision requirements to a level where it is offset by estimates of refurbishment and other costs which would be incurred in the event of a default. The net result is that the risk mitigation insurer’s share of allowance is nil (2006 — $61 million). This does not alter the risk mitigation benefits provided under this policy, and the positive cash flow it would provide in the event of a default by one of our aerospace obligors.
8. Equity Financing
The equity financing portfolio is carried at fair value and is comprised of the following:

($ in millions)	2007	2006*

Direct investments	41	32
Fund investments	54	26

Total equity financing	$95	$58

*     Carried at cost
There was no material gain or loss resulting from the change in fair value of equity financing in 2007.
Undisbursed commitments related to equity investments amounted to $143 million at the end of December 2007 (2006 — $85 million). Of this amount, commitments to investment funds totaled $140 million. The timing of the disbursements to the investment funds is not readily determinable. Commitments are generally drawn down over a five-year period and draw downs are normally at the discretion of the fund managers.
100     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
9. Capital Leases
The net investment in capital leases includes the following:

($ in millions)	2007	2006

Total minimum lease payments receivable:
2008	16	—
2009	16	—
2010	16	—
2011	16	—
2012	16	—
2013 and beyond	63	—

	143	—
Estimated residual values of leased aircraft	33	—

Gross investment in capital leases	176	—
Unearned income	(54)	—

Net investment in capital leases	$122	$—

Capital lease revenue for the year was $8 million (2006 — nil). At the end of December 2007, 13 aircraft were subject to capital leases with one airline (2006 — nil). The remaining lease terms range from eight to ten years.
10. Equipment Available for Lease
Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements.

($ in millions)	2007	2006

Regional aircraft	395	241
Accumulated depreciation	23	8

	$372	$233

Number of aircraft	41	28

In 2007, due to changing market conditions, a review for impairment was done on all 41 aircraft, and analyses of future cash flows were performed where necessary. As a result, we reduced the carrying value of ten aircraft by a total of $35 million (2006 — nil), to reflect adjustments to fair value.
Operating lease revenue for the year was $37 million (2006 — $4 million). At the end of December 2007, all of our 41 aircraft were subject to operating leases with various airlines (2006 — 14 aircraft). The lease terms range from 24 to 72 months.
The following table presents minimum future lease payments receivable at the end of December:

($ in millions)	2007	2006

2007	—	17
2008	40	13
2009	24	5
2010	10	5
2011	5	5
2012	5	5
2013 and beyond	3	6

Total	$87	$56

EDC ANNUAL REPORT 2007     101

CONSOLIDATED FINANCIAL STATEMENTS
11. Loan Commitments
We have two types of commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans of $1,365 million (2006 — $1,717 million) and guarantees of $250 million (2006 — $84 million), as well as unallocated, confirmed lines of credit of $387 million (2006 — $459 million).
We have undisbursed amounts on signed loan agreements of $6,096 million (2006 — $3,913 million). Over the next two years, we estimate that we will disburse 59% of the remaining undisbursed commitments.
The projected disbursements of the signed loan commitments are as follows:

	2007		2006

	Projected		Projected
($ in millions)	disbursements	%	disbursements	%

2007	—	—	2,088	53
2008	2,221	36	499	13
2009	1,385	23	517	13
2010 and beyond	2,490	41	809	21

Total	$6,096	100	$3,913	100

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates are represented mainly by LIBOR for U.S. dollars.

	2007				2006

		Estimated				Estimated
	Fixed	spot yield	Floating	Spread	Fixed	spot yield	Floating	Spread
($ in millions)	$	%	$	%	$	%	$	%

Sovereign	15	7.02	35	2.17	24	5.62	61	1.99
Commercial	574	6.69	5,472	1.42	446	6.33	3,382	1.25

Total	$589	6.70	$5,507	1.43	$470	6.29	$3,443	1.26

12. Variable Interest Entities
A variable interest entity (“VIE”) is an entity in which the total equity investment at risk is not sufficient to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. We identify VIEs in which we have an interest and determine whether we are the primary beneficiary of the VIE and if so, consolidate the VIE under Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses or gains, or both. AcG-15 also requires specific disclosure for VIEs that are not consolidated but in which the entity has a significant variable interest.
We have identified VIEs for which we are the primary beneficiary and have consolidated these entities. In the 2005 to 2007 timeframe, we foreclosed on a number of aircraft loans and as a result, various aircraft for which we were a secured lender, were returned to us. During 2006 and 2007, these aircraft were placed into trusts designated as VIEs for which we are the primary beneficiary. These trusts have therefore been consolidated and have total assets of approximately $478 million at the end of December 2007 (2006 — $158 million) and are included in equipment available for lease and net investment in capital leases.
We also have significant interests in VIEs where we are not considered the primary beneficiary. These VIEs include secured leveraged lease financing transactions in the aerospace and rail transportation industries in which we have lent funds through special purpose entities and in some cases provided guarantees to the equity-holders of these entities. These VIEs had assets of approximately $6,212 million at the end of December 2007 (2006 — $7,893 million). The VIEs in the rail transportation industry were created in the 1999 to 2007 timeframe, while the VIEs in the aerospace industry were created in the 1995 to 2007 timeframe.
Our maximum exposure to loss as a result of involvement with VIEs was approximately $4,153 million at the end of December 2007 (2006 — $5,212 million). Of this amount, $3,687 million (2006 — $4,664 million) relates to the net loans receivable (gross loans receivable less the total allowance for loan losses) and $466 million (2006 — $548 million) relates to the guarantees provided to the equity holders.
102     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
13. Contingent Liabilities
Our contingent liabilities include both credit and medium-term insurance policies and guarantees which represent direct risks undertaken. We increase our contingent liability by assuming exposure from other insurers. We reduce our contingent liability by ceding reinsurance in both the credit insurance and medium-term insurance programs to other insurance companies.
The credit insurance program protects exporters of goods and services trading on credit terms of up to a year against non-payment due to commercial and political risks. Commercial risks covered include buyer insolvency, default, repudiation of goods by buyer and contract cancellation. Political risks that we cover include conversion and risk transfer, cancellation of export or import permits, or war-related risks. The medium-term insurance program provides cover for sales on exposure terms usually greater than one year and includes export credit insurance and guarantees, loan guarantees, performance guarantees and surety, extending cover for risks inherent in performance related obligations, and political risk insurance, which provides political risk protection for equity and other investments abroad.
At the end of December 2007, we had contingent liabilities of $20,576 million (2006 — $19,278 million) which mature as follows:

	2007				2006

	Credit	Medium-term			Credit	Medium-term
($ in millions)	insurance	insurance	Guarantees	Total	insurance	insurance	Guarantees	Total

2007	—	—	—	—	6,641	1,442	1,448	9,531
2008	7,447	1,242	2,495	11,184	—	860	2,540	3,400
2009	—	1,182	2,163	3,345	—	859	338	1,197
2010	—	745	1,386	2,131	—	444	1,259	1,703
2011	—	723	379	1,102	—	759	267	1,026
2012	—	167	429	596	—	430	65	495
2013 — 2017	—	1,185	322	1,507	—	830	320	1,150
2018 and beyond	—	285	426	711	—	280	496	776

Total	$7,447	$5,529	$7,600	$20,576	$6,641	$5,904	$6,733	$19,278

Insurance Policies
The major concentrations by location of risk are as follows:
Credit Insurance

	2007					2006

	Credit	Reinsurance	Reinsurance	Net credit		Credit	Reinsurance	Reinsurance	Net credit
($ in millions)	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance

United States	3,000	—	(24)	2,976	United States	3,004	—	(36)	2,968
Russia	449	—	—	449	Russia	324	—	—	324
Turkey	432	—	—	432	Turkey	270	—	—	270
Brazil	340	—	—	340	Canada	169	189	(93)	265
China	289	—	—	289	China	226	—	—	226
Other	3,048	—	(87)	2,961	Other	2,605	—	(17)	2,588

Total	$7,558	$—	$(111)	$7,447	Total	$6,598	$189	$(146)	$6,641

Medium-term Insurance

	2007					2006

	Medium-			Net medium-		Medium-			Net medium-
	term	Reinsurance	Reinsurance	term		term	Reinsurance	Reinsurance	term
($ in millions)	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance

Canada	138	3,032	—	3,170	Canada	212	3,109	—	3,321
United States	104	570	—	674	United States	210	673	—	883
Libya	300	—	—	300	Mexico	465	1	(334)	132
Dominican Republic	165	—	(42)	123	Venezuela	168	—	(46)	122
Venezuela	157	—	(47)	110	Colombia	209	—	(89)	120
Other	1,907	88	(843)	1,152	Other	1,991	65	(730)	1,326

Total	$2,771	$3,690	$(932)	$5,529	Total	$3,255	$3,848	$(1,199)	$5,904

EDC ANNUAL REPORT 2007     103

CONSOLIDATED FINANCIAL STATEMENTS
Guarantees
We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and any foreign bank. Foreign exchange guarantees are also issued which provide a guarantee to secure the closing risks associated with foreign exchange forward contracts. Each guarantee issued stipulates a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter.
We issue loan guarantees to cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset on the balance sheet and become a direct obligation of the buyer. At the end of December 2007, loan guarantees on secured loans totaled $300 million (2006 — $352 million) and guarantees with impaired obligors totaled $5 million (2006 — $5 million).
At the end of December 2007, we have guarantees outstanding of $7,600 million (2006 — $6,733 million).

($ in millions)	2007	2006

Performance security guarantees	4,467	3,686
Loan guarantees	2,967	2,979
Financial security guarantees	137	42
Foreign exchange guarantees	27	22
Specific transaction guarantees*	2	4

Total	$7,600	$6,733

*	We no longer issue specific transaction guarantees.
The major concentrations for guarantees by location of risk are as follows:

($ in millions)	2007		2006

United States	3,788	United States	3,598
Algeria	976	Algeria	1,023
Canada	861	Canada	646
China	162	Poland	189
Saudi Arabia	149	China	178
Other	1,664	Other	1,099

Total	$7,600	Total	$6,733

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.
14. Reinsurance Agreements
We cede reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve us of our obligations to the insured. However, they do provide for the recovery of claims arising from the liabilities ceded. We have a reinsurance treaty agreement for the credit insurance portfolio, as well as some facultative cover arrangements. Within the medium-term insurance program there is no reinsurance treaty, however, reinsurance is acquired on a transaction by transaction basis.
We assumed reinsurance for joint credit insurance policy domestic transactions underwritten by Travelers Guarantee Insurance Company, formerly St. Paul Guarantee Insurance Company. This reinsurance agreement ended in 2007 as all domestic policies have been migrated to our domestic partner, Compagnie Française d’Assurance pour le Commerce Extérieur SA. We have assumed export risks for a number of Canadian exporters under facultative arrangements with private credit insurers. For the surety bond insurance line of business, within the medium-term insurance program, we have general reinsurance agreements with several surety companies. In addition, we have assumed reinsurance positions under our contract frustration program.
104     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
The effect of reinsurance on our contingent liability is disclosed in note 13 and the impact on premiums is as follows:

($ in millions)	2007	2006

Insurance premiums and guarantee fees	165	154
Reinsurance assumed	14	20
Reinsurance ceded	(16)	(15)

Total	$163	$159

15. Recoverable Insurance Claims
During the year, changes to the recoverable insurance claims were as follows:

($ in millions)	2007	2006

Balance at beginning of year	61	67
Claims paid	57	61
Net reinsured claims paid*	2	6
Claims recovered	(14)	(38)
Write-off of recoverable claims**	(71)	(37)
Foreign exchange translation	(8)	2

Balance at end of year	$27	$61

*	Represents the net claims paid related to the agreement with Travelers Guarantee Insurance Company whereby we assume reinsurance for joint policy domestic transactions underwritten by Travelers Guarantee Insurance Company.

**	Includes claims related to the agreement with Travelers Guarantee Insurance Company whereby we assume reinsurance for joint policy domestic transactions underwritten by Travelers Guarantee Insurance Company.
Of the $57 million (2006 — $61 million) in claim payments made during 2007, 83% (2006 — 63%) were related to the credit insurance program. The largest concentrations of claim payments and recoveries were in the following countries:

	2007			2006

	Claims	Claims		Claims	Claims
($ in millions)	paid	recovered		paid	recovered

United States	32	6	United States	33	9
Kazakhstan	5	—	United Kingdom	7	—
Netherlands	3	—	Iran	4	13
Mexico	2	2	Brazil	3	—
Canada	2	—	Hong Kong	3	—
Other	13	6	Other	11	16

Total	$57	$14	Total	$61	$38

16. Allowance for Claims on Insurance
During the year, changes to the allowance for claims on insurance were as follows:

($ in millions)	2007	2006

Balance at beginning of year	446	536
Provision for (reversal of) claims on insurance	132	(75)
Write-off of recoverable claims	(71)	(37)
Increase in reinsurance	21	27
Claims expense	(3)	(4)
Foreign exchange translation	(51)	(1)

Balance at end of year	$474	$446

EDC ANNUAL REPORT 2007     105

CONSOLIDATED FINANCIAL STATEMENTS
The allowance for claims on insurance broken down by program is as follows:

	2007			2006

			Total			Total
($ in millions)	Insurance	Reinsurance	allowance	Insurance	Reinsurance	allowance

Allowance for claims for:
Credit	156	(9)	147	180	(10)	170
Medium-term	318	(79)	239	266	(57)	209

Total	$474	$(88)	$386	$446	$(67)	$379

17. Other Income
The following table provides a breakdown of the components of other income on the income statement:

($ in millions)	2007	2006

Unrealized gain on unsecured claims receivable*	48	—
Gain on the sale of financing assets	15	10
Impairment loss on equipment available for lease	(35)	—
Foreign exchange translation gain	87	5
Realized losses on available-for-sale marketable securities	(2)	—
Realized losses on sale of held-to-maturity marketable securities	—	(5)
Realized and unrealized losses on loans payable designated as held-for-trading	(65)	—
Realized and unrealized losses on derivatives	(6)	—
Net realized and unrealized gain (loss) on held-for-trading marketable securities	12	(2)
Other	2	1

Total other income	$56	$9

*	Due to the Comair restructuring. See note 5.
We recognized a foreign exchange translation gain of $87 million in 2007. Included in this amount is a gain on the financial instruments funding our available-for-sale marketable securities. In accordance with the new accounting standards for financial instruments, the foreign exchange gain or loss on our available-for-sale marketable securities must be recognized in other comprehensive income.
18. Provision for (Reversal of) Credit Losses
The composition of the provision for (reversal of) credit losses, expressed on the income statement, is as follows:

($ in millions)	2007	2006

Reversal of provision for losses on loans	(44)	(338)
Provision for losses on loan commitments	215	23
Provision for losses on loan guarantees	45	14

	216	(301)
Provision for (reversal of) claims on insurance	132	(75)
Reversal of provision for treasury losses (note 24)	(20)	—

Provision for (reversal of) credit losses	$328	$(376)

106     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
19. Debt Instruments
We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in Canadian dollars, U.S. dollars and other currencies. We use foreign exchange swaps to convert Canadian dollar and foreign currency denominated notes primarily to U.S. dollars. Interest rate swaps are principally used to convert fixed rate instruments to floating rates primarily related to LIBOR. We use derivative contracts and structured notes to minimize market risk and also for asset liability management purposes.
Loans Payable
Loans payable (excluding derivatives) are comprised as follows:

($ in millions)			2007	2006
	Held-for-	Other
	trading*	liabilities**	Total	Total**

Short-term payables	2,638	—	2,638	4,086

Long-term payables
— due within current year	1,581	—	1,581	1,902
— over one year	10,189	1,175	11,364	8,973

Total long-term payables	11,770	1,175	12,945	10,875

Accrued interest	—	—	—	179

Total loans payable	$14,408	$1,175	$15,583	$15,140

*	Accounted for at fair value

**	Accounted for at amortized cost
Interest expense recognized on our loans payable classified as other liabilities was $37 million in 2007.
The amount to be paid at maturity on the debt designated as held-for-trading is $14,080 million, a decrease of $328 million from the December 2007 fair value.
Structured Notes
We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine fixed income products with derivative components.
Structured notes outstanding, included in loans payable, are as follows:

($ in millions)	2007	2006*

Callable/extendible	1,789	1,722
Inverse floating rate note	449	636
Dual currency	180	148
Equity index	76	120

Total	$2,494	$2,626

*	Accounted for at amortized cost
We have executed swap contracts to mitigate market risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. We have in substance created floating rate debt by issuing bonds at fixed rates and entering into swap contracts whereby we receive fixed rate interest and pay interest at a floating rate. In swapping out of the underlying bond issue, the potential market risk has been converted to credit risk. Credit exposure on derivative financial instruments is further discussed in note 24.
EDC ANNUAL REPORT 2007      107

CONSOLIDATED FINANCIAL STATEMENTS
20. Debt Instrument Maturities
We often combine debt instruments with derivative financial instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

($ in millions)				2007		2006
	Debt	Swap		Yield*		Yield*
Year of maturity	issues	contracts	Net	(%)	Net	(%)

Fixed rate issues
2007	—	—	—	—	583	4.05
2008	1,478	(1,478)	—	—	—	—
2009	991	(991)	—	—	—	—
2010	4,271	(4,115)	156	8.14	184	8.14
2011	1,368	(1,368)	—	—	—	—
2012	1,967	(979)	988	4.64	—	—
2013 to 2017	1,633	(1,613)	20	8.16	23	8.16
2018 and beyond	225	(225)	—	—	—	—

Subtotal	11,933	(10,769)	1,164	4.88	790	7.15

Floating rate issues
2007	—	—	—		5,264
2008	2,681	1,301	3,982		525
2009	10	725	735		1,019
2010	23	3,745	3,768		1,920
2011	10	1,011	1,021		1,172
2012	14	754	768		570
2013 to 2017	507	1,326	1,833		2,387
2018 and beyond	66	214	280		248

Subtotal	3,311	9,076	12,387	4.84	13,105	5.16

Total	$15,244	$(1,693)	$13,551		$13,895

*	Refers to yield to maturity for fixed rate issues, and yield to reset for floating rate issues.
Credit exposure and other details of derivative financial instruments are included as part of note 24.
108     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
21. Interest Rate Risk
The following table summarizes our interest rate risk based on the gap between the carrying value of assets, liabilities and shareholder’s equity, grouped by the earlier of contractual re-pricing or maturity dates. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

	Immediately	Up to 6	Over 6 to	Over 1 to	Over 5	Not interest
($ in millions)	rate-sensitive	months	12 months	5 years	years	rate sensitive	Total

Assets
Cash and cash equivalents, marketable securities and investments	174	1,270	6	714	364	—	2,528

Gross loans receivable	44	11,385	358	3,037	3,694	590	19,108
Effective interest rate %	9.12	6.46	6.33	6.50	6.55

Less:
Deferred revenue and non-accrued capitalized interest						(589)	(589)
Net allowance for losses on loans						(1,316)	(1,316)
Capital leases	—	4	4	35	79	—	122
Effective interest rate %	—	7.31	7.31	7.31	7.32
Equity financing						95	95
Other assets and accrued interest						3,141	3,141

Total assets	$218	$12,659	$368	$3,786	$4,137	$1,921	$23,089

Liabilities and shareholder’s equity
Loans payable		4,310	1,689	8,189	1,319	76	15,583
Effective interest rate %		3.32	3.93	5.38	4.79

Total pay side instruments on swap contracts		14,776	1,139	710	—	3,965	20,590
Effective interest rate %(1)		4.78	4.39	4.77	—

Total receive side instruments on swap contracts		(4,644)	(1,691)	(6,980)	(1,290)	(4,289)	(18,894)
Effective interest rate %(1)		4.39	3.94	5.56	4.73

Cumulative foreign exchange translation on cross currency interest rate swaps(2)						(1,696)	(1,696)

Total loans payable							15,583

Other liabilities, accrued interest and deferred revenue						1,482	1,482

Shareholder’s equity						6,024	6,024

Total liabilities and shareholder’s equity	$—	$14,442	$1,137	$1,919	$29	$5,562	$23,089

At December 31, 2007

Total gap	218	(1,783)	(769)	1,867	4,108	(3,641)	—
Cumulative gap	218	(1,565)	(2,334)	(467)	3,641	—	—

Canadian dollar	17	1,369	11	33	17	(8,690)	(7,243)
Foreign currency	201	(3,152)	(780)	1,834	4,091	5,049	7,243

Total gap	218	(1,783)	(769)	1,867	4,108	(3,641)	—

At December 31, 2006

Total gap	233	(506)	(170)	3,139	4,721	(7,417)	—
Cumulative gap	233	(273)	(443)	2,696	7,417	—	—

(1)	Represents the effective yield to maturity on the notional amount of pay and receive side instruments on swap contracts. Not interest sensitive amounts include foreign exchange contracts and FX forwards not sensitive to interest rates.

(2)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.
EDC ANNUAL REPORT 2007      109

CONSOLIDATED FINANCIAL STATEMENTS
22. Shareholder’s Equity
The authorized share capital is $1.5 billion consisting of 15 million shares with a par value of $100 each. The number of shares issued and fully paid is 9.8 million (2006 — 9.8 million). No shares were issued in 2007 (2006 — nil). In March 2007, a dividend of $350 million was paid to the Government of Canada (2006 — nil).
23. Foreign Currency Balances
We have substantial assets and liabilities in U.S. dollars and in other currencies. In addition, we have derivative financial instruments denominated in various currencies. The purpose of these derivative financial instruments is to minimize our cost of capital and optimize our yields, while remaining within treasury guidelines and limits approved by our Board of Directors.
The following table shows where we have used derivative financial instruments to manage the foreign currency exposures of our asset and liability positions. The net foreign currency exposure at the end of December 2007 (expressed in Canadian equivalent dollars) is as follows:

($ in millions)								2007		2006

							Net foreign	Foreign	Net foreign	Foreign
	Assets			Liabilities			currency	exchange	currency	exchange
	Gross	DI*	Net	Gross	DI*	Net	exposure	rate	exposure	rate

U.S. dollars	15,935	195	16,130	(7,921)	(8,153)	(16,074)	56	0.9881	240	1.1653
Euros	957	—	957	3	(958)	(955)	2	1.4428	3	1.5377
Hong Kong dollars	109	—	109	(117)	10	(107)	2	0.1267	2	0.1498
Australian dollars	24	—	24	(196)	173	(23)	1	0.8659	1	0.9181
British pounds	971	—	971	(1,002)	32	(970)	1	1.9600	2	2.2824
Japanese yen	284	—	284	(975)	692	(283)	1	0.0088	—	0.0098
Czech koruna	49	—	49	—	(49)	(49)	—	0.0542	—	0.0559
Hungarian forint	40	—	40	—	(40)	(40)	—	0.0057	—	0.0061
Iceland krona	—	—	—	(82)	82	—	—	0.0157	—	0.0164
Mexican peso	128	—	128	—	(128)	(128)	—	0.0905	—	0.1080
Norwegian krone	—	—	—	(368)	368	—	—	0.1816	—	0.1869
New Zealand dollars	39	—	39	(585)	546	(39)	—	0.7579	—	0.8207
Polish zloty	2	—	2	—	(2)	(2)	—	0.4005	—	0.4013
Singapore dollars	45	—	45	—	(45)	(45)	—	0.6874	—	0.7597
South African rand	—	—	—	(35)	35	—	—	0.1444	—	0.1656

*	DI represents derivative instruments. See note 24.
We recognized a foreign exchange translation gain of $87 million in 2007 (2006 — gain of $5 million) which is included in other income. Included in this amount is a gain on the financial instruments funding our available-for-sales securities. There is a foreign exchange loss of $97 million associated with marketable securities classified as available-for-sale and recorded in other comprehensive income. Throughout the year, our assets and liabilities were denominated mainly in U.S. dollars, euros and British pounds.
24. Derivative Financial Instruments
We use a variety of derivative financial instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.
We currently use, but are not limited to, the following types of instruments:
Interest rate swaps — transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.
Cross currency interest rate swaps — transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.
Equity index swaps — transactions used to eliminate exposure to movements in an equity index on a debt issue undertaken. Two counterparties agree to exchange payments, one of which represents the percentage change in an agreed-upon equity index and the other a short-term interest rate index. The principal may either resemble an interest rate swap, in that no exchange of notional amounts occurs, or a cross currency interest rate swap, in which currencies will be exchanged at both inception and maturity.
Foreign exchange swaps — commitments to exchange cash flows in different currencies where there are two exchanges, the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.
Foreign exchange forwards — commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.
Credit default swaps — transactions between two counterparties that allow credit risks of a third-party reference entity or entities to be traded and managed. The buyer of credit protection pays a periodic fee to the protection seller over a specified term in return for compensation should a credit event (such as default or failure to pay) occur with the reference entity.
110     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein the counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) market risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.
Both our internal policies and guidelines (established in the Risk Management Office and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party and at the end of December 2007 totaled $1,278 million (2006 — $945 million). Where we have a collateral agreement with a counterparty, the counterparty must have a minimum credit rating of A- from an external credit rating agency. Where we do not have a collateral agreement with a counterparty, the counterparty must have a minimum external credit rating of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions of greater than three years. Internal policies and procedures establish credit approvals, controls and monitoring. We do not anticipate any significant non-performance by the counterparties.
In 2007, we reviewed our embedded derivatives and they were deemed to be immaterial.
We manage our exposure to market risk (interest rate and foreign exchange) using limits developed in consultation with the Department of Finance and approved by our Board of Directors.
In 2006 we estimated the credit impairment in derivative financial instruments, marketable securities and investments to total $20 million and an allowance for credit risk of $20 million was included in accounts payable. In 2007, subsequent to a review of our allowance methodology, as well as the implementation of Section 3855 — Financial Instruments — Recognition and Measurement we determined that an allowance was no longer required and we consequently removed this allowance from our balance sheet which resulted in a $20 million provision reversal on our income statement.
Notional amounts are not recorded as assets or liabilities on our balance sheet as they represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.
The remaining term to maturity for our derivative contracts is as follows:

($ in millions)				2007	2006

	Remaining term to maturity
	Under 1	1 to 3	Over 3
	year	years	years	Total	Total

Cross currency interest rate swaps	1,147	3,157	3,776	8,080	7,650
Interest rate swaps	543	2,183	1,454	4,180	3,841
Equity index swaps	53	—	—	53	120
Foreign exchange swaps	5,980	305	—	6,285	7,567
Foreign exchange forwards	139	—	—	139	267
Credit default swaps — protection sold	—	—	(118)	(118)	—
Credit default swaps — protection purchased	—	20	118	138	23

Total derivative financial instruments	$7,862	$5,665	$5,230	$18,757	$19,468

To diversify and reduce credit risk within our loan portfolio, we entered into credit default swap transactions which provide us with protection on six single-name entities to which we have exposure through our loan portfolio. To offset the cost of these transactions, we sold credit default swap protection on a series of AA and AAA rated collateralized debt obligations which contain a diversified group of corporate names.
The following table provides the fair values for each category of derivative financial instrument.

($ in millions)	2007	2006

Cross currency interest rate swaps	1,762	1,261
Interest rate swaps	4	(57)
Equity index swaps	76	57
Foreign exchange swaps	255	(204)
Foreign exchange forwards	(10)	(4)
Credit default swaps — protection sold	(11)	—
Credit default swaps — protection purchased	—	—

Total derivative financial instruments	$2,076	$1,053

The change in the fair value of the derivatives recognized in net income in 2007 amounted to a loss of $55 million.
EDC ANNUAL REPORT 2007     111

CONSOLIDATED FINANCIAL STATEMENTS
The following table provides the balance sheet disclosure of our derivative financial instruments.

($ in millions)	2007	2006

Derivative instruments — asset:
Derivatives with a positive value	2,242	1,447
Unamortized deferred losses on derivatives	—	51

	$2,242	$1,498

Derivative instruments — liability:
Derivatives with a negative value	166	394
Unamortized deferred gains on derivatives	—	136

	$166	$530

25. Fair Value of Financial Instruments
Fair value represents our estimate of the amount of consideration that would be agreed upon to exchange a financial instrument in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

($ in millions)		2007		2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Assets
Performing fixed rate loans*	7,094	7,007	8,041	7,644
Performing floating rate loans*	10,178	10,594	8,440	8,556

Total performing loans receivable	17,272	17,601	16,481	16,200
Impaired loans (less specific allowance and non-accrued capitalized interest)	175	175	911	911

Loans receivable and accrued interest and fees	17,447	17,776	17,392	17,111

Cash and cash equivalents	173	173	223	223
Marketable securities:
Held-for-trading	1,600	1,600	1,345	1,345
Available-for-sale	755	755	—	—
Held-to-maturity	—	—	1,747	1,958
Investments	—	—	38	38
Equity financing designated as held-for-trading	95	95	58	47
Recoverable insurance claims	27	27	61	61
Derivative instruments	2,242	2,242	1,498	1,498

Liabilities
Accounts payable	209	209	257	257
Loans payable:
Designated as held-for-trading	14,408	14,408	—	—
Other	1,175	1,226	15,140	15,252
Derivative instruments	166	166	530	530
Loan guarantees	135	135	109	109

*	The carrying and fair value of loans includes deferred guarantee fees of $65 million (2006 — $64 million).
112     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
The assumptions and valuation techniques that we use to estimate fair values are as follows:
Loans Receivable
In order to estimate the fair value of our performing loans receivable (including accrued interest receivable), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.
The fair value of impaired loans is considered to be equal to their carrying value.
Marketable Securities
We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.
Equity Financing
Depending on the type of investment, we estimate fair value using one of the following: (i) market-based methodologies, such as the quoted share price or the price of recent investments; (ii) discounted earnings or cash flow approaches; or (iii) liquidation or asset-based methods.
Significant assumptions used in the determination of fair value can include discount or capitalization rate, rate of return and the weighting of forecasted earnings.
Loans Payable
The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.
For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates.
Derivatives
Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.
Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.
For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and equity-linked swaps, the fair value is determined using models which are developed from recognized valuation techniques. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.
26. Related Party Transactions
We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under the terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions are measured at their exchange amounts.
Canada Account Administrative Expense Recovery
As described in note 28, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada, through a program referred to as “Canada Account”. We are compensated for expenses and overhead relating to Canada Account activities. In 2007, we incurred $6 million (2006 — $9 million) against Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the income statement.
EDC ANNUAL REPORT 2007     113

CONSOLIDATED FINANCIAL STATEMENTS
Subsidiary Contingent Liability
Our consolidated contingent liabilities include $36 million (2006 — $44 million) which represents the potential claim that the Canada Account could make against the two entities in which our subsidiary Exinvest has an ownership interest. These two entities were established for the purposes of financing the sale of regional jet aircraft. There is a Tripartite Indemnity Agreement in place between these two entities and the Canada Account related to guarantees that the Canada Account provided to third parties. During 2003, the ultimate obligor to which the Canada Account guarantees pertained became impaired which resulted in a call against the guarantees and the Canada Account has since paid out on the guarantees and is now in a position to make a call against the two entities in which our subsidiary Exinvest has an ownership interest. A specific allowance of $11 million (2006 — $13 million) has been set up to provide against this potential call on the indemnity.
Debt Relief
When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.
Prior to April 2001, the Government of Canada has reimbursed to us an amount equal to the debt relief granted by the Government of Canada to our sovereign borrowers. The formula for calculating the amount to be paid to us was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by us after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate us for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, we will share in the costs of debt forgiveness to the amount of our appropriate specific allowances on the loans.
Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.
During the year, we received in total $1 million (2006 — $266 million) pursuant to debt relief arrangements, all of which (2006 — $261 million) represented the non-accrued capitalized interest associated with these loans and was recognized as debt relief income on the income statement.
27. Employee Future Benefits
Pension Plans
Effective April 24, 2000, we established pension benefit plans for our employees. The plans are defined benefit plans, providing benefits to retirees based on years of service and the best five consecutive years’ average salary of the employees. Upon retirement, the benefits are fully indexed to inflation. All permanent employees are members of the Registered Pension Plan, however, employee contributions to the plan are optional.
Upon the establishment of the pension plans, employees made an election to transfer their benefits from the Public Service Superannuation Fund. The related obligation and the assets to fund the plans that were transferred from the Government of Canada are included in the obligation and assets shown in the following table.
We maintain a registered defined pension plan, supplemental defined benefit pension plan and other benefit plans such as post-employment benefits and post-retirement benefits for eligible employees. The purpose of the Supplementary Retirement Plan is to supplement benefits to those of its members whose benefits and/or contributions under the registered plan are affected by Income Tax Act maximums. It does so by increasing their benefits to the level which would be payable under the registered pension plan if these maximums did not apply.
Our appointed actuaries measure the accrued benefit obligations and the fair value of the plans’ assets for accounting purposes as at December 31 of each year. The most recent funding valuation for the Registered Pension Plan was as at December 31, 2006. The next required valuation, to be completed in 2008, will be as at December 31, 2007. For the Supplementary Plan, an annual funding valuation is prepared as at December 31 each year.
114      DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
Other Benefit Plans
We maintain a retiring allowance program and provide certain life insurance, health and dental care benefits to retired employees. These plans are unfunded and costs are accrued based on actuarial calculations.
The following table presents the financial position of our employee benefit plans at the end of December 2007:

($ in millions)	2007			2006

	Registered		Other	Registered		Other
	pension	Supplementary	benefit	pension	Supplementary	benefit
	plan	pension plan	plans	plan	pension plan	plans

Accrued benefit obligation:
Obligation beginning of year	319	16	73	316	14	64
Current service costs	19	1	6	20	1	5
Interest cost on benefit obligation	17	1	4	17	1	4
Actuarial loss (gain)	(12)	2	1	(28)	1	1
Benefits paid	(6)	(1)	(1)	(6)	(1)	(1)

Accrued benefit obligation at end of year	337	19	83	319	16	73

Fair value of plan assets:
Fair value at beginning of year	289	49	—	238	44	—
Actual return on plan assets	(3)	—	—	26	6	—
Employer contributions	22	1	1	27	—	1
Employee contributions	4	—	—	4	—	—
Benefits paid	(6)	(1)	(1)	(6)	(1)	(1)

Fair value at end of year	306	49	—	289	49	—

Funded status — plan (deficit) surplus	(31)	30	(83)	(30)	33	(73)
Unamortized net actuarial loss (gain)	56	(21)	17	43	(26)	17
Unamortized transitional obligation	—	—	6	—	—	7

Accrued benefit asset (liability)	$25	$9	$(60)	$13	$7	$(49)

The unamortized net actuarial loss in our Registered Pension Plan was $56 million (2006 — $43 million) which exceeded 10% of the accrued benefit obligation by $21 million (2006 — $11 million) as at the end of December 2007. The excess amount is being amortized on a straight-line basis to pension expense over the expected average remaining service period of active employees. Amortization of accumulated net actuarial losses in periods subsequent to December 2007 will be affected principally by the discount rate used to estimate benefit obligations and by the difference between future investment results and the expected return on plan assets.
The accrued benefit asset (liability) is included on our balance sheet in accounts payable and other credits.
Asset Mix
Plan assets are invested in debt securities, equity securities and held in cash. For the Registered Pension Plan, the target allocation percentages are 30% in debt securities and 57% in equity securities (2006 — 30% debt and 57% equities). The remaining 13% (2006 — 13%) is targeted to other inflation-sensitive categories. During the transition to this new target, 9% (2006 — 9%) has been added to the equities allocation, and 4% (2006 — 4%) to the debt allocation. The actual percentages at the end of December 2007 were 35% in debt securities and 65% in equity securities (2006 — 33% and 67%). For the Supplementary Pension Plan, the target is 100% in equity securities, net of the cash in a refundable tax account as prescribed by Canada Revenue Agency. This resulted in actual percentages of 47% in cash and 53% in equity securities at the end of 2007 (2006 — 45% and 55%).
EDC ANNUAL REPORT 2007     115

CONSOLIDATED FINANCIAL STATEMENTS
Defined Benefit Costs

($ in millions)	2007			2006
	Registered		Other	Registered		Other
	pension	Supplementary	benefit	pension	Supplementary	benefit
	plan	pension plan	plans	plan	pension plan	plans

Current service costs (net of employee contributions)	15	1	6	16	1	5
Interest cost on benefit obligation	17	1	4	17	1	4
Actual return on plan assets	3	—	—	(26)	(6)	—
Actuarial loss (gain)	(12)	2	1	(28)	1	1

Benefit costs (gain) before adjustments to recognize the long-term nature of employee future benefit costs	23	4	11	(21)	(3)	10

Adjustments:
Difference between expected return and actual return on plan assets	(25)	(3)	—	8	3	—
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit obligation for the year	13	(3)	—	32	(2)	(1)
Amortization of transitional obligation	—	—	1	—	—	1

Total	$11	$(2)	$12	$19	$(2)	$10

Total Cash Payments
Total cash payments for employee future benefits in 2007 totaled $22 million (2006 — $28 million). The payments consisted of cash contributions to the Pension Plans and payments paid directly to beneficiaries for the unfunded Other Benefit plans. Included in total cash payments in 2007 was $12 million (2006 — $18 million) in additional contributions to the Registered Pension Plan in relation to a plan deficit identified as a result of the funding valuation for 2004, 2005 and 2006.

Assumptions	2007			2006
	Registered		Other	Registered		Other
	pension	Supplementary	benefit	pension	Supplementary	benefit
(Weighted average)	plan	pension plan	plans	plan	pension plan	plans

Accrued benefit obligation:
Discount rate	5.50%	5.50%	5.50%	5.20%	5.20%	5.20%
Rate of compensation increase	Inflation	Inflation	Inflation	Inflation	Inflation	Inflation
	+ productivity	+ productivity	+ productivity	+ productivity	+ productivity	+ productivity
	+ merit	+ merit	+ merit	+ merit	+ merit	+ merit

Benefit costs:
Expected long-term rate of return on assets	7.50%	3.75%	n/a	7.50%	3.75%	n/a
Discount rate on projected benefit obligation	5.20%	5.20%	5.20%	5.10%	5.10%	5.10%
Inflation	2.50%	2.50%	n/a	2.50%	2.50%	n/a
Rate of compensation increase	Inflation	Inflation	Inflation	Inflation	Inflation	Inflation
	+ productivity	+ productivity	+ productivity	+ productivity	+ productivity	+ productivity
	+ merit	+ merit	+ merit	+ merit	merit	+ merit

The initial annual rate of increase for covered medical care benefits is assumed to be 10% (2006 — 8%). This rate is projected to trend down over seven years to an ultimate rate of 4% for 2014 (2006 — 4% for 2013) and subsequent years. For dental care, the trend rate used was 4% (2006 — 4%).
A one percentage point increase in assumed health care cost trends would have increased the service and interest costs by $2.0 million (2006 — $1.8 million) and the obligation by $14.5 million (2006 — $12.7 million). A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs and the obligation by $1.5 million (2006 — $1.3 million) and $11.1 million (2006 — $9.6 million).
116     DELIVERING RESULTS FOR CANADA

CONSOLIDATED FINANCIAL STATEMENTS
28. Canada Account Transactions
Pursuant to the Act, the Minister of International Trade, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as the “Canada Account”. Our Board of Directors is responsible only for ensuring that transactions we make under the Canada Account are administered appropriately. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees recorded in accordance with the accounting policies and practices of the Government of Canada, amounted to $2,902 million at the end of December 2007 (2006 — $3,784 million). In addition, in 2007, we implemented a number of portfolio management activities for the Canada Account aerospace portfolio which includes the engagement of various external aviation asset management services to provide repossession, storage, remarketing and operating lease services for returned aircraft. These aircraft were returned because of default under the related obligors’ loan agreements and were classified as equipment available for lease. At the end of December 2007, equipment available for lease totaled $86.9 million net of depreciation and included six aircraft. These aircraft were leased with terms of 36 months and generated $4 million in operating lease revenue for the year. Other related activities included a restructuring agreement from which the Government of Canada received unsecured claims which were sold in the capital market. In September 2007, the Government of Canada entered into a financial guarantee insurance policy to insure U.S. $600 million of the Canada Account aerospace portfolio exposure to minimize concentration risk.
The Act allows the Canada Account to have outstanding loans and commitments to borrowers, and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $13 billion. The position against this limit at December 31, determined in accordance with the requirements of the Act, was $3.3 billion (2006 — $5.7 billion). In June 2007, a $1.3 billion loan commitment was cancelled as it was no longer required under the related commercial contract.
At the end of December 2007, there were no Ministerial Authorizations (M.A.’s) issued and approved (2006 — $159 million). This is an amount that is approved by the Minister of International Trade with the concurrence of the Minister of Finance in support of potential new transactions to be signed. The position against the statutory limit increases accordingly as we sign each new obligation that has the effect of extending credit or giving rise to a contingent liability.
29. Reclassification of Comparative Figures
Certain 2006 comparative figures have been reclassified to conform to the presentation adopted in 2007.
EDC ANNUAL REPORT 2007     117

TEN-YEAR REVIEW

Balance Sheet
as at December 31
($ in millions)	2007	2006	2005

Gross loans receivable*	19,108	19,581	17,306
Less: non-accrued capitalized interest	(351)	(492)	(806)
Less: allowance for losses on loans	(1,316)	(1,674)	(2,148)
Less: deferred loan revenue	(238)	(333)	(247)
Risk mitigation insurer’s share of loan allowance	—	61	124

	17,203	17,143	14,229
Equipment available for lease	372	233	114
Net investment in capital leases	122	—	—
Equity financing	95	58	44
Cash and marketable securities	2,528	3,353	3,263
Reinsurers’ share of allowance for claims	88	67	40
Other assets	2,681	1,971	2,039

Total assets	$23,089	$22,825	$19,729

Loans payable	15,583	15,140	13,424
Other liabilities	444	859	650
Allowance for losses on loan commitments and guarantees	564	394	355
Allowance for claims on insurance	474	446	536

Total liabilities	17,065	16,839	14,965

Share capital	983	983	983
Retained earnings	5,121	5,003	3,781
Accumulated other comprehensive income	(80)	—	—

Shareholder’s equity	6,024	5,986	4,764

Total liabilities and shareholder’s equity	$23,089	$22,825	$19,729

*	Equity financing is included in gross loans receivable prior to 2003

Statement of Income
for the year ended December 31
($ in millions)	2007	2006	2005

Financing and investment revenue:
Loan	1,395	1,174	1,155
Operating lease	37	4	—
Capital lease	8	—	—
Debt relief	1	261	64
Investment portfolio	123	123	123

Total financing and investment revenue	1,564	1,562	1,342
Interest expense	717	628	494
Leasing and financing related expenses	46	19	—

Net financing and investment income	801	915	848

Insurance premiums and guarantee fees	163	159	156
Other income (expense)	56	9	—
Provision for (reversal of) credit losses	328	(376)	(513)

Income after provision for (reversal of) credit losses	692	1,459	1,517
Administrative expenses	219	203	182

Income before unrealized fair value adjustment	473	1,256	1,335
Unrealized fair value adjustment	—	(34)	(48)

Net income	$473	$1,222	$1,287

118     DELIVERING RESULTS FOR CANADA

TEN-YEAR REVIEW

2004	2003	2002	2001	2000	1999	1998

19,419	21,459	26,341	25,226	22,023	18,598	16,524
(1,027)	(1,211)	(1,426)	(1,241)	(1,165)	(1,182)	(1,255)
(2,674)	(3,290)	(3,613)	(2,892)	(2,700)	(2,324)	(2,060)
(262)	(276)	(292)	(267)	(272)	(248)	(220)
—	—	—	—	—	—	—

15,456	16,682	21,010	20,826	17,886	14,844	12,989
—	—	—	—	—	—	—
—	—	—	—	—	—	—
44	40	—	—	—	—	—
2,894	2,576	2,908	2,355	2,375	3,442	1,743
59	120	195	179	48	21	2
2,297	1,739	636	612	729	1,228	748

$20,750	$21,157	$24,749	$23,972	$21,038	$19,535	$15,482

15,545	17,325	20,828	19,609	17,583	16,325	12,636
732	533	812	1,082	846	937	728
448	472	377	588	130	115	129
548	592	655	643	487	360	309

17,273	18,922	22,672	21,922	19,046	17,737	13,802

983	983	983	983	983	983	983
2,494	1,252	1,094	1,067	1,009	815	697
—	—	—	—	—	—	—

3,477	2,235	2,077	2,050	1,992	1,798	1,680

$20,750	$21,157	$24,749	$23,972	$21,038	$19,535	$15,482

2004	2003	2002	2001	2000	1999	1998

1,148	1,249	1,400	1,618	1,578	1,256	1,053
—	—	—	—	—	—	—
—	—	—	—	—	—	—
43	56	96	1	—	2	—
63	60	69	127	197	146	126

1,254	1,365	1,565	1,746	1,775	1,404	1,179
345	404	583	934	1,068	784	655
—	—	—	—	—	—	—

909	961	982	812	707	620	524

161	147	147	134	144	133	110
(7)	7	7	2	9	(12)	15
(214)	784	840	741	549	523	433

1,277	331	296	207	311	218	216
178	173	174	149	117	100	81

1,099	158	122	58	194	118	135
143	—	—	—	—	—	—

$1,242	$158	$122	$58	$194	$118	$135

EDC ANNUAL REPORT 2007     119

TEN-YEAR REVIEW

Corporate Account
Financial Arrangements Facilitated
($ in millions)	2007	2006	2005

Export Financing
Direct financing	12,584	9,978	5,091

Export Insurance
Credit insurance*	51,009	42,916	41,565
Medium-term insurance	11,010	10,339	8,458
Guarantees	3,077	2,858	2,330

Subtotal	65,096	56,113	52,353

Total	$77,680	$66,091	$57,444

Domestic insurance not included above	$219	$2,355	$5,412

Financial And Other Data
Export Financing ($ in millions)
Value of total obligations on loans receivable	19,108	19,581	17,306
Value of total obligations on equity	95	58	44
Value of undisbursed loans**	6,096	3,913	2,994
Value of undisbursed equity	143	85	—
Value of disbursements	10,028	8,343	4,574
Value of liability on loan guarantees	2,549	2,442	1,470
Undisbursed amounts on loan guarantees	418	537	1,004
Amounts available for allocation	2,373	2,607	2,550
Loan amounts rescheduled	2	251	128
Loan amounts written off	21	6	39

Number of transactions financed	1,175	1,065	735
Number of current lines of credit and protocols	65	69	60

Export Insurance ($ in millions)
Value of liability on insurance and guarantees ***	17,609	16,299	14,060
Value of claims paid	57	61	44
Value of claims recovered/rescheduled	14	38	31
Value of claims outstanding at end of year	171	199	221
Value of claims under consideration at end of year	5	17	25

Number of policies issued	9,708	10,458	10,427
Number of insurance policies and guarantees in force	9,330	9,104	8,748

Average employee strength during the year	1,073	1,038	1,002

*	Excludes domestic insurance.

**	Includes equity prior to 2006.

***	Figures prior to 2002 were not restated to reflect current presentation as the information was not reasonably determinable.
120     DELIVERING RESULTS FOR CANADA

TEN-YEAR REVIEW

2004	2003	2002	2001	2000	1999	1998

6,152	5,939	7,381	8,419	7,657	6,060	6,639

40,177	37,267	34,532	26,776	25,807	23,792	20,660
6,951	7,410	8,638	8,555	7,080	5,914	3,933
1,623	1,244	689	597	325	456	189

48,751	45,921	43,859	35,928	33,212	30,162	24,782

$54,903	$51,860	$51,240	$44,347	$40,869	$36,222	$31,421

$4,899	$1,791	$298	$1,157	$3,996	$3,833	$3,330

19,419	21,459	26,341	25,226	22,023	18,598	16,524
44	40	—	—	—	—	—
2,794	3,040	3,512	4,938	4,825	5,345	5,813
—	—	—	—	—	—	—
4,172	4,194	6,028	8,085	7,210	6,374	5,822
1,909	1,820	2,699	2,212	1,795	1,643	1,723
820	509	299	355	112	123	150
1,682	1,732	1,655	1,476	1,176	1,659	1,320
64	232	775	290	264	720	237
81	113	194	191	105	—	—

635	571	397	556	458	372	351
47	61	47	40	44	55	52

12,175	11,468	12,265	11,944	12,495	10,955	9,921
64	76	144	144	84	134	72
24	30	39	51	30	17	19
261	282	344	298	246	234	164
38	52	35	48	36	38	62

10,756	10,184	6,351	5,090	3,951	3,879	3,345
8,209	7,491	6,968	6,002	5,187	4,873	4,462

994	1,003	992	939	838	778	698

EDC ANNUAL REPORT 2007     121

TEN-YEAR REVIEW
Canada Account
Financial Arrangements Facilitated

($ in millions)	2007	2006	2005

Export Financing
Direct financing*	27	3,645	649

Export Insurance
Credit insurance	—	—	—
Medium-term insurance	—	—	—
Guarantees	—	—	—

Subtotal	—	—	—

Total	$27	$3,645	$649

Financial And Other Data
Export Financing ($ in millions)
Value of total obligations on loans receivable*	2,765	3,592	3,994
Value of undisbursed loans*	2	1,516	1,526
Value of disbursements(net of guarantees)*	31	3,647	650
Value of liability on loan guarantees	462	535	1,311
Undisbursed amounts on loan guarantees	—	15	59
Amounts available for allocation	—	—	39
Loan amounts rescheduled	—	15	41

Number of transactions financed*	27	803	37
Number of current lines of credit and protocols	—	—	1

Export Insurance ($ in millions)
Value of liability on insurance and guarantees	—	—	—
Value of claims paid	—	—	—
Value of claims recovered	8	—	—
Value of claims outstanding at end of year	35	44	44

Number of policies issued	—	—	—
Number of insurance policies and guarantees in force	—	—	—

*	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions in 2006 and 2007.
122     DELIVERING RESULTS FOR CANADA

TEN-YEAR REVIEW

2004	2003	2002	2001	2000	1999	1998

987	1,209	527	135	38	67	9

—	1	1	—	—	—	—
—	—	5	16	224	247	497
—	—	—	—	—	—	12

—	1	6	16	224	247	509

$987	$1,210	$533	$151	$262	$314	$518

3,786	3,219	2,968	2,682	2,490	2,599	2,904
2,368	3,303	5,123	101	141	183	194
1,020	981	533	203	76	66	100
1,341	1,486	1,968	1,747	1,358	1,140	959
145	225	195	334	603	908	1,189
52	61	109	88	73	73	87
6	31	25	43	3	45	45

55	45	28	8	11	12	5
2	2	2	2	3	2	2

—	—	4	56	170	199	299
—	—	—	—	—	8	4
—	—	—	—	—	—	7
44	45	47	47	46	46	38

—	2	1	1	1	4	12
—	—	1	4	5	20	25

EDC ANNUAL REPORT 2007     123

GLOSSARY OF FINANCIAL TERMS
Actuarial Gains and Losses — Changes in the value of the accrued benefit obligation and the plan assets resulting from actual results differing from those assumed or changes in an actuarial assumption.
Actuarial Valuation (re: Employee Benefit Plans) — An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the accrued benefit obligation using estimates of future events that will affect the costs and obligation for employee future benefits.
Amortized cost — The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.
Basis Point — One one-hundredth of a percentage point.
Canadian GAAP — Canadian generally accepted accounting principles.
Contingent Liability — Potential debt which may become an actual financial obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.
Credit Risk — Credit risk is the possibility that a loss may be incurred if a counterparty fails to meet its financial commitments.
Derivative Financial Instruments — Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit derivative contracts.
Effective Interest Rate — The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Facultative Reinsurance — Reinsurance provided on a transactional basis.
Fair Value — The amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Financial Sustainability Ratio — Adjusted operating income (operating income net of debt relief) as a percentage of the year’s average capital and allowances. This ratio provides a measure of the generation of cash from operations relative to capital and allowances.
Foreign Exchange Risk — Foreign exchange risk is the possibility that a loss may result from exchange rate movements.
Gross Administrative Expenses — Administrative expenses before accounting for recovery of expenses related to Canada Account transactions.
Gross Efficiency Ratio — Gross administrative expenses expressed as a percentage of net revenue excluding debt relief.
Gross Loans Receivable — Principal amounts outstanding, including any non-accrued capitalized interest, under existing loan agreements.
Hedge — A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.
Impaired Loans — Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Corporation no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Interest Rate Risk — Interest rate risk is the potential impact on the Corporation due to changes in interest rates.
LIBOR — London Inter-Bank Offered Rate — The interest rate at which banks in London are prepared to lend funds to first-class banks.
Liquidity Risk — Liquidity risk is the chance that funds will not be available to meet the Corporation’s obligations.
Market Risk — Market risk is the likelihood of a loss to the Corporation as a result of possible movements in interest and foreign exchange rates.
Net Financing and Investment Income — The difference between the interest earned on assets and interest expense on borrowings.
Net Margin — Net financing and investment income expressed as a percentage of average assets employed.
Net Revenue — Net income excluding the provision for credit losses, administrative expenses and the unrealized fair value adjustment.
Operating Income — Net income excluding the provision for credit losses.
Operational Risk — Operational risk is the potential loss that may result from human error, internal control weaknesses and system deficiencies.
Projected Benefit Method Pro Rated on Services — An actuarial valuation method in which an equal portion of the total estimated future benefit is attributed to each year of service.
Projected Benefit Obligation — The actuarial present value of benefits attributed to employee services rendered to a particular date.
Return on Equity — Net income expressed as a percentage of shareholder’s equity.
Undisbursed Loan Commitments — A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.
Variable Interest Entities (VIEs) — VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.
124     DELIVERING RESULTS FOR CANADA